SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               Amendment No. 1 to
                        Rule 13e-3 Transaction Statement
            (Pursuant to Section 13(e) of the Securities Exchange Act
                       of 1934 and Rule 13e-3 thereunder)

                              Thermwood Corporation
                              (Name of the Issuer)

                              Thermwood Corporation
                      (Name of Person(s) Filing Statement)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                    883672107
                      (CUSIP Number of Class of Securities)

                             Claudia V. Swhier, Esq.
                               BARNES & THORNBURG
                            11 South Meridian Street
                             Indianapolis, IN 46204
                        Telephone Number: (317) 231-7231
           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

                  Transaction               Amount of filing fee
                  valuation

                  $10,968,1661                     $2,193.632

1. Price to be paid for an estimated 997,106 shares for which cash is to be paid in lieu of fractional shares.

2.  This fee was paid at time of initial filing.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            N/A
Form or Registration No.:
Filing Party:
Date Filed:

         Pursuant to General Instruction F to Schedule 13e-3, Thermwood Corporation hereby incorporates by reference its preliminary Proxy Statement with respect to a Special Meeting of its Shareholders being filed with the Commission simultaneously herewith. The preliminary Proxy Statement is attached as Exhibit (d)(1). References in the following Cross Reference Sheet and itemized responses in this Transaction Statement refer to portions of the preliminary Proxy Statement incorporated in answer thereto.

                              CROSS REFERENCE SHEET



                         Item No.                                Location in Proxy Statement
                         --------                                ---------------------------
1.        Issuer and Class of Security Subject           SUMMARY--The Special Meeting;--Purpose of
                   to the Transaction                             the Special Meeting; Voting; GENERAL--
                                                                  Voting, Vote Required; MARKET FOR THE
                                                                  COMMON STOCK; DIVIDENDS
2.        Identity and Background                        SUMMARY; MANAGEMENT OF THE COMPANY
3.        Past Contacts, Transactions or                 OTHER INFORMATION CONCERNING
                   Negotiations                          AFFILIATES; SPECIAL FACTORS--Conduct of the
                                                         Company's
                                                                  Business After the Reverse Stock Split
4.        Terms of the Transaction                       SUMMARY; GENERAL; SPECIAL FACTORS
5.        Plans or Proposals of the Issuer or            SPECIAL FACTORS--Conduct of the Company's
                   Affiliate                                      Business After the Reverse Stock Split
6.        Source and Amounts of Funds or                 SUMMARY--Financing of the Reverse Stock
                   Other Consideration                            Split; FINANCING OF THE REVERSE
                                                                  STOCK SPLIT; COSTS
7.        Purpose(s), Alternatives, Reasons              SUMMARY; SPECIAL FACTORS--Background
                   and Effects                                    of the Proposed Reverse Stock Split;
                                                                  --Reasons  for the   Proposed
                                                                  Reverse  Stock Split;
                                                                  --Recommendation of  the  Board of
                                                                  \Directors; Fairness    of
                                                                  the    Reverse Stock   Split;
                                                                  PRINCIPAL SHAREHOLDERS
                                                                  AND STOCK OWNERSHIP OF  MANAGEMENT
8.        Fairness of the Transaction                    SPECIAL FACTORS--Recommendation of the
                                                                  Board of Directors; Fairness of the Reverse
                                                                  Stock Split



9.        Reports, Opinions, Appraisals and              SPECIAL FACTORS-- Recommendation of the
                   Certain Negotiations                           Board of Directors; Fairness of the Reverse
                                                                  Stock Split;--Opinion of Goelzer; Exhibit B
10.       Interest in Securities of the Issuer           PRINCIPAL SHAREHOLDERS AND STOCK
                                                                  OWNERSHIP OF MANAGEMENT;
                                                                  MARKET FOR THE COMMON STOCK;
                                                                  DIVIDENDS--Company and Affiliate
                                                                  Purchases of Common Stock
11.       Contracts, Arrangements or                     SPECIAL FACTORS--Arrangements with Respect
                   Understandings with Respect                    to Issuer's Common Stock, Stock Options
                   to the Issuer's Securities                     and Convertible Debentures
12.       Present Intention and Recommenda-              GENERAL--Voting, Vote Required; SPECIAL
                   tion of Certain Persons with                   FACTORS--Recommendation of the Board of
                   Regard to the Transaction                      Directors; Fairness of the Reverse Stock Split
13.       Other Provisions of the Transaction            SPECIAL FACTORS--Appraisal Rights
14.       Financial Information                          SPECIAL FACTORS--Financial Effect of the
                                                                  Reverse Stock Split; CONSOLIDATED
                                                                  FINANCIAL STATEMENTS OF THE
                                                                  COMPANY; SELECTED HISTORICAL
                                                                  FINANCIAL DATA
15.       Persons and Assets Employed,                   COSTS; GENERAL--Voting, Vote Required
                   Retained or Utilized
16.       Additional Information                         Proxy Statement
17.       Material to be Filed as Exhibits               Not applicable


Item 1.  Issuer and Class of Security Subject to the Transaction.

(f) MARKET FOR THE COMMON STOCK; DIVIDENDS--Company and Affiliate Purchases of Common Stock

Item 3.  Past Contacts, Transactions or Negotiations.

(a)             OTHER INFORMATION CONCERNING AFFILIATES

Item 4.  Terms of the Transaction.

                Notice of Special Meeting; SUMMARY; GENERAL; SPECIAL FACTORS--Effect of Reverse Stock Split on Certain Affiliates; Management's Conflicts of Interest in the Reverse Stock Split;--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split; --Arrangements with Respect to Issuer's Common Stock, Stock Options and Convertible Debentures; --Conduct of the Company's Business After the Reverse Stock Split; --Federal Income Tax Consequences; --Financial Effect of the Reverse Stock Split;--Exchange of Certificates and Payment for Fractional Shares of New Common Stock

Item 6.  Source and Amounts of Funds or Other Consideration.

(b)                        COSTS

Item 10.  Interest in Securities of the Issuer.

(b) MARKET FOR THE COMMON STOCK; DIVIDENDS-- Company and Affiliate Purchases of Common Stock

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a)             GENERAL--Voting, Vote Required

Item 15.  Persons and Assets Employed, Retained or Utilized.

(a)             COSTS

(b)             GENERAL--Voting, Vote Required

Item 17.  Material to be Filed as Exhibits.

(a)             Term Sheet for Financing

(b)             (1)  Opinion  of  Goelzer  &  Co.,   Inc.   (See  Exhibit  B  to
                     Preliminary Proxy Statement filed as Exhibit (d)(1))

                (2)  Report of Goelzer & Co., Inc. dated August 20, 1998*

(c)             (1)  Incentive Stock Option Plan*

                (2)  Restated Non-Qualified Stock Option Plan*

                (3)  Resolutions of Compensation Committee*

                (4) Indenture dated as of February 3, 1993, between Thermwood Corporation and American Stock Transfer and Trust Company, Trustee, relating to 12% Convertible Subordinated Debentures due February 25, 2003, and resolutions relating to effect of reverse stock split on those debentures*

                (5) Option Agreement dated as of February 22, 1996, between Thermwood Corporation and R. Jerry Falkner, and resolutions relating to termination of same*

                (6) Option Agreement dated as of September 3, 1998, between Thermwood Corporation and Edgar Mulzer*

                (7)  Option  Agreement  dated  as  of  May  22,  1996,   between
                     Thermwood   Corporation   and  Kenneth  J.  Susnjara,   and
                     resolutions relating to termination of same*

(d)             (1)  Preliminary Proxy Statement

(e) See SPECIAL FACTORS--Appraisal Rights in Preliminary Proxy Statement filed as Exhibit (d)(i)

(f)             Not applicable


----------------
*Previously filed

                                                     SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 October 9, 1998
                                                       (Date)

                                          Thermwood Corporation

                                          By:/s/ Kenneth J. Susnjara
                                             -----------------------------------
                                                 Kenneth J. Susnjara, President


                                          /s/  Kenneth J. Susnjara
                                             -----------------------------------
                                               Kenneth J. Susnjara

                                          /s/ Linda S. Susnjara
                                             -----------------------------------
                                              Linda S. Susnjara

                                          /s/ Edgar Mulzer
                                             -----------------------------------
                                              Edgar Mulzer

                                                                     Exhibit (a)

                              Thermwood Corporation
                    Summary of Proposed Terms and Conditions
                               September 29, 1998



I.              GENERAL PROVISIONS

Borrower:                  Thermwood Corporation ("Thermwood" or "Borrower").

Bank:

Personal Guarantee:        A personal  guarantee will not be required based upon
                           a minimum subordinated debt infusion of $3.0 million by

Total Proposed
Amount:                    $12,000,000



II.             LOAN FACILITIES:  SPECIFIC TERMS

FACILITY A:                $6,500,000 Line of Credit.

Facility Purpose: To partially finance the buyback of common stock, refinance existing indebtedness, and provide for general working capital growth. The line of credit will contain a $500,000 sub-limit for the issuance of letters of credit.

Maturity:                  Two years from the date of closing.

Interest Rate:             Pricing   will  be   based   on  the Borrower's
                           senior  funded  debt  to  the trailing  twelve month
                           EBITDA as outlined in the performance pricing grid below. The interest rate will reset on an annual basis.


                                       Prime       LIBOR
   Level             Ratio             Plus         Plus           Non-Use Fee
     I          *4.00:1 # 3.50:1        1.50%         275 b.p.       50.0 b.p.
    II          *3.50:1 # 2.50:1        1.00%         250 b.p.       37.5 b.p.
    III         *2.50:1 # 2.00:1         .50%         225 b.p.       37.5 b.p.
    IV          *2.00:1                    0%         200 b.p.       25.0 b.p.

* less than or equal to
# greater than


Fees:                      Commitment Fee:           1.25% payable at closing.
                           Letter of Credit:         Equivalent to LIBOR margin
                                                     in place at the time of
                                                     issuance, payable quarterly
                                                     in advance.
                           Non-Use Fee:              As outlined above, payable
                                                     quarterly in arrears.

Repayment:                 Revolving with interest payable monthly on Prime Rate
                           borrowings   and  at  the   earlier   of  monthly  or
                           expiration of contract on LIBOR borrowings. Interest will be calculated on a year of 360 days for the actual number of days lapsed.
                           Principal will be due at maturity.

Security:                  A perfected first lien on all corporate assets.

Advances:                  Advances will be limited to 85% of eligible  accounts
                           receivable and 50% of eligible  inventory  (including
                           WIP). The advance rates are subject to a field audit to be completed prior to closing, as well as further
                           Bank due diligence.



FACILITY B:                $5,500,000 Term Loan.

Facility Purpose:          To finance the buyback of common stock.

Maturity:                  Five years from the date of closing.

Interest Rate: Pricing will be based on the Borrower's senior funded debt to the trailing twelve month EBITDA as outlined in the performance pricing grid below. The interest rate will reset on an annual basis.



                                      Prime         LIBOR
   Level             Ratio            Plus           Plus          Non-Use Fee
   -----             -----            ----           ----          -----------
     I          *4.00:1 # 3.50:1       1.75%         300 b.p.           N/A
    II          *3.50:1 # 2.50:1       1.25%         275 b.p.           N/A
    III         *2.50:1 # 2.00:1        .75%         250 b.p.           N/A
    IV          *2.00:1                   0%         225 b.p.           N/A

* less than or equal to
# greater than


Fees:                      Commitment Fee:           1.25% payable at closing.

                           Non-Use Fee:              N/A.

Repayment:                 Monthly   principal   payments  of  $62,500  will  be
                           required with interest  payable monthly on Prime Rate
                           borrowings   and  at  the   earlier   of  monthly  or
                           expiration of contract on LIBOR borrowings for the first year. For year two through year five, monthly principal payments of $98,959 will be required with interest payable monthly on Prime Rate borrowings and at the earlier of monthly or expiration of contract on LIBOR borrowings. Interest will be calculated on a year of 360 days for the actual number of days lapsed.

Cash Flow
Recapture:                 50% of excess cash flow for each year will be applied
                           to the term loan.  Excess cash flow is defined as the
                           amount by which  EBITDA  less cash  payment  of taxes
                           (dividends/distributions  if an S-Corporation or LLC)
                           less unfunded capital expenditures exceeds the amount
                           of  principal  due  annually on all  long-term  debt,
                           capitalized   lease   obligations,   and  bonds  plus
                           interest expense for the cash flow coverage to be equal to 1.25x.

                           Upon achievement of 100% collateral coverage for the term loan, the cash flow recapture will be eliminated. This allows the Borrower to begin prepaying the subordinated debt provided by , as long as the Borrower remains in compliance with its financial covenants. Collateral coverage will be determined based upon the completion of an updated orderly liquidation value appraisal for machinery and equipment (80% advance rate) and an updated fair market appraised value for real estate and improvements (75% advance rate).

Security:                  Perfected first security lien on all corporate
                           assets.


III.     OTHER PROVISIONS

Definitions:

                           (a) The Prime Rate is defined as the interest rate established from time to time by the Bank as the Bank's Prime Rate, whether or not such rate is publicly announced.

                           (b) The London Inter Bank Offering Rate ("LIBOR") is defined as the interest rate offered to leading banks for the applicable LIBOR interest period in the London interbank market at approximately 11:00 a.m. (London time), two banking days prior to the commencement of any LIBOR interest period. LIBOR requests must be made three business days prior to loan disbursement. All LIBOR based borrowings may extend  for  periods  of 30,  60, 90, or 180
                                    days.   Minimum  LIBOR   draws/contracts  of
                                    $500,000).

                           (c)      EBITDA  is   defined  as   earnings   before
                                    interest expense, income taxes, depreciation expense, and amortization expense.

                           (d) Unfunded capital expenditures is defined as all capital expenditures not financed by long-term debt or capitalized leases.

                           (e) Senior debt is defined as all outstanding short and long-term bank debt, including capitalized lease obligations and bonds.

                           (f) Total debt is defined as all outstanding short and long-term bank debt, including capitalized lease obligations and bonds and subordinated debt.

                           (g) Tangible net worth is defined as GAAP equity plus subordinated debt less intangible assets. Intangible assets include loan origination fees, organization expense, goodwill, notes and accounts receivable from related parties and shareholders, and prepaid expenses.

Conditions:

                           (a) Due diligence and formal credit approval by the Bank.

                           (b)      All     Bank      facilities     will     be
                                    cross-collateralized and cross-defaulted.

                           (c) Satisfactory review of pre-closing machinery and equipment appraisals and real estate appraisals.

                           (d)      Satisfactory    review    of    phase    one
                                    environmental   assessments   on  the   real
                                    estate.

                           (e) Satisfactory review of a pre-closing field audit of accounts receivable and inventory.

                           (f) Primary depository and disbursement Bank for the Borrower.

                           (g)      Minimum $3.0 million equity or  subordinated
                                    debt    investment    by   the    purchasing
                                    shareholders or an outside investor.

Financial Covenants:

                           (a) Minimum debt service coverage ratio of 1.25x. The covenant will be defined as EBITDA less cash payment of taxes (dividends/distributions if an S-Corporation or LLC) less unfunded capital expenditures to the sum of principal payments on all long-term debt (including capitalized lease obligations and bonds) plus interest expense. The covenant will be tested quarterly on a rolling four quarter basis.

                           (b) Maximum senior funded debt to the trailing twelve month EBITDA of 4.00:1. The covenant will be tested quarterly.

                           (c) Maximum total funded debt to the trailing twelve month EBITDA of 5.00:1. The covenant will be tested quarterly.

                           (d) Minimum tangibles net worth to be negotiated based upon further due diligence by the Bank. The covenant will be tested on a quarterly basis.

                           (e) Maximum total liabilities to tangible net worth to be negotiated based upon further due diligence by the Bank. The covenant will be tested on a quarterly basis.

                           (f) Dividends/distributions limited to income tax liability should the Borrower be an S-Corporation or LLC.

                           (g) No additional indebtedness or guarantee of indebtedness by the Borrower without the prior written approval of the Bank.

                           (h) Limitations on capital expenditures to be negotiated based upon further due diligence by the Bank.

Financial Reporting:       (a)      Annual audited consolidated  fiscal-year-end
                                    financial statements.

                           (b) Annual field audits of accounts receivable and inventory.

                           (c) Quarterly internally prepared consolidated financial statements.

                           (d)      Quarterly covenant compliance certificates.

                           (e) Monthly borrowing base certificates for the line of credit.

                           (f)      Monthly accounts receivable aging reports.

Interest
Rate Hedging: The Bank will make available a provision for the Borrower to enter into SWAP transactions to synthetically fix the rate on facility B. The Borrower will be able to fix its interest rate on a portion or all of the term loan without incurring prepayment penalties should there be a desire to prepay the credit facilities. Prepayment penalties are typical with fixed rate financing.

Cash Management:           _________ focus is on middle market corporate clients
                           in the Midwest. The Bank is large enough to provide the Borrower with a sophisticated array of cash management products and services, yet small enough to deliver these services in a highly personalized manner. ______________ ownership by a world-wide organization, ______________________ , also brings to the table a host of international services and opportunities as well. __________________ has Bank offices/branches located in over 70 countries. With this proposal, _______ does expect to become the primary depository and disbursement Bank for the Borrower.

Events of Default:         Usual and  customary in  transactions  of this nature
                           and to include without limitation,  (a) nonpayment of
                           principal,  interest,  fees,  or other  amounts,  (b)
                           violation   of   covenants,    (c)    inaccuracy   of
                           representations and warranties,  (d) cross-default to
                           other  material  agreements  and  indebtedness,   (e)
                           bankruptcy, (f) material judgments, (g) ERISA, (h) actual or asserted invalidity of any loan documents or security interest, and (i) change in control of the Borrower.

Indemnification
and Expenses:              The Borrower will  indemnify the Bank,  including but
                           not limited to, following any event of default, against all losses, liabilities, claims, and damages relating to their loans, the Borrower's use of loan proceeds or the commitments, including reasonable attorney's fees, except as such result from the indemnities' gross negligence or willful misconduct.

                           All fees and costs, including reasonable attorney fees, field audit fees, appraisal fees, and environmental fees incurred by the Bank in connection with negotiation of the credit facilities, preparation of loan documents, and closing and funding of the credit facilities, and in connection with any amendments, revisions, consents, waivers or any enforcement, preservation or protection of rights will be paid by the Borrower.

Other: This summary of proposed terms and conditions is intended as an outline only for discussions and does not purport to summarize all the conditions, covenants, representations, warranties, and other provisions which would be contained in definitive legal documentation for the credit facilities proposed herein. The Borrower shall waive its right to a trial by jury.

Good Faith Deposit: A deposit of $10,000 will be required at the time the Borrower accepts the proposal. The deposit will be applied to closing costs. If for any reason the Borrower decides not to consummate the proposed credit facilities, the fee deposit will be applied to costs incurred by the Bank for work performed. Should the Bank fail to obtain formal credit approval, the deposit will be returned.

Acceptance of
Proposal:                  These  proposed terms have been issued in response to
                           a request  for  financing  and in no way  represent a
                           commitment to lend. If this summary of proposed terms
                           is acceptable,  please demonstrate your acceptance of
                           them  by  signing  below.   Upon  acceptance  by  the
                           Borrower of the proposed terms and conditions of this proposal, the Bank will seek formal credit approval of the proposed credit facilities. This proposal will otherwise expire October 30, 1998.

Acceptance:                Accepted  and  agreed  upon  this  __________  day of
                           ________ 1998.

                           By:

                           Its:



                             [Thermwood Letterhead]

Dear Shareholder:


         You are invited to attend a Special Meeting of Shareholders (the "Special Meeting") of Thermwood Corporation, an Indiana corporation (the "Company"), to be held on November ___, 1998, at 11:00 A.M. local time, at the Corporate Headquarters located at One Buffaloville Road, Dale, Indiana 47523.


         At this meeting you will be asked to consider and vote upon the following:

                  (i) an amendment to Article V of the Company's Articles of Incorporation (the "Amendment") which would effect a 1-for-37,000 reverse split of the Company's Common Stock, without par value (the "Common Stock"), by reducing the number of authorized shares of Common Stock from 20,000,000 shares to 540 shares and the number of issued shares by a similar percentage, and which would also eliminate the Company's class of Preferred Stock (of which no shares are outstanding), and

                  (ii) a cash payment of $11.00 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of Common Stock following the reverse split.

         Items (i) and (ii) will be considered one proposal and shall be referred to herein as the "Reverse Stock Split."

         The Proposed Amendment is set forth in Exhibit A to the accompanying Proxy Statement. If the proposed Amendment is approved and the Reverse Stock Split is effected, the Company expects to cease the filing of certain reports with the Securities and Exchange Commission.

         Goelzer & Co., Inc. ("Goelzer") has been engaged by the Company in connection with the proposed Reverse Stock Split to provide its opinion with respect to the fairness from a financial point of view of the $11.00 cash payment for fractional shares to be made in the proposed Reverse Stock Split. Goelzer has rendered an opinion to the effect that the cash consideration to be received by shareholders in lieu of fractional shares is fair from a financial point of view. You are urged to read the opinion of Goelzer, which is attached to the accompanying Proxy Statement as Exhibit B. You are also urged to read carefully the accompanying Proxy Statement in its entirety, including the section entitled "Special Factors" for important information concerning the proposed Reverse Stock Split.

         THE BOARD OF DIRECTORS HAS FULLY REVIEWED AND CONSIDERED THE TERMS AND CONDITIONS OF THE PROPOSED REVERSE STOCK SPLIT AND HAS UNANIMOUSLY DETERMINED THAT THE PROPOSED REVERSE STOCK SPLIT, TAKEN AS A WHOLE, IS FAIR TO, AND IN THE BEST INTERESTS OF, THE CORPORATION AND ITS SHAREHOLDERS.

         The proposed Reverse Stock Split will not be consummated unless holders of more shares vote in favor of the Reverse Stock Split than shares voted against the Reverse Stock Split. The officers and directors of the Company own approximately 33.4% of the outstanding shares of Common Stock and have indicated that each will vote his or her shares in favor of the proposed Reverse Stock Split. Therefore, the Reverse Stock Split is likely to receive shareholder approval.

         Promptly after consummation of the Reverse Stock Split, if approved, a Letter of Transmittal will be mailed to all holders of Common Stock of the Company for use in surrendering their stock certificates. Please do not send in your stock certificates until you receive your Letter of Transmittal.

                                           Sincerely,



                                           Kenneth J. Susnjara,
                                           Chairman of the Board and President

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                                                  Exhibit (d)(1)



                             [Thermwood Letterhead]



                   NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON NOVEMBER __, 1998



                                                                October 23, 1998




To the Shareholders:


         PLEASE TAKE NOTICE that a Special Meeting of Shareholders (the "Special Meeting") of Thermwood Corporation, an Indiana corporation (the "Company"), will be held on November __, 1998, at 11:00 a.m. local time, at the Corporate Headquarters located at One Buffaloville Road, Dale, Indiana 47523, for the following purposes:


                  1.       To consider and vote upon the following:

                  (i) an amendment to Article V of the Company's Articles of Incorporation (the "Amendment") which would effect a 1-for-37,000 reverse split of the Company's Common Stock, without par value (the "Common Stock"), by reducing the number of authorized shares of Common Stock from 20,000,000 shares to 540 shares and the number of issued shares by a similar percentage, and which would also eliminate the Company's class of Preferred Stock (of which no shares are outstanding), and

                  (ii) a cash payment of $11.00 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of Common Stock following the reverse split.

                  2. To transact such other business pertaining or related to the foregoing as may properly come before the Special Meeting.


         Only holders of shares of Common Stock at the close of business on October 15, 1998, are entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.


                                       By authority of the Board of Directors,



                                       Kenneth J. Susnjara,
                                       Chairman of the Board and President

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                                TABLE OF CONTENTS


SUMMARY  ....................................................................-1-
         The Special Meeting.................................................-1-
         Purpose of the Special Meeting......................................-1-
         Voting   ...........................................................-2-
         Reasons for the Reverse Stock Split.................................-2-
         Potential Detriments of the Reverse Stock Split to Shareholders.....-3-
         Effect of the Reverse Stock Split on Certain Affiliates;
            Management's Conflicts of Interest in the Reverse Stock Split....-3-
         Recommendation of the Board of Directors; Fairness of the
            Reverse Stock Split..............................................-4-
         Opinion of Goelzer..................................................-4-
         Business of the Company.............................................-4-
         Conduct of the Company's Business After the Reverse Stock Split.....-4-
         Federal Income Tax Consequences.....................................-5-
         Dissenters' Rights of Appraisal.....................................-5-
         Exchange of Certificates and Payment for Fractional Shares..........-5-
         Financing of the Reverse Stock Split................................-6-
         Selected Historical Financial Data of the Company...................-7-

GENERAL  ....................................................................-9-
         Purpose of the Special Meeting......................................-9-
         Voting, Vote Required...............................................-9-
         Amendment of Articles of Incorporation to
            Effect the Reverse Stock Split..................................-10-

SPECIAL FACTORS.............................................................-11-
         Background of the Proposed Reverse Stock Split.....................-11-
         Reasons for the Reverse Stock Split................................-13-
         Potential Detriments of the Reverse Stock Split to Shareholders....-15-
         Effect of the Reverse Stock Split on Certain Affiliates;
            Management's Conflicts of Interest in the Reverse Stock Split...-16-Recommendation of the Board of Directors; Fairness of the
            Reverse Stock Split.............................................-17-
         Opinion of Goelzer.................................................-20-
         Business of the Company............................................-24-
         Arrangements with Respect to Issuer's Common Stock, Stock
            Options and Convertible Debentures..............................-27-
         Conduct of the Company's Business After the Reverse Stock Split....-29-
         Federal Income Tax Consequences....................................-32-
         Financial Effect of the Reverse Stock Split........................-34-
         Exchange of Certificates and Payment for Fractional Shares of
            New Common Stock................................................-44-

FINANCING OF THE REVERSE STOCK SPLIT........................................-45-

PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT....................-46-

OTHER INFORMATION CONCERNING AFFILIATES.....................................-49-

DESCRIPTION OF COMMON STOCK.................................................-49-

MANAGEMENT OF THE COMPANY...................................................-50-

SELECTED HISTORICAL FINANCIAL DATA..........................................-52-

MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...................-54-
         Fiscal Years Ended July 31, 1997, 1996 and 1995....................-54-
         Nine Months Ended April 30, 1998 Compared to Nine Months
            Ended April 30, 1997............................................-56-

LITIGATION..................................................................-58-

MARKET FOR THE COMMON STOCK; DIVIDENDS......................................-58-
         Market Information.................................................-58-
         Company and Affiliate Purchases of Common Stock....................-59-
         Dividends..........................................................-59-

SHAREHOLDER PROPOSALS.......................................................-59-

INDEPENDENT ACCOUNTANTS.....................................................-60-

ADDITIONAL INFORMATION......................................................-60-

COSTS    ...................................................................-60-

EXHIBIT A

         AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION................A-1

EXHIBIT B

         OPINION OF GOELZER & CO., INC.......................................B-1

EXHIBIT C

         DISSENTERS' RIGHTS STATUTE..........................................C-1

               Shareholders Should Read the Entire Proxy Statement
                   Carefully Prior to Returning Their Proxies


                                 PROXY STATEMENT
                                       FOR
                       SPECIAL MEETING OF SHAREHOLDERS OF
                              THERMWOOD CORPORATION
                          To Be Held November ___, 1998


                                     SUMMARY


         The following is a summary of certain information contained in this Proxy Statement. It is not intended to be a complete explanation of all the matters covered and much of the information contained in this Proxy Statement is not covered by this summary. The information contained in this summary is qualified in all respects by reference to the detailed discussion of these matters contained elsewhere in this Proxy Statement. Shareholders are urged to read this Proxy Statement, including the exhibits, in its entirety. The approximate date on which this Proxy Statement and form of proxy are being sent to shareholders is October 23, 1998.


The Special Meeting


         These proxy materials are furnished in connection with the solicitation of proxies by the Board of Directors of Thermwood Corporation, an Indiana corporation (the "Company"), for a special meeting of its shareholders to be held at 11:00 a.m. on November __, 1998, at the Corporate Headquarters, located at One Buffaloville Road, Dale, Indiana 47523, and at any adjournment or postponement of such meeting (the "Special Meeting").


Purpose of the Special Meeting

         At the Special Meeting, the shareholders will consider and vote upon:

                  (i) an amendment to Article V of the Company's Articles of Incorporation (the "Amendment") which would effect a 1-for-37,000 reverse split of the Company's Common Stock, without par value (the "Common Stock"), by reducing the number of authorized shares of Common Stock from 20,000,000 shares to 540 shares (such new shares of Common Stock sometimes referred to herein as the "New Common Stock") and the number of issued shares by a similar percentage, and which would also eliminate the Company's class of Preferred Stock (of which no shares are outstanding), and

                  (ii) a cash payment of $11.00 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of New Common Stock following the reverse split.

         Items (i) and (ii) will be considered one proposal and shall be referred to herein as the "Reverse Stock Split." See "General--Amendment of Articles of Incorporation to Effect the Reverse Stock Split."

Voting


         A majority of the votes entitled to be cast, in person or by proxy, is necessary for a quorum. Approval of the Reverse Stock Split requires that the number of shares voted in favor of the Reverse Stock Split exceeds the number of shares voted against the Reverse Stock Split. Only shareholders of record at the close of business on October 15, 1998 (the "Voting Record Date") will be entitled to vote at the Special Meeting. On the Voting Record Date, there were ______ shares of Common Stock outstanding, and the Company has no other class of equity securities outstanding.


         The officers and directors of the Company currently own in the aggregate 481,402 shares of Common Stock (excluding any shares which may be acquired by them upon the exercise of stock options or conversion of convertible debentures), which constitutes approximately 33.4% of the outstanding Common Stock. Each officer or director who owns Common Stock has indicated that he or she intends to vote in favor of the proposed Reverse Stock Split. See "Principal Shareholders and Stock Ownership of Management."

Reasons for the Reverse Stock Split

         The Board of Directors determined to propose the Reverse Stock Split in order (i) to eliminate the cost of maintaining small shareholder accounts, (ii) to permit small shareholders to receive a fair price for their shares without having to pay brokerage commissions, (iii) to determine a set monetary value of the shares of most lost shareholders, whose interests may eventually have to be turned over to the states under abandoned property laws, and (iv) to relieve itself and its affiliates of the administrative burden and cost and competitive disadvantages associated with filing reports and otherwise complying with the requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Board believes that the Company derives no material benefit from the continued registration of the Common Stock under the 1934 Act and that the monetary expense and burden to management of continued registration and the threat of a hostile acquisition of the Company while it is publicly traded significantly outweigh any benefit that may be received by the Company or its shareholders as a result of such registration. The Board of Directors is proposing the elimination of the class of Preferred Stock, because if the Reverse Stock Split is effected, the Board of Directors is planning to elect S corporation status under the Internal Revenue Code of 1986, as amended (the "Code"), and the Company will not qualify to make such election if it has more than one class of stock. See "Special Factors--Reasons for the Reverse Stock Split" and "Special Factors--Conduct of the Company's Business After the Reverse Stock Split."

Potential Detriments of the Reverse Stock Split to Shareholders


         Persons owning fewer than 37,000 shares of Common Stock prior to the Reverse Stock Split will cease to be shareholders of the Company, and thus will no longer participate in future potential earnings and growth. It is anticipated that only Kenneth J. and Linda S. Susnjara and Edgar Mulzer will continue as shareholders following the Reverse Stock Split. Persons who remain as shareholders after the Reverse Stock Split will have decreased access to information concerning the Company and will find it more difficult to sell their shares. See "Special Factors--Potential Detriments of the Reverse Stock Split."



Effect of the Reverse Stock Split on Certain Affiliates; Management's Conflicts of Interest in the Reverse Stock Split

         Mr. and Mrs. Susnjara and Mr. Mulzer own, in the aggregate, approximately 18.1% and 14.4%, respectively, of the outstanding shares of Common Stock of the Company (excluding shares subject to stock options held by them). Following the Reverse Stock Split, it is anticipated that Mr. and Mrs. Susnjara and Mr. Mulzer will beneficially own, in the aggregate, 100% of the Common Stock of the Company. Therefore, they will be the only equity holders to participate in the future earnings of the Company and their percentage of ownership will be significantly augmented by the cashing out of the smaller shareholders. Furthermore, the Company has an option to purchase the shares of Common Stock held by Mr. Mulzer at any time during the period commencing November 1, 1999, and ending on October 31, 2002. See "Special Factors--Arrangements with Respect to Issuer's Common Stock, Stock Options and Convertible Debentures." Therefore, it is possible that in the future, Mr. and Mrs. Susnjara will be the only equity holders to participate in the future earnings of the Company. See "Special Factors--Effect of the Reverse Stock Split on Affiliates; Management's Conflicts of Interest in the Reverse Stock Split."

         Pursuant to the Reverse Stock Split, all of the Company's outstanding stock options will be cashed out at an amount equal to the product of (i) the excess, if any, of the cash offered per share of currently outstanding Common Stock in lieu of fractional shares pursuant to the Reverse Stock Split over the per share exercise price of the option; times (ii) the number of shares subject to such option. "Special Factors--Arrangements with Respect to Issuer's Common Stock, Stock Options and Convertible Debentures."

         Since Mr. and Mrs. Susnjara and Mr. Mulzer hold stock options, they will be entitled to receive certain cash payments from the Company pursuant to the Reverse Stock Split. It is expected that Mr. Susnjara, Mrs. Susnjara and Mr. Mulzer will receive $57,187, $10,000 and $53,750, respectively, in settlement of their outstanding stock options. Mr. and Mrs. Susnjara and Mr. Mulzer are also expected to receive cash in lieu of fractional shares in the amount of $26,400 and $253,572, respectively. See "Special Factors--Effect of the Reverse Stock Split on Affiliates; Management's Conflicts of Interest in the Reverse Stock Split." In addition, Mr. Mulzer will be providing subordinated financing for the Reverse Stock Split and will receive a commitment fee of $50,000 for providing such financing. See "Financing of the Reverse Stock Split."


Recommendation of the Board of Directors; Fairness of the Reverse Stock Split


         The Board of Directors believes that the cash payment of $11.00 per share of currently outstanding Common Stock in lieu of the issuance of fractional shares of Common Stock represents a price that is fair both to the Company and to its shareholders. As members of the Board, Kenneth J. Susnjara, Linda S. Susnjara and Edgar Mulzer share this belief. See "Special Factors-- Recommendation of the Board of Directors; Fairness of the Reverse Stock Split," and "Special Factors--Opinion of Goelzer."



Opinion of Goelzer

         Goelzer & Co., Inc. ("Goelzer"), a business valuation firm, was retained by the Special Committee to assist the Special Committee and the Board in evaluating the Company for purposes of determining a fair price to be paid in lieu of the issuance of fractional shares of New Common Stock as part of the Reverse Stock Split. Goelzer has advised the Special Committee and the Board of Directors that in its opinion the $11.00 per share cash price to be paid in lieu of the issuance of fractional shares of New Common Stock pursuant to the Reverse Stock Split is fair to holders of Common Stock from a financial point of view. See "Special Factors--Opinion of Goelzer."

Business of the Company

         The Company manufactures high technology machining systems and sells its products primarily through the assistance of dealer networks established throughout the United States and Europe. The Company's machining systems are utilized principally in the woodworking, plastics and aerospace industries. The Company also offers a variety of technical services. These services include training, installation assistance, preventive maintenance and upgrading and enhancement of installed products as technology advances. Technical services are marketed to customers who purchase equipment and systems directly from the Company as well as to companies which purchase the Company's products in the used market.

Conduct of the Company's Business After the Reverse Stock Split


         If the Reverse Stock Split is approved and effected, the Company intends to terminate the registration of its Common Stock under the 1934 Act. Thereafter, the Company will cease the filing of periodic reports, proxy statements and other reports and documents otherwise required to be filed with the Securities and Exchange Commission (the "Commission"). It is expected that following the Reverse Stock Split, Kenneth J. and Linda S. Susnjara and Edgar Mulzer will beneficially own 100% of the outstanding shares of the Company. The Company is likely to elect S corporation status and reduce the size of its Board of Directors over time. Apart from those changes, the Company intends to continue operating in substantially the same manner as it is currently conducting its business operations. See "Special Factors--Reasons for the Reverse Stock Split," and "Special Factors-- Conduct of the Company's Business After the Reverse Stock Split."


Federal Income Tax Consequences

         The receipt of shares of New Common Stock in exchange for presently outstanding shares of Common Stock will not result in recognition of gain or loss to the shareholder. The receipt of cash by a shareholder pursuant to the Reverse Stock Split will be a taxable transaction for federal income tax purposes. Depending upon the particular circumstances of each shareholder, the receipt of cash will be treated either as an exchange for property transaction or as a distribution that will be treated as a dividend to the extent of the shareholder's ratable share of the Company's undistributed earnings and profits. See "Special Factors--Federal Income Tax Consequences."

Dissenters' Rights of Appraisal

         Although no dissenters' rights are required for the proposed Reverse Stock Split under the Indiana Business Corporation Law, the Board of Directors of the Company has adopted a resolution voluntarily granting dissenters' rights in accordance with Section 23-1-44-8(a)(5) of the Indiana Business Corporation Law. Any record shareholder entitled to vote on the Amendment may dissent from the Amendment and obtain payment of the fair value of his or her shares in accordance with Sections 23-1-44-1 to 20 of the Indiana Business Corporation Law (the "Dissenters' Rights Statute"). Any shareholder contemplating the exercise of his or her right to dissent is urged to review carefully the provisions of the Dissenters' Rights Statute reprinted as Exhibit C to this Proxy Statement. Exhibit C contains a complete description of the rights and obligations of the Company and any shareholder who desires to exercise dissenters' rights. EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISIONS OF THE DISSENTERS' RIGHTS STATUTE IN ORDER FOR SHAREHOLDERS TO PERFECT DISSENTERS' RIGHTS. See "Special Factors--Dissenters' Rights of Appraisal."

Exchange of Certificates and Payment for Fractional Shares

         If approved, holders of Common Stock who beneficially own 37,000 shares or more will receive one share of New Common Stock for each 37,000 shares of Common Stock owned prior to the Reverse Stock Split. Holders of Common Stock who do not beneficially own at least 37,000 shares and those whose shares are not an even multiple of 37,000 shares will receive from the Company, in lieu of the issuance of certificates for fractional shares of New Common Stock, cash in the amount of $11.00 per share of Common Stock held prior to the Reverse Stock Split. Such exchange and/or payment will be made by the Company upon the physical surrender by shareholders of their share certificates for Common Stock pursuant to the transmittal instructions to be mailed by the Company to the shareholders following the approval of the Amendment. For the purpose of the operation of the Reverse Stock Split (i.e., for determining whether and to what extent shareholders will receive New Common Stock and/or cash in lieu of fractional shares), and for no other purpose, the Company will treat the person who is the underlying beneficial owner of shares held by a nominee as the shareholder. See "Special Factors--Exchange of Certificates and Payment for Fractional Shares."

Financing of the Reverse Stock Split


         The Board of Directors estimates that the total cost to be incurred by the Company in the Reverse Stock Split for payment of fractional share interests and the settlement of outstanding options, including transactional expenses of approximately $360,000, will be $11,660,000. The Company intends to finance this transaction by borrowing $12,000,000 on a senior basis from a financial institution based in Chicago and by borrowing $3,000,000 on a subordinated basis from Edgar Mulzer. See "Financing of the Reverse Stock Split."

Selected Historical Financial Data of the Company

         The following table summarizes certain historical financial data which have been derived from the audited consolidated financial statements of the Company for each of the years in the five-year period ended July 31, 1997 and the unaudited consolidated financial statements for the nine-month periods ended April 30, 1998 and 1997. Per share numbers and weighted average number of shares have been adjusted to reflect the Company's 1-for-5 reverse stock split effective January 5, 1998. For additional information, see "Financial Statements of the Company," commencing on page F-1.

Selected Statement of Operations Data                (in thousands except per share data)

                               Nine Months Ended April 30,                 Fiscal Year Ended July 31,
                                 1998                1997        1997       1996        1995      1994       1993
                                 ----                ----        ----       ----        ----      ----       ----

Sales, less commissions       $   15,960          $  12,192   $  17,779   $  12,636   $  12,314  $  9,985  $  10,825
Gross profit                       6,473              4,764       6,906       4,925       4,786     3,579      2,173
Earnings before income
   taxes                           1,780              1,417       2,055       1,174       1,140       136     (1,394)
Earnings (loss) from
   continuing operations           1,061                866       1,236       2,334       2,350       136     (1,394)
Net earnings (loss)           $    1,061          $     866   $   1,236   $   2,334   $   2,350  $    208  $  (1,360)
                              ==========          =========   =========   =========   =========  ========  ==========

Earnings (loss) per
   share:
       Basic                  $     0.72          $    0.49   $    0.70   $    1.63   $    1.92  $   0.00  $   (1.35)
       Diluted                $     0.68          $    0.48   $    0.69   $    1.45   $    1.49  $   0.00  $   (1.35)

Weighted average number of shares:
    Basic                          1,421              1,327       1,350       1,231       1,030     1,030      1,011
    Diluted                        1,510              1,429       1,446       1,437       1,451     1,030      1,011
Cash dividends declared
    per common share          $        0          $       0   $       0   $       0   $       0  $      0  $       0


Selected Balance Sheet Data                          (in thousands except per share data)

                             April 30,                                  July 31,
                                1998                 1997      1996       1995        1994      1993
                                ----                 ----      ----       ----        ----      ----

Total assets                  $  13,427           $  11,273  $  8,766  $   7,527    $  5,418  $ 6,928
Working capital                   5,909               5,080     3,791      2,811       1,706    1,291
Long-term obligations             2,621                 285       709      1,870       1,862    5,711
Shareholders' equity
   (deficit)                      5,687               7,087     6,275      3,437       1,456   (1,985)

Book value per share          $    3.98           $    5.06   $  4.80  $    3.37    $   1.41  $ (2.04)
Ratio of earnings to
    fixed charges                 11.79               24.14      9.44       4.53        1.30    N/A(1)


(1) The pretax loss from continuing operations resulted in a fixed charge coverage deficiency of $1,394,238.

Recent Financial Developments


         The following tables set forth certain summary financial information for the Company at July 31, 1998 and July 31, 1997, and for the three and twelve months ended July 31, 1998 and 1997.



Summary Statement of Operations Data                          (in thousands except per share data)

                                                       Fiscal Year Ended                       Quarter Ended
                                                              July 31,                               July 31,
                                                     1998              1997                  1998              1997
                                                     ----              ----                  ----              ----
                                                  (unaudited)                                      (unaudited)
Sales, less commissions                          $    21,884         $ 17,779             $  5,924         $ 6,123
Gross profit                                           8,993            6,906                2,521           2,662
Earnings before income taxes                           2,445            2,055                  665             638
Net earnings                                           1,475            1,236                  414             370
Earnings per share
         Basic                                   $      1.00         $    .70             $    .29         $   .30
         Diluted                                 $       .89         $    .69             $    .26         $   .25


Summary Balance Sheet Data                                 (in thousands)

                                                      July 31,         July 31,
                                                       1998              1997
                                                       ----              ----
                                                   (unaudited)
Total assets                                     $     11,920       $   11,273
Shareholders' equity                                    6,102            7,087

         Net sales for fiscal year 1998 increased by $4.1 million or 23% from fiscal year 1997. However, backlog at July 31, 1998 was approximately $1 million lower than at July 31, 1997. Management attributes the decreased level of orders at July 31, 1998 to a slowdown in capital purchasing because of a slower economy. Also, traditionally sales are slower before the International Woodworking Fair, a furniture industry trade show, which was held in August. Sales generally increase a month or two after the show. Gross profit for fiscal year 1997 was 39% of net sales compared to 41% of net sales for fiscal year 1998. In the current year, gross profit was positively affected by the continued use of more efficient production methods, including in-house fabrication of components previously finished outside the Company.

                                     GENERAL

Purpose of the Special Meeting

         At the Special Meeting, the shareholders will consider and vote upon:

                  (i) an amendment to Article V of the Company's Articles of Incorporation which would effect a 1-for-37,000 reverse split of the Company's Common Stock, by reducing the number of authorized shares of Common Stock from 20,000,000 shares to 540 shares and the number of issued shares by a similar percentage, and which would also eliminate the Company's class of Preferred Stock (of which no shares are outstanding), and

                  (ii) a cash payment of $11.00 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of New Common Stock following the reverse split.

         The Company does not know of any other matters to come before the Special Meeting. In the event any such matters properly are raised for consideration and vote, the proxies will vote such shares in their discretion, for or against such matters.

         The proposed Reverse Stock Split is described in more detail in subsequent sections of this Proxy Statement.

Voting, Vote Required

         The shares covered by each proxy will be voted at the meeting FOR the approval of the proposed Reverse Stock Split unless the proxies are instructed to vote otherwise, in which case the proxies will vote the shares as instructed.

         Approval of the proposed Reverse Stock Split requires that the number of shares voted in favor of the Reverse Stock Split exceeds the number of shares voted against the Reverse Stock Split. Only shareholders of record at the close of business on the Voting Record Date will be entitled to vote thereon. As of the close of business on the Voting Record Date, the Company had outstanding approximately _________ shares of Common Stock, which were held by approximately ______ shareholders of record and 2,300 beneficial owners of such shares. Each share of Common Stock is entitled to one vote at the Special Meeting on all matters properly presented at the Special Meeting. A majority of votes entitled to be cast, in person or by proxy, at the Special Meeting is necessary for a quorum. In determining whether a quorum is present, shareholders who abstain or cast broker non- votes will be deemed present at the Special Meeting. The officers and directors of the Company own in the aggregate 481,402 shares of Common Stock (excluding any shares which may be acquired by them upon the exercise of stock options or conversion of convertible debentures), which constitutes approximately 33.4% of the outstanding Common Stock. Each officer or director who owns Common Stock has indicated that he intends to vote in favor of the proposed Reverse Stock Split.

         The Reverse Stock Split does not require the approval of a majority of the unaffiliated shareholders or of the majority of the shareholders who will receive payment of $11.00 per share in lieu of fractional shares. The Board believes the Reverse Stock Split should and will be favored by non-affiliates and by those receiving cash in lieu of fractional shares. However, the Company has not historically attained a high level of participation among its unaffiliated holders at meetings for which their proxies have been solicited. Because the likelihood of significant participation in the Special Meeting by unaffiliated holders of Common Stock is so low, the Board does not believe that it makes sense to require a majority vote of unaffiliated holders in order for the Reverse Stock Split to be consummated. Further, the Board anticipates, based on previous votes taken at annual meetings, that the vote of non-affiliates who do decide to participate may not be of sufficient size to be meaningful. Therefore the Board has decided not to condition the approval of the Reverse Stock Split on approval by unaffiliated holders.

         A shareholder giving a proxy may revoke it at any time before it is exercised by giving written notice thereof to the Secretary of the Company at the address referred to below, by submitting a duly executed proxy bearing a later date, or by attending the Special Meeting and giving the Secretary notice of his or her intention to vote in person.

         The Company will pay the costs of soliciting proxies. No amount is to be paid to any officer or employee of the Company for soliciting proxies. The Company has engaged Morrow & Co., Inc. to assist in the solicitation of proxies. The Company has agreed to pay to Morrow & Co., Inc. a fee of $5,000 plus $5.00 per shareholder contacted, for such services, plus reasonable out-of-pocket expenses.

         The mailing address of the principal executive offices of the Company is P.O. Box 436, One Buffaloville Road, Dale, Indiana 47523.

Amendment of Articles of Incorporation to Effect the Reverse Stock Split


         The Board of Directors of the Company has unanimously determined that it is advisable to amend the Company's Articles of Incorporation to effect a 1-for-37,000 reverse split of the Company's Common Stock, to eliminate the class of Preferred Stock, and to provide for the cash payment of $11.00 per share of the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of New Common Stock following the Reverse Stock Split. The Board has proposed the Amendment and the Reverse Stock Split to the shareholders for approval at the Special Meeting. The Amendment will reduce the number of authorized shares of the Company's Common Stock from 20,000,000 shares to 540 shares and the number of issued shares by a similar percentage and eliminate altogether the class of Preferred Stock (of which no Shares are outstanding). Following the Reverse Stock Split, based on the Company's shareholder records, it is anticipated that only Kenneth J. and Linda S. Susnjara and Edgar Mulzer will continue as shareholders, holding a total of 12 shares. If the Company's shareholder records are incomplete or inaccurate and there are presently shareholders other than Kenneth J. and Linda S. Susnjara and Edgar Mulzer who hold 37,000 or more shares, or if prior to the effective date of the Reverse Stock Split another person becomes a shareholder of 37,000 or more shares, then the Company is willing to purchase the shares of such shareholder(s) for the price per share paid to shareholders who receive cash in lieu of fractional shares, at the request of such shareholder. No other terms of the Company's Articles of Incorporation will change.


         The Amendment is set forth in Exhibit A to this Proxy Statement.


         Because the Company intends to deregister its Common Stock under the 1934 Act, the Company, Kenneth J. Susnjara, Linda S. Susnjara and Edgar Mulzer have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"), of which this Proxy Statement is a part, with the Commission.



                                 SPECIAL FACTORS

Background of the Proposed Reverse Stock Split

         Of the Company's approximately 286 record shareholders, 247 hold 500 or fewer shares and represent less than 2% of the outstanding Common Stock. This large number of small shareholder accounts has been an administrative inconvenience for the Company for many years. The Board and the Company's management have long held the view that the continued expense and burden of maintaining so many small shareholder accounts is not cost efficient for a business the size of the Company. Many of the Company's shareholders have lost contact, making it impossible for the Company to communicate with them. Some others' interests are so small that brokerage commissions or administrative inconvenience deter them from selling shares. The Board also holds the view that the Company generally derives no material benefit from continued registration under the 1934 Act, and in certain respects registration under the 1934 Act places the Company at a competitive disadvantage vis-a-vis its competitors who are not required to file reports under the 1934 Act. Management has remained a public corporation in the past to help facilitate a public market for the shares. That market has not been as active or liquid as management had desired. The Board decided to consider a Reverse Stock Split as a means to liquidate the interests of lost shareholders and its many small shareholder accounts at a fair price and then to deregister under the 1934 Act.


         In March, 1998, management began considering a Reverse Stock Split in detail, as well as other options that could accomplish the Board's objectives. The Board considered establishing a stock repurchase program. A stock repurchase program would be expected to cash out some shareholders and increase earnings per share; however, the Board rejected this alternative because it would not accomplish all of the Board's goals. Most significantly, it would not relieve the administrative inconvenience of having such a large number of small shareholders or eliminate the costs associated with being a public company. Additionally, such a program would reduce the public float which might have the effect of discouraging investment in the Company's shares. The Board also considered offering long-term bonds to its shareholders in exchange for shares of Common Stock or making a cash tender offer to its shareholders. The Board also rejected these alternatives for the same reasons, and because there would be no assurance that a significant number of shareholders would tender or exchange their shares. Therefore, the Board could not justify the costs associated with such types of offers.

          As management considered scenarios that would enable it to deregister under the 1934 Act, it also considered a transaction by which it would merge with a new shell corporation. This would have liquidated small shareholder accounts in the same way as the Reverse Stock Split enabling the Company to deregister. A merger transaction would have been more expensive because of required documentation and regulatory requirements, and would have delayed the Company's deregistration under the 1934 Act relative to the proposed Reverse Stock Split.


         In July 1998, Mr. Susnjara, the Company's President and Chairman of the Board, and Peter N. Lalos, a director of the Company, met to discuss the potential of pursuing the Reverse Stock Split. Management presented pertinent considerations and a proposal of a Reverse Stock Split to the Board at the end of July, 1998. The Board of Directors then appointed a Special Committee of Directors, composed of Lee Ray Olinger and Peter N. Lalos, to represent the interests of the shareholders who would receive cash in lieu of the issuance of fractional shares of New Common Stock in the proposed Reverse Stock Split. That Committee hired special counsel to assist it in its deliberations on behalf of the shareholders who would be cashed out in the Reverse Stock Split. On August 6, 1998, the Special Committee of Directors engaged Goelzer to assist the Special Committee in evaluating the fairness of the consideration to be given to shareholders who receive cash in lieu of fractional shares pursuant to the proposed Reverse Stock Split. After its engagement, representatives of Goelzer visited the Company, discussed the business of the Company with management, and spoke with the Company's special counsel.


         On August 17, 1998, the Board determined to pursue the Reverse Stock Split at a ratio of 1- for-38,000, subject to receipt of a written report by Goelzer with respect to the fairness of the transaction to the shareholders. The Board determined the reverse split ratio of 38,000-to-1, because it desired to cash out all of the shareholders except for major shareholders. This would give the smaller shareholders the opportunity to liquidate their shares at a fair price rather than remaining minority shareholders in a private company. The Board had remained a public company in the past to help facilitate a public market for the shares, because it wanted its shareholders to have a market in which to sell their shares. The ratio of 38,000-to-1 would have the effect of cashing out all shareholders except the major shareholders, Kenneth J. and Linda
S. Susnjara and Edgar Mulzer. Goelzer did not assist the Board in making the reverse split ratio calculation. As described below, the Board later reduced the reverse split ratio from 38,000-to-1 to 37,000-to-1 in order to minimize the amount of cash in lieu of fractional shares which would be paid to the surviving shareholders.

         At the August 17, 1998 Board meeting, Goelzer presented its written analysis of the Company's value, which is discussed below, and rendered an oral fairness opinion with respect to the cash consideration which will be paid to the shareholders to be cashed out in the Reverse Stock Split which was followed up in writing after the meeting. The Board determined to proceed with the transaction and to submit the Reverse Stock Split to the shareholders for approval. The Board set the price of $11.00 per share for payment in lieu of fractional shares of New Common Stock pursuant to the Reverse Stock Split. See "Special Factors--Recommendation of the Board of Directors; Fairness of the Reverse Stock Split," and "Special Factors--Opinion of Goelzer."

         On September 2, 1998, the Board met to finalize the terms of the Reverse Stock Split and to authorize the filing of this Proxy Statement and the related Schedule 13E-3 with the Commission. The Board also determined to reduce the reverse split ratio from 38,000-to-1 to 37,000-to-1 in order to minimize the amount of cash in lieu of fractional shares which would be paid to the surviving shareholders. At 38,000-to-1, the Company expected to pay a total of $565,972, in the aggregate, to the surviving shareholders. At 37,000-to-1, the Company expects to pay a total of $279,972 to the surviving shareholders.


Reasons for the Reverse Stock Split

         The Board of Directors determined to propose the Reverse Stock Split in order (i) to eliminate the cost of maintaining small shareholder accounts, (ii) to permit small shareholders to receive a fair price for their shares without having to pay brokerage commissions, (iii) to determine a set monetary value of the shares of most lost shareholders, whose interests may eventually have to be turned over to the states under abandoned property laws, and (iv) to relieve itself and its affiliates of the administrative burden and cost and competitive disadvantages associated with filing reports and otherwise complying with the requirements of 1934 Act registration. The Board believes that the Company derives no benefit from the continued registration of the Common Stock under the 1934 Act and that the monetary expense and burden to management of continued registration and the threat of a hostile acquisition of the Company while it is publicly traded significantly outweigh any material benefit that may be received by the Company or its shareholders as a result of such registration.

         The Company presently has approximately 286 shareholders of record and approximately 2,300 beneficial owners of such shares. Of the 286 record shareholders, approximately 247 own 500 or fewer shares. In the aggregate, the shares held by these small holders comprise less than 2% of the outstanding Common Stock. The administrative burden and costs to the Company of maintaining records in respect of these numerous small accounts and the associated cost of printing and mailing information to them is, in the Board's view, excessive given the Company's size. These expenditures result in no material benefit to the Company. The Reverse Stock Split will enable the Company to eliminate much of this cost.

         Management had determined to remain a public corporation in the past to help facilitate a public market for the shares. That market has not been as active or liquid as management had desired. Though the Company has numerous shareholders, its stock is thinly traded. Many investors decline to purchase shares having a price as low as that of the Common Stock, and brokerage commissions inhibit the ability of many of the Company's smallest holders to liquidate their shares economically. Therefore, small shareholders lack opportunities to realize the fair value of their shares. Through the Reverse Stock Split, small holders will have the opportunity to liquidate their interests without brokerage costs. See "Market for the Common Stock; Dividends."

         Of the approximately 20 holders with whom the Company has lost contact, nearly all hold 100 or fewer shares. The Company will be entitled to retain the cash proceeds to which such shareholders are entitled in the Reverse Stock Split until such shareholders deliver to the Company certificates for their shares of Common Stock and claim such proceeds. Eventually, the Company may be required to turn the interests of those holders over to the states pursuant to abandoned property laws. The Board believes it is in the Company's best interests to fix at a fair price the value of the Company's obligation to lost holders. This will avoid having the states become equity holders in the Company. Of course, the Reverse Stock Split will eliminate these small inactive accounts as shareholders of record.

         The Board believes that the disadvantages to being a public company outweigh any advantages. The Board has no present intention to raise capital through sales of securities in a public offering in the future or to acquire other business entities using stock as the consideration for any such acquisition. Accordingly, the Company is not likely to make use of any advantage (for raising capital, effecting acquisitions or other purposes) that the Company's status as a reporting company may offer.

         The Company incurs direct and indirect costs associated with compliance with the Commission filing and reporting requirements imposed on public companies. The Company incurs direct costs of approximately $260,000 annually. The Company incurs substantial indirect costs as a result of, among other things, the executive time expended to prepare and review such filings. Since the Company has relatively few executive personnel, these indirect costs can be substantial. In light of the Company's size and resources, the Board does not believe such costs are justified.

         In addition, to the Company's knowledge, none of the Company's competitors are publicly held. The Company suffers a competitive disadvantage from being required to disclose certain information that privately held companies do not disclose.

         Moreover, because of its status as a publicly-traded company with numerous small shareholders, the Company believes that the Company's business strategy could be interfered with by a hostile takeover or similar acquisition that the Board of Directors might believe is not in the best interests of its shareholders.

         Presently management's long-term plans are to remain independent. The Board believes that it is in the best interests of the Company to continue its present operations, marketing strategy, development plans and management structure and not to merge with or sell the Company to another person or entity. Obligations imposed on management of public companies may eventually prevent the Company from remaining independent if the Company becomes the subject of a hostile takeover bid.

         The Board has determined that the Reverse Stock Split is the most expeditious and economical way of liquidating small shareholders and changing the Company's status from that of a reporting company to that of a more closely held, non-reporting company. See "Special Factors-- Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" and "Special Factors--Conduct of the Company's Business After the Reverse Stock Split."

         The Board of Directors is proposing the elimination of the class of Preferred Stock, because if the Reverse Stock Split is effected, the Board of Directors is planning to elect S corporation status, and the Company will not qualify to make such election if it has more than one class of stock. See "Special Factors--Conduct of the Company's Business After the Reverse Stock Split."

Potential Detriments of the Reverse Stock Split to Shareholders


         Shareholders owning fewer than 37,000 shares immediately prior to the effective time of the Reverse Stock Split will, after the Reverse Stock Split takes place, no longer have any equity interest in the Company and therefore will not participate in its future potential earnings or growth. It is expected that all beneficial owners, except Kenneth J. and Linda S. Susnjara and Edgar Mulzer, will be cashed out in the Reverse Stock Split. It will not be possible for cashed out shareholders to reacquire an equity interest in the Company if they so desire because the remaining shareholders will control the Company and transfers by them of their shares to third parties are not anticipated. See "Special Factors--Conduct of the Company's Business After the Reverse Stock Split" and "Special Factors--Arrangements with Respect to Issuer's Common Stock, Stock Options or Convertible Debentures."


         Potential detriments to Company shareholders who remain as shareholders if the Reverse Stock Split is effected include decreased access to information and decreased liquidity. If the Reverse Stock Split is effected, the Company intends to terminate the registration of its Common Stock under the 1934 Act. As a result of such termination, the Company will no longer be subject to the periodic reporting requirements and the proxy rules of the 1934 Act. Although the Company intends to continue to send audited financial statements to its remaining shareholders each year, less information will be available than if the Company continued to be a 1934 Act reporting company. In addition, following the Reverse Stock Split, the Company will no longer meet the requirements for listing on the American Stock Exchange ("AMEX") or the Pacific Stock Exchange ("PSEX") and will delist its shares of Common Stock. The termination of the Company's 1934 Act registration and its delisting from AMEX and PSEX will cause the trading market for the Company's stock, already thin, to disappear. Finally, as a result of the Company's borrowing funds to pay for the fractional shares and the transactional costs associated with the Reverse Stock Split, the Company will incur additional interest expense. See "Special Factors--Financial Effect of the Reverse Stock Split" and "Special Factors--Conduct of the Company's Business After the Reverse Stock Split."

Effect of the Reverse Stock Split on Certain Affiliates; Management's Conflicts of Interest in the Reverse Stock Split

         Mr. and Mrs. Susnjara own 261,400 shares (excluding shares subject to stock options) representing approximately 18.1% of the outstanding shares of Common Stock of the Company. Mr. Mulzer owns 208,052 shares (excluding shares subject to stock options) representing approximately 14.4% of the outstanding shares of Common Stock of the Company. Since the Reverse Stock Split will cash out the smaller shareholders, following the Reverse Stock Split, Mr. and Mrs. Susnjara and Mr. Mulzer are expected to beneficially own 100% of the Common Stock, or 58.33% and 41.67%, respectively. Therefore, Mr. and Mrs. Susnjara and Mr. Mulzer are expected to be the only shareholders to participate in any future growth and earnings of the Company and their percentage of ownership will be significantly augmented through the cashing out of smaller shareholders.

         In addition, the Company and Mr. Mulzer have entered into an agreement whereby the Company has an option to purchase the shares of Common Stock held by Mr. Mulzer at any time during the period commencing November 1, 1999 and ending October 31, 2002 for a per share price equivalent to $15.50 per share of Common Stock prior to the Reverse Stock Split. See "Special Factors--Arrangements with Respect to Issuer's Common Stock, Stock Options and Convertible Debentures." Therefore, in the future there exists the possibility that Mr. and Mrs. Susnjara will be the only remaining equity holders of the Company, and they alone will benefit from the Company's earnings. See "Principal Shareholders and Stock Ownership of Management," "Other Information," and "Additional Information."

         Pursuant to the Reverse Stock Split, all of the Company's outstanding stock options will be cashed out at an amount equal to the product of (i) the excess, if any, of the cash offered per share of currently outstanding Common Stock in lieu of fractional shares pursuant to the Reverse Stock Split over the per share exercise price of the option; times (ii) the number of shares subject to such option. "Special Factors--Arrangements with Respect to Issuer's Common Stock, Stock Options and Convertible Debentures."

         Since Mr. and Mrs. Susnjara and Mr. Mulzer hold stock options, they will be entitled to receive certain cash payments from the Company pursuant to the Reverse Stock Split. It is expected that Mr. Susnjara, Mrs. Susnjara and Mr. Mulzer will receive $57,187, $10,000 and $53,750, respectively, in settlement of their outstanding stock options.

         Mr. and Mrs. Susnjara and Mr. Mulzer will also receive cash from the Company in lieu of the issuance of fractional shares pursuant to the Reverse Stock Split in an aggregate amount of $279,972. It is expected that pursuant to the Reverse Stock Split, Mr. and Mrs. Susnjara's 261,400 shares will be converted into 7 shares of New Common Stock, and they will receive cash in lieu of fractional shares in the amount of $26,400, and that Mr. Mulzer's 208,052 shares will be converted into 5 shares of New Common Stock, and he will receive cash in lieu of fractional shares in the amount of $253,572. The Board's decision to reduce the reverse split ratio from 38,000-to-1 to 37,000-to-1 is expected to reduce the amount of cash in lieu of fractional shares to be paid to Mr. and Mrs. Susnjara and Mr. Mulzer by $286,000.

         Mr. Mulzer will also be providing the Company with a subordinated loan of $3,000,000 to finance a portion of the costs associated with the Reverse Stock Split. Interest will be paid over the term of the loan (which is five years) at the annual rate of 14%, with principal due at maturity. For the subordinated financing, the Company will pay to Mr. Mulzer a commitment fee of $50,000. See "Financing of the Reverse Stock Split."


Recommendation of the Board of Directors; Fairness of the Reverse Stock Split

         The Board believes that the Reverse Stock Split, taken as a whole, is fair to, and in the best interests of, the shareholders of the Company who will receive cash in lieu of fractional shares, those who will receive shares of New Common Stock and those who will receive both cash and shares. The Board also believes that the process by which the transaction is to be approved is fair. The Board unanimously recommends that the shareholders vote for approval and adoption of the Amendment and the payment of cash in lieu of fractional shares as described above. Each member of the Board and each officer of the Company who owns shares of Common Stock has advised the Company that he intends to vote his shares in favor of the Reverse Stock Split.

         In determining to recommend the Reverse Stock Split to the shareholders, all of the members of the Board, including those Board members who are not employees of the Company and those whose shares will be cashed out in the Reverse Stock Split, approved the transaction.

         In reaching its determination that the Reverse Stock Split, taken as a whole, is fair to and in the best interests of the shareholders and in reaching its recommendation that the shareholders vote for approval and adoption of the Amendment and the payment of cash in lieu of fractional shares, the Board of Directors considered, among other things (i) the analysis and opinion of Goelzer including its discounted cash flow analysis, market comparables analysis, payback analysis, benchmark or ratio analysis and leveraged recapitalization analysis, see "Special Factors--Opinion of Goelzer," (ii) each of the director's knowledge of and familiarity with the Company's business prospects, financial condition and current business strategy, (iii) information with respect to the financial condition, results of operations, assets, liabilities, business and prospects of the Company, and current industry, economic and market conditions,
(iv) the opportunity presented by the Reverse Stock Split for shareholders owning 37,000 or fewer shares to liquidate their holdings without incurring brokerage costs, particularly given the relatively illiquid market for the Common Stock, and (v) the future cost savings and competitive advantages that will inure to the benefit of the Company and its continuing shareholders as a result of the Company deregistering its Common Stock under the 1934 Act.

         The Board appointed a Special Committee to engage an independent appraiser to assist in evaluating the fairness of the transaction. The Special Committee was composed of two outside directors, Lee Ray Olinger and Peter N. Lalos, neither of whom would continue as shareholders after the Reverse Stock Split. In addition, the Special Committee hired Richard Wetherill, Esq., as special counsel, to assist the Committee in negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction. The Special Committee and Goelzer have independently considered the fairness of the transaction to holders receiving only cash in lieu of the issuance of fractional shares. The Special Committee unanimously approved the Reverse Stock Split and recommended it for consideration by the full Board.

         Alternatives. Before proposing the Reverse Stock Split, the Board considered alternative means of achieving its objectives for the Company. The Board considered a stock repurchase program or offering long-term bonds to its shareholders in exchange for shares of Common Stock. The Board rejected those alternatives, because it did not think they would accomplish all of its goals. As the Company considered scenarios that would enable it to deregister under the 1934 Act, it also gave consideration to a transaction by which it could merge with a new shell corporation. This would have liquidated small shareholder accounts in the same way as the Reverse Stock Split enabling the Company to deregister. A merger transaction would have been more expensive because of required documentation and regulatory requirements, and would have delayed the Company's deregistration under the 1934 Act relative to the proposed Reverse Stock Split. The Board also considered making a cash tender offer to its shareholders. However, there would be no assurance that many small shareholders would tender shares. Obviously, shareholders who cannot be located are unlikely to respond to voluntary tender offers. Therefore, the Board could not justify the costs associated with such an issuer tender offer. For these reasons, the Board has decided that the Reverse Stock Split is the optimal means to achieve its objectives for the Company.

         Factors Considered by the Board. Part of the Board's purpose in engaging Goelzer was to obtain an independent estimate of the fair value of the Company's Common Stock on a going concern basis. The Board has given significant weight to the views of Goelzer which are based, in part, on its discounted cash flow analysis, market comparables analysis, payback analysis, benchmark or ratio analysis and leveraged recapitalization analysis, all of which the Board believes are probative of fair going concern value. See "Special Factors--Opinion of Goelzer."

         In addition to the factors enumerated by Goelzer, the Board considered the Company's business, its current business strategy and its prospects, and current industry, economic and market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the Board noted that, to its knowledge, none of the Company's competitors are publicly held, and that the Company suffers a competitive disadvantage from being required to disclose certain information that privately held companies do not disclose. Furthermore, there exists the threat of a hostile takeover of the Company while it is publicly traded.


         Finally, the Board considered the current market prices of the Company's stock, insofar as open market prices are presumptively an accurate determination of the fair value of any stock. The Board gave no material weight in determining the fairness of the transaction to the book value of Common Stock or the liquidation value of Company assets. Based on the Company's unaudited balance sheet at April 30, 1998, the book value of the shares would be less than $4.00 per share. The Board believes the Company is considerably more valuable as a going concern.

         Because of its expertise and independence, the Board has placed particular weight on the opinion of Goelzer. After considering the factors discussed above and, in particular, the views expressed by Goelzer, the Board identified the stated consideration for fractional shares in the transaction at $11.00 per share of outstanding common stock. Goelzer indicated its willingness to deliver the opinion accompanying this proxy statement to the effect that the $11.00 price per share is fair to those holders of Common Stock who will receive only cash in the Reverse Stock Split.


         Fairness to Holders Who Currently Hold More Than 37,000 Shares. The Board believes that the transaction is fair to such remaining holders. In view of the considerations discussed above, including Goelzer's views on the range of the fair value of Company Stock, the Board believes that the consideration being paid for fractional shares is fair to the remaining shareholders for the same reasons that it is fair to liquidating shareholders. Furthermore, remaining shareholders will retain interests in the Company and those interests will be significantly augmented through the liquidation of small holders. It is expected that following the Reverse Stock Split, Kenneth J. and Linda S. Susnjara and Edgar Mulzer, who currently own approximately 18.1% and 14.4%, respectively, of the outstanding shares (excluding shares subject to stock options), will beneficially own 100% of the Company. Additional benefits will accrue to these remaining holders in the form of future savings by the Company of the expense of 1934 Act filings and other administrative costs. Future benefits will also accrue to remaining shareholders in the form of income tax savings if the Company elects S corporation status. See "Special Factors--Conduct of the Company's Business After the Reverse Stock Split." The Board also believes the price being paid for outstanding stock in the Reverse Stock Split is fair to the Company and, therefore, fair to those who will remain shareholders. As discussed above, the Board does not believe that any benefits to the Company associated with remaining a 1934 Act reporting company are worth the long-term costs. The use of borrowed funds to effect the Reverse Stock Split is appropriate in view of the Company's size, its trading market, its long-term prospects and the other factors described herein. The Board considers the additional interest expense resulting from the Company's borrowing of funds to pay for fractional shares and the transactional costs associated with the Reverse Stock Split to be reasonable to the remaining shareholders.


         If the Reverse Stock Split is approved, the Company plans to terminate the registration of the Common Stock under the 1934 Act. See "Special Factors--Conduct of the Company's Business After the Reverse Stock Split." This action would affect the remaining shareholders of the Company. The Company would be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the 1934 Act, and its officers and directors and shareholders owning more than 10% of the Common Stock would be relieved of the stock ownership reporting requirements and "short swing" trading restrictions under Section 16 of the 1934 Act. Further, the Company would no longer be subject to the periodic reporting requirements of the 1934 Act and would cease filing information with the Commission. The Company does, however, plan to continue to send audited financial statements to all remaining shareholders each year. Additionally, the Indiana Business Corporation Law grants each shareholder the right to review certain books and records of the Company. In addition, the market for the Common Stock, already thin, will disappear. The Board has considered the effect of deregistration upon the shareholders who will remain after the Reverse

Stock Split and has decided that the advantages and savings to the Company of deregistration outweigh the disadvantages to remaining shareholders.

         Moreover, the Board believes the Reverse Stock Split transaction is being effected in a manner that is fair procedurally to unaffiliated holders. The transaction is being effected in accordance with all requirements under the Indiana Business Corporation Law and the Company's Articles of Incorporation and By-Laws. Over and above the requirements, the Board retained an independent financial expert, Goelzer, to consider and opine on the price being paid to liquidating holders. The Board also decided to grant shareholders the right to exercise dissenters' rights under Section 23-1-44 et seq. of the Indiana Business Corporation Law, although the Indiana Business Corporation Law does not require the Company to do so. The Reverse Stock Split will not, however, require the approval of a majority of unaffiliated shareholders, for reasons discussed above.
See "General--Voting; Vote Required."

         THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE AMENDMENT.


         The affiliates of the Company who will continue as shareholders following the Reverse Stock Split, Kenneth J. Susnjara, Linda S. Susnjara and Edgar Mulzer, all of whom are Board members, are also of the opinion that the Reverse Stock Split is fair to shareholders of the Company who will receive cash in lieu of fractional shares, those who will receive shares of New Common Stock and those who will receive both cash and shares for the same reasons described above.


Opinion of Goelzer

         Goelzer was engaged by the Special Committee of Directors to determine a range of fair value of the Common Stock, and, depending on the price determined by the Board, to render an opinion on the fairness of the price to be paid to liquidating holders in the Reverse Stock Split. The Company imposed no limitations on Goelzer with respect to the scope of its investigation of the Company, the preparation of its valuation report or its opinion as to the fairness of the amount of consideration to be paid to holders of fewer than 37,000 shares.

         In connection with rendering its fairness opinion and valuation report,
Goelzer   conducted   extensive  due  diligence  which  included  the  following activities:

(i) Conducted detailed interviews with the Company's management concerning the Company's history and operating record, the nature of the markets served, competitive situation, financial condition, recent performance and current outlook;

(ii) Inspected the Company's corporate offices and manufacturing facilities in Dale, Indiana;

(iii) Analyzed trading data and market capitalization of the Company's common stock for a period of five years as provided by Bloomberg Analytics;

(iv) Analyzed the Company's financial statements and studied the Company's filings under the 1934 Act including the Form 10-K and annual reports for the last five full fiscal years, as well as the latest available 10-Q for the quarter ended April 30, 1998;

(v) Conducted a search using Bloomberg Analytics for publicly traded companies which could be used as reasonable comparables in determining the fair value of the Company. Goelzer searched for companies with similar operations and for companies which are affected by similar economic variables, such as furniture manufacturers;

(vi) Conducted a search for merger and acquisition transactions involving privately held corporations within the woodworking, plastics manufacturing and furniture manufacturing industries using a proprietary database consisting of nearly 3,000 transactions;

(vii) Reviewed studies for both premiums paid in acquisitions of control as well as studies on the lack of marketability for privately held and thinly traded public securities;


(viii) Performed other studies, analyses and investigations as deemed appropriate, including discounted cash flow analysis, market comparables analysis, payback analysis, benchmark or ratio analysis and leveraged recapitalization analysis, as outlined below.


         Goelzer utilized a number of methodologies in determining a range of fair value. First, Goelzer completed a discounted cash flow ("DCF") analysis of the Company and then independently performed a market comparable analysis. The market comparable analysis supported the results of the discounted cash flow analysis. Goelzer also completed a payback analysis and a benchmark analysis in which Goelzer scrutinized the various valuation multiples derived by the DCF analysis. Goelzer is familiar with the multiples being paid for companies of a comparable size with similar general characteristics to the Company since Goelzer has been engaged in numerous merger and acquisition advisory roles over the last two years, as well as dating back to 1969. Finally, Goelzer analyzed a leveraged recapitalization scenario to ensure all options to the shareholders were considered.


         The DCF analysis used projections deemed to be reasonable by management and scrutinized by Goelzer. Revenue was projected to increase by 10% per year through year 2004 and by 3% per year thereafter. Material, labor and other costs of goods sold were projected to be 59% of revenue based on historical data. Depreciation was calculated based on historical data and projected capital expenditures. Operating expenses were estimated to increase by 9% per year, 10% less than revenue growth has been historically. The effective tax rate was projected at 39%. Based on management's focus on keeping less work-in-process and finished goods inventory and more raw materials inventory and reducing the time period from purchase order to delivery, working capital assumptions included 30 days outstanding for receivables, 140 days of inventory and 36 days outstanding for payables. Capital expenditures were estimated to be between $300,000 and $400,000 annually. The discount factor used by Goelzer in its DCF analysis was 15.28%.

         This analysis produced a point estimate of intrinsic value of $10.22 per share. The $10.22 per share point estimate of intrinsic value represents a 24% premium over fair market value per share of $8.25 on August 7, 1998, the date used by Goelzer in its DCF analysis. The high and low price for the shares, as reported on AMEX, on August 17, 1998, the last trading day before the announcement of the Reverse Stock Split were both $8.25 as well.

         As noted previously, Goelzer searched for reasonably comparable publicly traded companies. Specifically, Goelzer searched for woodworking and plastic tool companies and smaller wood furniture manufacturing companies. While no single company was ideally comparable, the ultimate sample group of five companies was sufficiently comparable to gain insight into how the public markets were pricing small machinery and furniture manufacturing companies. The five comparable companies were (i) Shopsmith, Inc., a manufacturer and marketer of power woodworking tools primarily for the home workshop, (ii) Devlieg-Bullard, Inc., a diversified industrial business specializing in manufacturing tooling, servicing, upgrading, automating and remanufacturing precision-engineered machine tools and power tools, (iii) DMI Furniture, Inc., a manufacturer and marketer of residential and commercial office wood furniture,
(iv) Flexsteel Industries, Inc., a manufacturer and marketer of wood and upholstered furniture for the recreational vehicle market and (v) Pulaski Furniture Corporation, a manufacturer of mahogany bedroom and dining room furniture. The multiples analyzed by Goelzer in its comparison of the Company were price earnings ("PE") and total invested capital to earnings before interest, taxes, depreciation and amortization ("TIC/EBITDA"). Total invested capital is defined as equity market capitalization plus negotiated third party debt. At $10.22 per share, the mean of the sample companies' PE ratio was within 5% of the Company's. Furthermore, the mean of the sample companies' TIC/EBITDA ratio was within 3% of the Company's at a price of $10.22 per share.


         Goelzer also found a direct correlation between market capitalization and price multiples. In general, Goelzer found those companies with larger market capitalizations to have higher price multiples. Goelzer believes this correlation is at least partially due to liquidity factors.

         As mentioned previously, Goelzer also conducted a search for reasonably comparable transactions involving privately held companies. While numerous transactions in industries similar to the Company's were examined, none were deemed to be sufficiently comparable for a variety of reasons including lack of profitability, lack of growth or dissimilar size.

         To further verify the reasonableness of the DCF analysis, a cash flow payback analysis was conducted. At a price of $10.22, a willing buyer could expect to recoup his or her investment in approximately seven years. The majority of investors who consider payback look for a return within five to eight years, depending on the size of the company, the stability of historical earnings and the amount of risk involved in the cash flow projections. All else equal, the longer the payback, the higher the value. Considering the Company's diversified customer base, recent earnings growth and competitive position within its markets, a payback at the upper end of this range is appropriate. A payback of seven years further confirms the reasonableness of the DCF analysis.

         In addition to the payback analysis, Goelzer conducted a benchmark analysis, also known as a ratio analysis. Of the ratios included in the benchmark analysis, Goelzer considers TIC/EBITDA to be the most appropriate ratio for the purpose of comparison because it most accurately reflects operating cash flow. In the majority of corporate equity transactions Goelzer has encountered involving companies the size of the Company, the price of the transaction before any minority or lack of marketably discount has occurred in the range of 3.0x to 7.0x TIC/EBITDA. The Company's DCF analysis produced a TIC/EBITDA of 5.6x. Again, considering the Company's competitive position and recent growth, the Company's TIC/EBITDA should be in the middle to upper end of the benchmark range. At 5.6x, the benchmark analysis further confirms the reasonableness of the DCF analysis.

         A leveraged recapitalization scenario was also considered in an effort to ensure all options to the shareholders had been considered. In a leveraged recapitalization, the company borrows heavily to pay the shareholders a special one-time dividend. After such a transaction, the company would be much riskier from a financial perspective than it was with a more conservative capital structure.
The point estimate of value for this scenario was $9.41 per share.

         Finally, Goelzer was engaged to analyze the Company on a minority basis; however, Goelzer studied control premiums paid in the public markets in an effort to be completely thorough. Specifically, Goelzer relied on the most recent study available, Control Premiums and Strategic Mergers by George P. Roach. The article was published in the June, 1998 Business Valuation Review. In this study, the author studied 1446 mergers or acquisitions between January 1992 and November of 1997. Specifically, he analyzed the control premium in relation to the acquired company's stock price five days before the announcement of the acquisition ("Five Day Premium") and thirty days before the premium ("Thirty Day Premium"). The study also segmented the acquisitions by year and SIC code. Overall, the median Thirty Day Premium for all transactions was 35.7% and the Five Day Premium median was 27.0%. In general, the Five Day Premiums were smaller because news of the pending transaction became available in the market. From an average trading price of $8.25, the five and thirty day control premiums indicate a range of value for control of the Company's stock between $10.65 and $11.20.


         In conclusion, all of the due diligence and all of the analysis and methodologies supported $10.22 as a reasonable point estimate of intrinsic value for the common stock of the Company on a minority basis. Goelzer did not assign relative weights to the various analyses. Goelzer's valuation analysis indicated that a price in excess of $10.22 per share would constitute a fair price in the contemplated Reverse Stock Split.

         A copy of Goelzer's fairness opinion, dated September 2, 1998, is included as Exhibit B to this Proxy Statement. A copy of Goelzer's valuation report to the Board of Directors of the Company, dated August 20, 1998, has been filed as an exhibit to the Schedule 13E-3 filed by the Company with the Commission. Copies will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested shareholder of the Company or his representative who has been so designated in writing. The summary set forth above does not purport to be a complete description of Goelzer's written analysis.

         Goelzer completed its valuation report effective August 20, 1998. Therefore, Goelzer did not give any consideration to the Company's option agreement with Edgar Mulzer, dated September 3, 1998. Under such option agreement the Company has an option, but not the obligation, to purchase the shares of New Common Stock which will be owned by Mr. Mulzer following the Reverse Stock Split, exercisable at any time from November 1, 1999 until October 31, 2002, at a per share exercise price equivalent to $15.50 per share of Common Stock prior to the Reverse Stock Split. However, Goelzer has notified the Company that the option agreement does not effect its valuation report or its fairness opinion.


         Goelzer has been providing investment banking, business valuation, financial advisory and related services for three decades. The firm performs its specialized services for a broad range of clients. Goelzer has been involved in investment banking activities including structuring transactions, selling businesses and raising capital since the founding of the firm.

         Prior to engaging Goelzer, on behalf of the Special Committee, Peter N. Lalos contacted four appraisers. Mr. Lalos interviewed these appraisers to determine, among other factors, how much experience each appraiser had with valuing manufacturing businesses of a comparable size and nature to the Company and the approximate time table required to complete an appraisal. Mr. Lalos also obtained bids from these appraisers. After receiving the bids and interviewing the potential appraisers, the Special Committee selected Goelzer, because its expertise and experience in valuing businesses, including familiarity with valuing privately held and thinly traded public companies, its willingness to make a thorough examination of the Company, its location in Indiana, its reputation for high quality and thorough work, and the cost for such services made Goelzer the best candidate.

         For its services, including rendering its opinion, the Company's Special Committee of the Board of Directors contracted to pay a fee of between $20,000 to $25,000 and agreed to reimburse reasonable out-of-pocket expenses.

         Neither Goelzer nor, to the best knowledge of Goelzer, any affiliate of Goelzer has had any material relationship in the past five years with the Company or any of its affiliates, nor is any material relationship contemplated.

Business of the Company

         General. The Company is a manufacturer of computer based systems and equipment. It designs, develops, produces, markets and services computer-controlled machine tools that perform high speed machining, trimming, carving and routing functions. It also markets technical services in conjunction with the sale and maintenance of its products. These services include training, installation assistance, preventive maintenance and upgrading and enhancement of installed products as technology advances. In addition, the Company manufactures machine control systems and related computer software which it uses primarily in its automated industrial equipment and has marketed independently on a limited basis to others.

         The Company's industrial products perform certain production functions or automate specific tasks accomplished in factories. These products are used in a variety of manufacturing operations principally in the woodworking, plastics and aerospace industries. The computer-controlled machine systems are primarily employed to cut or machine materials such as wood, plastic and non-ferrous metal into final shape. The machine control systems and related software can control the operation of a variety of industrial machines and machine tools.

         The Company sells its products primarily through the assistance of dealer networks established throughout the United States and Europe. It also has a wholly-owned subsidiary, Carolina CNC, Inc., a North Carolina corporation, which conducts sales in the southeastern region of the United States. The Company's primary marketing strategy is to provide machines which combine operations traditionally performed on several different machines. It attempts to provide complete, pre-engineered, standard automation systems which require little or no engineering input from the end user. The Company's systems are designed for easy installation, programming and use and may be operated and maintained by existing plant personnel without extensive training or technical background. The Company's technical services are marketed to customers who purchase equipment and systems directly from the Company as well as to companies which purchase the Company's products in the used market.

         The Company's overall operations have improved steadily over the last five years. The Company's operating income for fiscal year 1997 (the latest year of audited financial statements) was $2.1 million compared to a loss of $780,000 in fiscal 1993, for an overall increase in operating income of $2.9 million. Over the same period, net sales increased by $7 million or 64%, to $17.8 million in fiscal 1997.

         Management estimates that the current market for computer numerical controlled ("CNC") routers is approximately $70 million. The Company has steadily increased its share of that market since 1994, increasing its sales at a rate of approximately 40% from fiscal 1996 to 1997 and 23% from fiscal 1997 to 1998. For fiscal year 1998, the Company's sales in the CNC router market were approximately $17 million. While management remains optimistic about its growth potential, it also recognizes that, given the limited size of the market, growth may not continue at the same rate in coming years.

         Management is also looking for ways in which to expand the market for CNC routers. The Company is attempting to convince the furniture industry to replace the traditional factory structure with a structure based on the CNC router. If the Company is successful in transforming the market from current practices that have been in place for over 75 years, the Company could recognize a significant increase in sales. There is, however, no assurance that this market expansion will take place, and if such an expansion does take place, other manufacturers of CNC routers would also compete for those sales.

         European Operations. The Company has a wholly-owned subsidiary, Thermwood (Europe) Limited, a United Kingdom company, which presently maintains sales offices in England and Vienna, Austria for conducting sales to the European Community. During the 1998 fiscal year, the Company lost $250,000 in connection with its European operations. Neither of the foreign sales offices is generating a profit. Therefore, the Company has decided to close the Vienna office by September 30, 1998.

         Recent Business Developments. From August 20 to 23, 1998, Kenneth J. Susnjara and other representatives of the Company attended the International Woodworking Fair, a furniture industry trade show held every two years. The Company's orders generally decrease in the two- to three-month period preceding this show as customers wait to make purchasing decisions until after the show. Normally order rates increase for approximately six weeks after the show, which tends to offset the decreased sales immediately prior to the show.

         At the International Woodworking Fair, the Company received eight signed quotes for the sale of its equipment. Each signed quote will be considered a bona fide order upon receipt of a customer deposit. Normally ten to fifteen percent of the quotes received at the fair fail to materialize into orders. Based on the Company's sales performance from prior International Woodworking Fairs, management believes that the Company's sales generated at the 1998 International Woodworking Fair will be comparable to the sales generated from the most recent previous fair held in 1996.

         At the International Woodworking Fair, Mr. Susnjara presented the Company's idea for the application of CNC routers as a replacement for the traditional furniture industry factory structure. Management believes that this idea created a high level of interest among customers and competitors, but the Company has not received any orders based on this new application of the existing equipment. Management does not expect orders for this new application immediately and estimates that it will take approximately three to five years for the industry to begin to utilize this technology, if it does so at all.

         Also at the recent trade show, several of the Company's competitors demonstrated CNC routers which operate much faster than the Company's current equipment. The Company's fastest CNC routers operate in the range of 900 to 1200 inches per minute, while some of its competitors' machines operated in the range of 2700 to 3000 inches per minute. Management believes that the existence of these faster machines which compete with the Company's products could adversely impact the Company's sales in the future.


         Year 2000 Issues. During the fiscal year ended July 31, 1998, the Company began a risk evaluation of potential Year 2000 issues. The outcome of this evaluation was the formation of a Year 2000 Committee which consists of the Chief Executive Officer, Vice President of Engineering, Information Systems Manager and two other employees. The purpose of this committee is to assess all risks, analyze current systems, coordinate upgrades and replacements and report current and projected status of all known Year 2000 compliance issues.

         During the assessment phase, computer-related systems and software vendors were identified. Correspondence requesting the status of Year 2000 compliance is scheduled to be delivered in the first quarter of fiscal 1999 to the vendors that have not supplied Year 2000 statements.

         The Company has one known mission-critical system that is not Year 2000 compliant. This system has a Year 2000 certified replacement product that is scheduled for implementation during the second quarter of fiscal 1999. The Company is currently installing upgrades to the non-mission critical systems and should be completed by the end of the second quarter of fiscal 1999.

         The replacement or remedial costs for the Company's Year 2000 compliance issues are estimated to be less than $150,000 which the Company will recognize as incurred in the next three to five years as depreciation expense. This estimated cost is primarily due to software and hardware upgrades that include new features, which are combined with Year 2000 corrections.

         The Company has tested the machine control systems and related computer software which it sells and believes that such equipment is Year 2000 compliant.

         Forward-Looking Statements. The foregoing discussion and statements appearing elsewhere in this proxy statement contain forward-looking statements which involve a number of risks and uncertainties. A number of factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, continued acceptance of the Company's products in the marketplace, competitive factors, new products and technological changes, the Company's dependence on third-party suppliers and other factors set forth in this document and in the Company's filings with the Securities and Exchange Commission. These factors should be considered in evaluating any forward- looking statements, and undue reliance should not be placed on such statements. The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.


Arrangements   with  Respect  to  Issuer's  Common  Stock,   Stock  Options  and
Convertible Debentures

         Non-Qualified Stock Option Plan. The Non-Qualified Stock Option Plan of Thermwood Corporation (the "Non-Qualified Plan") is the Company's non-qualified stock option plan for officers, key employees and directors of the Company. Effective as of September 1, 1998, each of Kenneth J. Susnjara, Linda Susnjara, Edgar Mulzer and Peter N. Lalos held options to purchase 10,000 shares under the Non-Qualified Plan. The exercise price of such options is $5.625 per share with respect to Kenneth J. Susnjara, Edgar Mulzer and Peter N. Lalos and $10.00 per share with respect to Linda Susnjara. Pursuant to the terms of the Non-Qualified Plan, the number of shares issuable upon exercise of the options and the option prices may be proportionally adjusted in conjunction with the Reverse Stock Split. Since the proportional adjustment will result in the payment of cash in lieu of fractional shares, each optionee under the Non-Qualified Plan will be entitled to receive a cash payment, without interest, in an amount equal to the product of (i) the excess, if any, of the cash offered per share of currently outstanding Common Stock in lieu of fractional shares pursuant to the Reverse Stock Split over the per share exercise price of the option; times (ii) the number of shares pursuant to such option. Following the Reverse Stock Split, such optionees will no longer hold options to acquire the Company's Common Stock.

         Incentive Stock Option Plan. The Company also has a qualified stock option plan, the Incentive Stock Option Plan of Thermwood Corporation (the "Incentive Plan"). At September 1, 1998, various officers and key employees held a total of 50,600 options under the Incentive Plan, all of which were currently exercisable at a weighted average exercise price of $8.32 per share. Pursuant to the terms of the Incentive Plan, the number of shares issuable upon exercise of the options and the option prices may be proportionally adjusted in conjunction with the Reverse Stock Split. Since the proportional adjustment will result in the payment of cash in lieu of fractional shares, each optionee under the Incentive Plan will be entitled to receive a cash payment, without interest, in an amount equal to the product of (i) the excess, if any, of the cash offered per share of currently outstanding Common Stock in lieu of fractional shares pursuant to the Reverse Stock Split over the per share exercise price of the option; times (ii) the number of shares pursuant to such option. Following the Reverse Stock Split, such optionees will no longer hold options to acquire the Company's Common Stock.

         Following the Reverse Stock Split, the Company may establish an employee bonus plan which will pay cash bonuses to employees as rewards and incentives for their contributions to the Company. See "Special Factors--Conduct of the Company's Business After the Reverse Stock Split."

         Other Options. R. Jerry Falkner, a principal in a former public relations firm for the Company, held an option to purchase 4,000 shares at $8.4375 per share pursuant to an Option Agreement dated February 22, 1996. The Company and Mr. Falkner agreed to terminate the option agreement in consideration of a cash payment from the Company to Mr. Falkner in an amount equal to the product of (i) the excess of the cash offered per share of currently outstanding Common Stock in lieu of fractional shares pursuant to the Reverse Stock Split over the per share exercise price of the option; times (ii) the number of shares pursuant to such option. The total payment to Mr. Falkner of $10,250.00 was made on August 27, 1998, and the option agreement was terminated.

         In addition to options under the Incentive Plan, Kenneth J. Susnjara also holds options to acquire 60,000 shares of Common Stock at an exercise price of $15 per share and options to acquire 60,000 shares of Common Stock at an exercise price of $30 per share. If the Amendment is approved, these options will be canceled as of the effective date of the Reverse Stock Split.

         12% Convertible Subordinated Debentures. The Company had outstanding as of September 1, 1998, 12% Convertible Subordinated Debentures (the "Debentures") which are convertible into an aggregate of 26,200 shares of Common Stock. The Debentures are governed by an Indenture between the Company and American Stock Transfer & Trust Company, as trustee, dated February 3, 1993 (the "Indenture"). Pursuant to the Indenture, the conversion privilege and the conversion price of the Debentures will be adjusted in conjunction with the Reverse Stock Split so that each Debenture holder will be entitled to receive upon conversion the number and kind of shares which he would have received if he had converted the Debenture immediately prior to the Reverse Stock Split. Since such an adjustment would result in the right to receive the payment of cash in lieu of fractional shares, each Debenture holder would be entitled to receive upon conversion, without interest, cash in the amount of the product of (i) the cash offered per share of currently outstanding Common Stock in lieu of fractional shares pursuant to the Reverse Stock Split; times (ii) the number of shares issuable upon conversion of the Debenture. In the alternative, the Debenture holder may decide, in its discretion, not to convert the Debenture and such Debenture will remain an outstanding obligation of the Company, provided, however, that such Debenture will not be convertible into Common Stock.

         Option to Purchase Common Stock from Mr. Mulzer. The Company has entered into an Option Agreement, dated September 3, 1998, with Edgar Mulzer whereby the Company has an option to purchase the shares of New Common Stock owned by Mr. Mulzer for $573,500.00 per share over a period commencing on November 1, 1999, and ending on October 31, 2002. Since Mr. Mulzer holds such a significant percentage of the Company's Common Stock, the Company entered into the Option Agreement to reduce the possibility of the acquisition of the shares, particularly in the event of Mr. Mulzer's death, by persons or entities whose purposes or interests may not be in the best interests of the Company, its business or the shareholders. The price per share offered to Mr. Mulzer is equivalent to $15.50 per share of Common Stock prior to the Reverse Stock Split. This option price reflects a premium due to the large block of shares held by Mr. Mulzer following the Reverse Stock Split and the risk assumed by Mr. Mulzer of locking in the obligation to sell at a fixed price over a period of several years. However, no assurances can be made with respect to any projected increase in the value of the shares over time.

Conduct of the Company's Business After the Reverse Stock Split

         The Company expects its business and operations to continue as they are currently being conducted and, except as disclosed below, the Reverse Stock Split is not anticipated to have any effect upon the conduct of such business. If the Reverse Stock Split is consummated, all persons beneficially owning 37,000 or fewer shares at the effective time of the Reverse Stock Split will no longer have any equity interest in, and will not be shareholders of, the Company and therefore will not participate in its future potential or earnings and growth. Instead, each such beneficial owner of Common Stock will have the right to receive $11.00 per share in cash, without interest.


         If the Reverse Stock Split is effected, based on the Company's shareholder records, it is expected that only Kenneth J. and Linda S. Susnjara and Edgar Mulzer will remain as shareholders, beneficially owning 100% of the outstanding Common Stock. Such individuals now own approximately 40.89% of the fully diluted Common Stock (including shares subject to options). See "Principal Shareholders and Stock Ownership of Management." If the Company's shareholder records are incomplete or inaccurate and there are presently shareholders other than Kenneth J. and Linda S. Susnjara and Edgar Mulzer who hold 37,000 shares or more, or if prior to the effective date of the Reverse Stock Split another person becomes a shareholder of 37,000 shares or more, then the Company is willing to purchase the shares of such shareholder(s) for the price per share paid to shareholders who receive cash in lieu of fractional shares, at the request of such shareholder.


         The Company plans, as a result of the Reverse Stock Split, to become a privately held company. The registration of the Common Stock under the 1934 Act will be terminated and the Company will no longer be listed on AMEX or PSEX. In addition, because the Common Stock will no longer be publicly held, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the 1934 Act, and its officers and directors and shareholders owning more than 10% of the Common Stock will be relieved of the stock ownership reporting requirements and "short swing" trading restrictions under Section 16 of the 1934 Act. Further, the Company will no longer be subject to the periodic reporting requirements of the 1934 Act and will cease filing information with the Commission. Among other things, the effect of this change will be a savings to the Company in not having to comply with the requirements of the 1934 Act.

         The Amendment will decrease the number of authorized shares to 540 shares of Common Stock of which approximately 12 shares are expected to be outstanding. With the exception of the number of authorized shares and the number of outstanding shares, the terms of the Common Stock before and after the Reverse Stock Split will remain the same.

         The Amendment will also eliminate the class of Preferred Stock. No shares of Preferred Stock are currently outstanding.

         If the Reverse Stock Split is effected, the Company expects that it will elect to have special tax treatment as an S corporation under the Code. In order to meet the requirements to qualify as an S corporation, the Company would also need to dissolve its foreign subsidiary, Thermwood (Europe) Limited, into the Company. If the Company elects to be taxed as an S corporation, it is expected to eliminate the payment of income tax on its earnings.

         The Company has never declared a dividend. As an S corporation, the Company expects to change its dividend policy. The Company will declare annual cash dividends to its shareholders in such amounts as the Board of Directors of the Company determines to be appropriate which are expected to be at least equal to the amount of taxes the shareholders will be required to pay on the Company's income.

         Management has discussed establishing an employee bonus plan following the Reverse Stock Split which will pay cash bonuses to officers, directors and key employees in order to increase their incentive to work for the Company and to attract and retain capable personnel. Management has not considered the details of such a plan at this time and no written plan has been adopted.

         Finally, the Company anticipates that following the Reverse Stock Split, the Company will reduce the size of its Board of Directors, over time, to three directors.

         Over the last several years, the Company has engaged in preliminary discussions with various competitors regarding the prospect of a merger or acquisition or entering into a joint venture or manufacturing arrangement. As recently as July, 1998, the Company was approached by a representative of an investment banking firm representing a competitor who expressed an interest in discussing a merger, acquisition or other business arrangement. All such discussions were terminated at the preliminary stage and management does not consider them material. Management does not presently have an interest in any such proposals. Although management is not currently in negotiations with respect to any proposed merger or similar transaction, there is always a possibility that the Company may enter into such an arrangement in the future and the remaining shareholders of the Company may receive payment for shares in any such merger or similar transaction in excess of the $11.00 offered to be paid to shareholders in lieu of fractional shares pursuant to the proposed Reverse Stock Split.

         Other than as described in this Proxy Statement, neither the Company nor its management has any current plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; to sell or transfer any material amount of its assets; to change its Board of Directors or management; to change materially its indebtedness or capitalization; or otherwise to effect any material change in its corporate structure or business.

Federal Income Tax Consequences

         THE  FOLLOWING  DISCUSSION   SUMMARIZING  CERTAIN  FEDERAL  INCOME  TAX
CONSEQUENCES IS BASED ON CURRENT LAW AND IS INCLUDED FOR GENERAL INFORMATION ONLY. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE REVERSE STOCK SPLIT IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

         Exchange of Currently Outstanding Common Stock Solely for New Common Stock. A shareholder who receives solely shares of New Common Stock pursuant to the Reverse Stock Split will recognize no gain or loss under Section 354 of the Code. The aggregate basis of the shares of New Common Stock received by such shareholders pursuant to the Reverse Stock Split will be the same as the tax basis of the currently outstanding Common Stock surrendered in exchange. The holding period of the New Common Stock received by such shareholder will include the holding period of the currently outstanding Common Stock surrendered in the exchange, provided the New Common Stock was held as a capital asset at the time of the Reverse Stock Split.

         Exchange of Currently Outstanding Common Stock for a Combination of Cash and New Common Stock. A shareholder who receives New Common Stock and cash pursuant to the Reverse Stock Split will recognize gain (if any), but in an amount not in excess of the amount of cash received. Such gain will be recognized in the year in which the New Common Stock and cash are received, or in the year the New Common Stock or cash is entitled to be received (i.e., at the time of the Reverse Stock Split). Any recognized gain will be eligible for capital gain treatment (assuming the shareholder's Common Stock is held as a capital asset) unless such receipt of cash has the effect of a distribution of a dividend, as provided in Section 356 of the Code, in which case such gain will be taxable as ordinary income to the extent of the shareholder's ratable share of the Company's earnings and profits. The principles applicable under Section 302 of the Code and the United States Supreme Court decision in Clark v. Commissioner, 109 S.Ct. 1455, 89-1 U.S.T.C. 9230 (1989), will serve as guidelines in determining whether the receipt of cash has the effect of the distribution of a dividend under Section 356 of the Code. Under these principles, the distribution to a shareholder will not be considered to have the effect of the distribution of a dividend if it is "substantially disproportionate" with respect to the shareholder or if it is "not essentially equivalent to a dividend" to the shareholder. For purposes of these tests and under Clark, the shareholder presumably is treated as if he or she received solely New Common Stock pursuant to the Reverse Stock Split and then received cash through a redemption by the Company of a number of such shares having a value equal to the cash amount.

         Under Clark, a distribution will be "substantially disproportionate" with respect to a shareholder if the shareholder's proportionate interest in the New Common Stock actually held by the shareholder after the Reverse Stock Split is less than 80% of what the shareholder's proportionate interest in the Common Stock would have been if solely Common Stock had been distributed in the Reverse Stock Split. In applying this test for purposes of Section 356 of the Code, the constructive ownership rules of Section 318 of the Code (under which shareholders are treated as holding not only their own shares but also shares held by certain related persons and entities) are applicable.

         Even though a distribution does not satisfy the substantially disproportionate test discussed above, it still may be "not essentially equivalent to a dividend" to a shareholder depending upon the shareholder's particular facts and circumstances. The United States Supreme Court in Davis v. United States, 397 U.S. 301 (1970), concluded that in order for a distribution to be considered not essentially equivalent to a dividend, there must be a "meaningful reduction in the shareholder's proportionate interest." Shareholders who increase their proportionate interest in the Company as a result of the Reverse Stock Split will not experience a meaningful reduction in their proportionate interest in the Company, and therefore will be treated as having received a distribution of cash essentially equivalent to a dividend. See Rev. Rul. 78-351, 1978-2 C.B. 148 (holding that fractional share rule of Rev. Rul. 69-34, 1969-1 C.B. 105 does not apply in the case of a reverse stock split under circumstances substantially identical to these).

         A shareholder who receives New Common Stock and cash will receive a basis in such New Common Stock which will be the same as the basis of the Common Stock surrendered in the exchange, decreased by the amount of any cash received, and increased by the amount of any gain recognized on the exchange. The holding period of the New Common Stock received by such a shareholder will include the holding period of the Common Stock surrendered in the exchange, provided the New Common Stock was held as a capital asset as of the time of the Reverse Stock Split.

         Exchange of Common Stock Solely for Cash. In the case of a shareholder who receives only cash in exchange for all of his or her Common Stock, the cash will be treated as received by the shareholder as a distribution in redemption of the shareholder's Common Stock, subject to the provisions and limitations of
Section 302 of the Code. Where, after such distribution, a former shareholder does not own shares of Common Stock directly or indirectly through the constructive ownership rules of Section 318(a) of the Code, the redemption will be treated as a complete termination of interest within the meaning of Section 302(b)(3) of the Code. As provided in Section 1001 of the Code, gain or loss will be recognized by such shareholders in an amount equal to the difference between the amount of cash received in the redemption and the adjusted basis of the Common Stock surrendered. Provided that the Common Stock is a capital asset in the hands of such shareholders, the gain or loss, if any, will constitute capital gain or loss. The gain or loss will be long-term capital gain or loss if the shareholder will have held, or be deemed to have held, his or her Common Stock for more than one year as of the time of the Reverse Stock Split.

         Capital Gain and Alternative Minimum Tax. Long-term capital gain for noncorporate taxpayers is generally taxed at a maximum rate of 20%. Capital losses are deductible generally only to the extent of capital gains.

         Capital gain and dividends are also included in alternative minimum taxable income, which may be subject to a special minimum tax at a 26% or 28% rate (depending on the taxpayer's alternative minimum taxable income) to the extent the minimum tax exceeds regular tax liabilities. Alternative minimum taxable income is reduced by various exemption amounts, which are phased out above certain levels.

         Special taxation and withholding rules may apply to any shareholder that is a nonresident alien or a foreign corporation. These rules are beyond the scope of this discussion and should be discussed with a personal tax advisor. Shareholders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, certain other information) to the Exchange Agent (as defined below) in connection with the Reverse Stock Split to avoid backup withholding requirements that might otherwise apply. See "Exchange of Certificates and Payment for Fractional Shares." The letter of transmittal will require each shareholder to deliver such information when the Common Stock certificates are surrendered following the effective date of the Amendment. Failure to provide such information may result in backup withholding.

         THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT REFER TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY SPECIFIC SHAREHOLDER. SHAREHOLDERS, PARTICULARLY THOSE WHO HAVE ACQUIRED SHARES OF COMMON STOCK IN COMPENSATION-RELATED TRANSACTIONS, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR MORE SPECIFIC AND DEFINITIVE ADVICE AS TO THE FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE TRANSACTION, AS WELL AS ADVICE AS TO THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Financial Effect of the Reverse Stock Split


         The following pro forma financial information presents the effect on the Company's historical financial position of the Reverse Stock Split and the cash payment of $11.00 per share in lieu of the issuance of fractional shares resulting from the Reverse Stock Split. The unaudited pro forma balance sheets reflect the transaction as if it occurred on the balance sheet dates. The unaudited pro forma statements of operations reflect the transaction as if it occurred at the beginning of the periods presented. The pro forma financial information assumes that a total of approximately $11,300,000 would be borrowed to purchase fractional shares and settle outstanding stock options and approximately $360,000 would be paid for related costs. Excluded from the pro forma statements of operations are $190,000 and $138,000 of compensation expense for the year ended July 31, 1997 and the nine-month period ended April 30, 1998, respectively, incurred in connection with the settlement of the outstanding common stock options.


         The unaudited pro forma balance sheets are not necessarily indicative of what the Company's financial position would have been if the Reverse Stock Split had been effected on the dates indicated, or will be in the future. The information shown in the unaudited pro forma statements of operations is not necessarily indicative of the results of future operations.

         The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and accompanying footnotes of the Company elsewhere in this Proxy Statement.
See "Financial Statements of the Company" beginning on page F-1.

                              THERMWOOD CORPORATION
                CONSOLIDATED BALANCE SHEET - PROFORMA (UNAUDITED)
                                  July 31, 1997
                      (In thousands, except per share data)



                                                     Historical            Adjustments               Pro Forma
                                                     ----------            -----------               ---------
ASSETS

Current Assets
         Cash                                        $       512                       -                     512
         Accounts receivable, net                          1,802                       -                   1,802
         Inventories                                       4,618                       -                   4,618
         Deferred income taxes                             1,676                       -                   1,676
         Prepaid expenses                                    372                       -                     372
                                                     -----------           -------------             -----------
                  Total Current Assets                     8,980                       -                   8,980
                                                     -----------           -------------             -----------

         Net property and equipment                        1,824                       -                   1,824
                                                     -----------           -------------             -----------

Other Assets
         Patents, trademarks and other                       142                     250     (a)             392
         Deferred income taxes                               326                       -                     326
                                                     -----------           -------------             -----------
                  Total Other Assets                         468                     250                     718
                                                     -----------           -------------             -----------

Total Assets                                         $    11,272                     250                  11,522
                                                     ===========           =============             ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
         Accounts payable                            $     1,375                       -                   1,375
         Accrued liabilities                               1,225                       -                   1,225
         Accrued income taxes                                386                       -                     386
         Customer deposits                                   907                       -                     907
         Current portion of long-term liabilities              8                   2,000     (b)           2,008
                                                     -----------           -------------             -----------
              Total Current Liabilities                    3,901                   2,000                   5,901
                                                     -----------           -------------             -----------

Long-term Liabilities - less current portion
         Capital lease obligations                             6                       -                       6
         Note payable to bank                                  -                   9,489     (b)           9,489
         Bonds payable, net of unamortized discount          279                    (279)    (c)               -
                                                     -----------           -------------             -----------
              Total Long-term Liabilities                    285                   9,210                   9,495
                                                     -----------           -------------             -----------

Shareholders' Equity
         Preferred stock, no par value                     2,546                       -                   2,546
         Common stock, no par value                       10,599                  (7,094)    (d)           3,505
         Accumulated deficit                              (6,034)                 (3,891)    (e)          (9,925)
                                                     -----------           -------------             -----------
                                                           7,111                 (10,985)                 (3,874)
         Less subscriptions receivable                       (25)                     25     (d)               -
                                                     ------------          -------------             -----------
              Total Shareholders' Equity (Deficit)         7,086                 (10,960)                 (3,874)
                                                     -----------           --------------            ------------

Total Liabilities and Shareholders' Equity           $    11,272                     250                  11,522
                                                     ===========           =============             ===========

Book Value Per Share                                 $      5.06                                           (8.37)

                              THERMWOOD CORPORATION
                CONSOLIDATED BALANCE SHEET - PROFORMA (UNAUDITED)
                                 April 30, 1998
                      (In thousands, except per share data)

                                                     Historical            Adjustments               Pro Forma
                                                     ----------            -----------               ---------
ASSETS

Current Assets
         Cash                                        $        50                       -                      50
         Accounts receivable, net                          3,071                       -                   3,071
         Inventories                                       5,976                       -                   5,976
         Deferred income taxes                             1,676                       -                   1,676
         Prepaid expenses                                    255                       -                     255
                                                     -----------           -------------             -----------
              Total Current Assets                        11,028                       -                  11,028
                                                     -----------           -------------             -----------

         Net property and equipment                        1,943                       -                   1,943
                                                     -----------           -------------             -----------

Other Assets
         Patents, trademarks and other                       130                     250     (a)             380
         Deferred income taxes                               326                       -                     326
                                                     -----------           -------------             -----------
              Total Other Assets                             456                     250                     706
                                                     -----------           -------------             -----------

Total Assets                                         $    13,427                     250                  13,677
                                                     ===========           =============             ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
         Accounts payable                            $     1,514                       -                   1,514
         Accrued liabilities                                 845                       -                     845
         Accrued income taxes                              1,006                       -                   1,006
         Customer deposits                                 1,736                       -                   1,736
         Current portion of long-term liabilities             17                   2,000     (b)           2,017
                                                     -----------           -------------             -----------
              Total Current Liabilities                    5,118                   2,000                   7,118
                                                     -----------           -------------             -----------

Long-term Liabilities - less current portion
         Capital lease obligations                             5                       -                       5
         Notes payable to banks                            2,446                   9,495     (b)          11,941
         Bonds payable, net of unamortized discount          170                     (170)   (c)               -
                                                     -----------           -------------             -----------
             Total Long-term Liabilities                  2,621                   9,325                  11,946
                                                     -----------           -------------             -----------

Shareholders' Equity
         Common stock, no par value                       10,737                  (7,260)    (d)           3,477
         Accumulated deficit                              (5,016)                 (3,848)    (e)          (8,864)
                                                     ------------          --------------            ------------
                                                           5,721                 (11,108)                 (5,387)
         Less subscriptions receivable                       (33)                     33     (d)               -
                                                     ------------          -------------             -----------
              Total Shareholders' Equity (Deficit)         5,688                 (11,075)                 (5,387)
                                                     -----------           --------------            ------------

Total Liabilities and Shareholders' Equity           $    13,427                     250                  13,677
                                                     ===========           =============             ===========

Book Value Per Share                                 $      3.98                                          (11.63)

                              THERMWOOD CORPORATION
           CONSOLIDATED STATEMENT OF OPERATIONS - PROFORMA (UNAUDITED)
                        For the year ended July 31, 1997
                (In thousands, except per share data and ratios)




                                                     Historical            Adjustments               Pro Forma
                                                     ----------            -----------               ---------

Net Sales                                            $    17,780                       -                  17,780
Cost of sales                                             10,874                       -                  10,874
                                                     -----------           -------------             -----------
         Gross Profit                                      6,906                       -                   6,906

Research and development, marketing,
         Administrative and general expenses               4,795                       -                   4,795
                                                     -----------           -------------             -----------
         Operating income                                  2,111                       -                   2,111
                                                     -----------           -------------             -----------

Other income (expense):
         Interest expense                                    (76)                 (1,085)    (f)          (1,161)
         Other                                                19                       -                      19
                                                     -----------           -------------             -----------
         Other expense, net                                  (57)                 (1,085)                 (1,142)
                                                     ------------          --------------            ------------

Earnings before income taxes                               2,054                  (1,085)                    969
         Income taxes                                       (819)                    434     (g)            (385)
                                                     ------------          -------------             ------------

         Net earnings                                $     1,235                    (651)                    584
                                                     ===========           ==============            ===========

Earnings applicable to common
         shareholders
         Basic                                           $   951                    (731)    (h)             220
         Diluted                                         $   998                    (778)    (h)             220

Earnings per share,
         Basic                                       $      0.70                                      $     0.72
         Diluted                                     $      0.69                                      $     0.72

Ratio of earnings to fixed charges                         24.14                                            1.83

                              THERMWOOD CORPORATION
           CONSOLIDATED STATEMENT OF OPERATIONS - PROFORMA (UNAUDITED)
                    For the nine-months ended April 30, 1998
                (In thousands, except per share data and ratios)




                                                     Historical            Adjustments               Pro Forma
                                                     ----------            -----------               ---------

Net Sales                                            $    15,960                       -                  15,960
Cost of sales                                              9,487                       -                   9,487
                                                     -----------           -------------             -----------
         Gross Profit                                      6,473                       -                   6,473

Research and development, marketing,
         Administrative and general expenses               4,547                       -                   4,547
                                                     -----------           -------------             -----------
         Operating income                                  1,926                       -                   1,926
                                                     -----------           -------------             -----------

Other income (expense):
         Interest expense - other                           (160)                   (841)    (f)          (1,001)
         Other                                                14                       -                      13
                                                     -----------           -------------             -----------
         Other expense, net                                 (146)                   (841)                   (988)
                                                     ------------          --------------            ------------

Earnings before income taxes                               1,780                    (841)                    938
         Income taxes                                       (719)                    336     (g)            (383)
                                                     ------------          -------------             ------------

         Net earnings                                $     1,061                    (505)                    555
                                                     ===========           ==============            ===========

Earnings applicable to common
         shareholders
         Basic                                         $   1,018                    (549)    (h)             469
         Diluted                                       $   1,031                    (562)    (h)             469

Earnings per share,
         Basic                                       $      0.72                                     $      1.13
         Diluted                                     $      0.68                                     $      1.13

Ratio of earnings to fixed charges                         11.79                                            1.94

                      EXPLANATION OF PRO FORMA ADJUSTMENTS
                                   (Unaudited)

(a) Increase in other assets relating to accounting and legal fees ($250,000) incurred in connection with the issuance of debt.


(b)      Increase in notes payable as a result of the following:




                                                            April 30, 1998                        July 31, 1997
                                                                                  (in thousands)
         Purchase and retirement of
            fractional shares at $11 per share               $     10,605                            $    10,283
         Settlement of outstanding stock
            options, net of income taxes (1)                          138                                    190
         Repurchase of common shares upon
            conversion of bonds                                       398                                    662
         Estimated debt issuance costs                                250                                    250
         Offering expenses, net of income taxes                       104                                    104
                                                             ------------                            -----------
                                                             $     11,495                            $    11,489
                                                             ============                            ===========



         (1) The  one-time  charge of  $138,000  and  $190,000 in 1998 and 1997, respectively, relating to the settlement of outstanding stock options has been excluded from pro forma net earnings adjustments.


(c) Decrease in bonds payable as a result of the conversion to common stock.

(d) Decrease in common stock as a result of the purchase and retirement of fractional shares.

(e) Increase in accumulated deficit for the excess of the purchase price over the average issue price of all shares purchased and retired and the settlement of outstanding stock options, net of related income taxes.


(f) Increase in interest expense resulting from the additional debt incurred, with $3 million bearing interest at 14% and the remainder bearing interest at approximately 8%, offset by reduced interest on converted Bonds.

(g) Decrease in income taxes (40% effective rate) based on pro forma adjustments to earnings before income taxes. If the Reverse Stock Split is effected, the Company expects that it will elect S-corporation status which will eliminate the payment of income taxes on its earnings. The future effects of this election have not been reflected in pro forma income taxes.

(h) Total weighted average number of shares utilized in calculating historical and pro forma earnings per share were determined as follows:




                                           Nine Months Ended April 30, 1998       Year Ended July 31, 1997
                                           --------------------------------       ------------------------
                                            Historical      Pro Forma                        Historical         Pro Forma
                                            ----------      ---------                        ----------         ---------
                                          Basic   Diluted  Basic   Diluted      Basic  Diluted  Basic    Diluted
                                          -----   -------  -----   -------      -----  -------  -----    -------
         (in thousands)

         Weighted average common shares
              outstanding                   1,421  1,421    1,421    1,421      1,350    1,350  1,350     1,350
         Less Pro Forma common shares
              retired in connection with the
              reverse stock split               -       -    (967)    (967)         -          -  (937)    (937)
                                        -----------------  -------  -----------------------------------  -------
         Adjusted weighted average
              common shares                 1,421  1,421      454      454      1,350    1,350    413       413
         Weighted average common
              equivalent shares related to
              dilutive stock options            -     56        -        -          -       36      -         -
         Weighted average common
              equivalent shares related to
              convertible bonds                 -       36          -          -          -         60          -          -
                                      --------------------------------------------------------------------------------------
         Total weighted average number
             of shares                      1,421  1,513      454      454      1,350    1,446    413       413
                                            =====  =====    =====    =====      =====    =====  =====     =====


Dissenters' Rights of Appraisal

         The foregoing is only a general summary of the provisions of the Dissenters' Rights Statute and should not be considered a comprehensive description. A copy of the Dissenters' Rights Statute is attached hereto as Exhibit C as a complete description of the rights and obligations of the Company and any shareholder who desires to exercise dissenters' rights. EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISIONS OF THE DISSENTERS' RIGHTS STATUTE IN ORDER FOR SHAREHOLDERS TO PERFECT DISSENTERS' RIGHTS.

         Although no dissenters' rights are required for the proposed Reverse Stock Split under the Indiana Business Corporation Law, the Board of Directors of the Company has adopted a resolution voluntarily granting dissenters' rights in accordance with Section 23-1-44-8(a)(5) of the Indiana Business Corporation Law. Any record shareholder entitled to vote on the Amendment may dissent from the Amendment and obtain payment of the fair value of his or her shares in accordance with the Dissenters' Rights Statute.

         Any shareholder who desires to assert dissenters' rights must (i) deliver to the Company before the vote is taken written notice of such shareholder's intent to demand payment for his or her shares of Common Stock if the proposed Reverse Stock Split is effected; and (ii) not vote his or her shares of Common Stock in favor of the proposed Reverse Stock Split.

         A shareholder of record may assert dissenters' rights as to fewer than all the shares of Common Stock registered in that shareholder's name only if the shareholder dissents (in accordance with the provisions of the Dissenters' Rights Statute) with respect to all the shares of Common Stock beneficially owned by any one person and notifies the Company in writing of the name and address of each person on whose behalf the shareholder is asserting dissenters' rights.

         A beneficial owner of shares of Common Stock held by a nominee as the record shareholder may assert dissenters' rights as to shares of Common Stock held on such shareholder's behalf only if (i) such beneficial shareholder submits to the Company the record shareholder's written consent to the dissent no later than the time the beneficial shareholder asserts dissenters' rights, and (ii) the beneficial shareholder asserts dissenters' rights (in accordance with the provisions of the Dissenters' Rights Statute) with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote.

         If the Reverse Stock Split is authorized by the shareholders at the Special Meeting, the Company must deliver a written dissenters' notice to properly dissenting shareholders within ten days after approval of the Reverse Stock Split. Such dissenters' notice must (i) state where the payment demand must be sent and where and when certificates for shares of Common Stock must be deposited, (ii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed Reverse Stock Split and requires that the person acquired beneficial ownership of the shares before that date, (iii) set a date by which the Company must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the dissenters' notice is delivered, and
(iv) be accompanied by a copy of the Dissenters' Rights Statute.

         A shareholder who receives a dissenters' notice must (i) demand payment, (ii) certify whether the shareholder acquired beneficial ownership of the shares before the date set forth in the dissenters' notice and (iii) deposit his or her certificates in accordance with the terms of the notice. The shareholders who demand payment and deposit their shares in accordance with the terms of the dissenters' notice retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action to effect the Reverse Stock Split. Any shareholder who fails to demand payment or deposit share certificates as required by the dissenters' notice by the respective dates set forth therein will not be entitled to payment for his or her shares under the Dissenters' Rights Statute and will be considered to have voted his or her shares in favor of the Reverse Stock Split.

         Once the shareholders' action approving the Reverse Stock Split has been taken, the Company must pay each dissenting shareholder who properly complied with the requirements set forth above the amount the Company estimates to be the fair value of the dissenters' shares. The payment must be accompanied by (i) the Company's balance sheet as of the fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (ii) a statement of the Company's estimate of the fair value of the shares; and (iii) a statement of the dissenters' right to demand payment under the Dissenters' Rights Statute.

         However, the Company may elect to withhold such payment from dissenting shareholders who acquired beneficial ownership of the shares of Common Stock after the date set forth in the dissenters' notice as the date of the first announcement to new media or shareholders of the terms of the Reverse Stock Split (the "Post Announcement Shareholders"). If the Company does elect to withhold payment from the Post Announcement Shareholders, it must send each Post Announcement Shareholder an offer to pay the Company's estimate of the fair value of the shares provided such Post Announcement Shareholders agree to accept the payment offered in full satisfaction of their dissenters' demands.

         A dissenting shareholder may notify the Company in writing of its own estimate of the fair value of the shares and demand payment of the dissenter's estimate, less any payment already made to such shareholder. A dissenting shareholder also may reject the Company's offer and demand payment of the fair value of the shares if (i) the dissenting shareholder believes that the amount paid or offered is less than fair value, (ii) the Company fails to make payment within sixty (60) days after the date set for demanding payment or (iii) the Company, having failed to take the proposed Reverse Stock Split action, does not return the deposited stock certificates within sixty (60) days after the date set for demanding payment. A dissenting shareholder waives the right to demand payment of such shareholder's estimate unless the shareholder notifies the Company of the dissenting shareholder's demand for payment within thirty (30) days after the Company has made or offered payment for the dissenters' shares.

         If a demand for payment remains unsettled, the Company must commence a proceeding within sixty (60) days after receiving the payment demand and petition the proper court to determine the fair value of the shares. If the Company does not commence the proceeding within such period, it must pay each dissenting shareholder whose demand remains unsettled the amount demanded. The state court in which a proceeding must be commenced is the circuit or superior court of Spencer County, Indiana, where the Company's principal office is located. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder's shares, plus interest, exceeds the amount paid by the Company.

         The court in an appraisal proceeding will determine and assess costs against all parties in such amounts as the court finds equitable. The court may assess fees and expenses of counsel and experts against either the Company or a dissenter if the court finds that the party against whom the fees and expenses are asserted acted arbitrarily, vexatiously, or not in good faith. In addition, if the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the Company, the court may award to those counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

Exchange of Certificates and Payment for Fractional Shares of New Common Stock

         If the Reverse Stock Split is approved by the shareholders, the Company will file Articles of Amendment to its Articles of Incorporation with the Secretary of State of Indiana. The Reverse Stock Split will become effective on the date of that filing (the "Effective Date"). American Stock Transfer & Trust Company has been appointed exchange agent (the "Exchange Agent") to carry out the exchange of certificates for New Common Stock and/or cash.

         As soon as practicable after the Effective Date, the shareholders will be notified and asked to surrender their certificates representing shares of Common Stock to the Exchange Agent. Those shareholders beneficially owning 37,000 shares or more will receive in exchange certificates representing shares of New Common Stock on the basis of one share of New Common Stock for each 37,000 shares of Common Stock held prior to the Reverse Stock Split, and in cases where a shareholder does not beneficially own a number of shares evenly divisible by 37,000, cash in the amount of $11.00 per share of the currently outstanding Common Stock in lieu of receiving fractional shares of New Common Stock following the Reverse Stock Split. Shareholders owning fewer than 37,000 shares on the Effective Date will receive in exchange a cash payment in the amount of $11.00 per share.

         For the purpose of the operation of the Reverse Stock Split (i.e., for determining whether and to what extent shareholders will receive New Common Stock and/or cash in lieu of fractional shares), and for no other purpose, the Company will treat the person who is the underlying beneficial owner of shares held by a nominee as the shareholder.

         If the Reverse Stock Split is effected, any shareholder beneficially owning fewer than 37,000 shares of the currently outstanding Common Stock will cease to have any rights with respect to the Common Stock of the Company, except to be paid in cash, as described in this Proxy Statement. No interest will be paid or accrued on the cash payable to shareholders after the Reverse Stock Split is effected.

         No service charges will be payable by shareholders in connection with the exchange of certificates or the payment of cash in lieu of issuing fractional shares, all expenses of which will be borne by the Company.

                      FINANCING OF THE REVERSE STOCK SPLIT


         The Board estimates that the total cost to the Company of the Reverse Stock Split for the payment of the fractional share interests and the settlement of outstanding stock options in the Reverse Stock Split and the estimated transactional fees and expenses will be approximately $11,300,000 and $360,000, respectively. The Company intends to finance this transaction by borrowing funds from a financial institution based in Chicago, Illinois. This borrowing will be repaid over time from the Company's working capital.

         The Company has engaged SPP Hambro & Co., LLC ("SPP") to act as advisor to the Company in connection with its issuance of approximately $12,000,000 of senior bank debt. The proceeds of the Senior Bank Debt will be used to consummate the Reverse Stock Split, to refinance existing indebtedness, and for general corporate purposes. SPP will be paid a fee equal to 1.5% of the principal amount of any Senior Debt or Senior Debt Facilities raised, plus reasonable out-of-pocket costs. This fee is currently estimated at $180,000.

         The Company has signed a letter of intent with a financial institution based in Chicago, Illinois for $12 million of senior financing. Of this amount, $6.5 million consists of a line of credit under a two-year revolving credit facility. The interest rate may either be Prime Plus or LIBOR Plus and varies based on the ratio of the Company's senior funded debt to the trailing twelve month EBITDA (earnings before interest expense, income taxes, depreciation expense, and amortization expense). Interest is reset annually. The non-use fee for the line of credit will also vary based on that ratio. The interest rates and non-use fees for this $6.5 million line of credit vary as provided in the following table:


   Level           Ratio        Prime Plus     LIBOR Plus        Non-Use Fee
   -----           -----        ----------     ----------        -----------
     I       *4.00:1 # 3.50:1        1.50%           275 b.p.        50.0 b.p.
    II       *3.50:1 # 2.50:1        1.00%           250 b.p.        37.5 b.p.
   III       *2.50:1 # 2.00:1         .50%           225 b.p.        37.5 b.p.
    IV       *2.00:1                    0%           200 b.p.        25.0 b.p.

* less than or equal to
# greater than


Advances will be permitted under the line of credit in amounts equal to 85% of eligible accounts receivable and 50% of eligible inventory (including work in process). Interest on borrowings is payable over the term of the loan and principal is due at maturity.

         The remaining $5.5 million of the amount financed by the Chicago lender will consist of a five-year term loan with similar pricing. The interest rate will be reset annually pursuant to the following table:



    Level         Ratio             Prime Plus     LIBOR Plus      Non-Use Fee
      I      *4.00:1 # 3.50:1         1.75%           300 b.p.         N/A
     II      *3.50:1 # 2.50:1         1.25%           275 b.p.         N/A
     III     *2.50:1 # 2.00:1          .75%           250 b.p.         N/A
     IV      *2.00:1                     0%           225 b.p.         N/A

* less than or equal to
# greater than

Interest on borrowings under this term loan is payable on a monthly basis. Principal payments in the monthly amount of $62,500 for the first year of the loan term and $98,954 over the remaining four years of the loan term are required. The Company's excess cash flow must be applied to repay the term loan, depending on the collateral coverage for the loan.

         The commitment fee for this $12,000,000 senior financing is 1.25% of the total amount financed, or $150,000. The financing will be secured by all corporate assets of the Company. Standard financial covenants will be included in the loan documents.

         In addition, one of the Company's largest shareholders, Edgar Mulzer will be providing the Company with a loan of $3,000,000, the repayment of which will be subordinated to the senior financing described above. For this subordinated financing, there is a commitment fee of $50,000. Interest is paid over the term of the loan (which is five years) at the annual rate of 14%. Principal is due at maturity.


            PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

         The following table sets forth as of September 1, 1998, the number of shares of Common Stock owned and the percentage of Common Stock owned before and after the Effective Date of the Reverse Stock Split for each of the following persons: (i) each person who, to the knowledge of the Company, beneficially owns more than 5% of the outstanding Common Stock; (ii) each director and executive officer; and (iii) all officers and directors as a group. Unless otherwise noted, all addresses are c/o Thermwood Corporation, P.O. Box 436, Buffaloville Road, Dale, Indiana 47523.



                                                          Percentage of                               Percentage of
                                        Shares            Total Shares          Shares Owned           Total Shares
                                       Owned at          Owned Prior to          Following           Owned Following
      Names and Addresses            September 1,         Reverse Stock        Reverse Stock          Reverse Stock
    of Beneficial Owners (1)             1998              Split (11)            Split (12)             Split (12)
    ------------------------             ----              ----------            ----------             ----------
Kenneth J. Susnjara (2)                  411,400 (3)         25.86%                  7                    58.33%

Edgar Mulzer                             218,052 (4)         15.03%                  5                    41.67%
401 10th Street
Tell City, IN  47586

Peter N. Lalos                            22,000 (5)            *                   -0-                    ---
14312 Darnestown Rd.
Gaithersburg, MD 20878

Linda S. Susnjara (2)                    411,400 (3)         25.86%                  7                     ---

Lee Ray Olinger                              400 (6)            *                   -0-                    ---
c/o First Bank of
Huntingburg
4th and Main Street
Huntingburg, IN  47542

Michael P. Hardesty                        8,400 (7)            *                   -0-                    ---

Rebecca F. Fuller                          2,600 (8)            *                   -0-                    ---

David J. Hildenbrand                       6,600 (9)            *                   -0-                    ---

Richard A. Kasten                                950            *                   -0-                    ---

Donald L. Ubelhor                         6,000 (10)            *                   -0-                    ---

All Officers and Directors                   676,402         40.89%                  12                    100%
as a Group (10 persons)

*     Less than 1%.

(1) Except as otherwise noted, all shares are beneficially owned and the sole voting and investment power is held by the persons indicated.

(2) Mr. and Mrs. Susnjara may each be deemed to be a beneficial owners of the Company's securities owned by the other because of their marital relationship. Accordingly, the shares shown as beneficially owned by Mr. Susnjara are identical to the shares shown beneficially owned by Mrs. Susnjara.

(3)      Includes  10,000  shares  of  subject  to  options  granted  under  the
         Incentive Plan, 20,000 shares subject to options granted under the Non-Qualified Plan, and 120,000 shares subject to Stock Option Agreements with the Company (which options are expected to be canceled on the Effective Date of the Reverse Stock Split if the Amendment is approved).

(4)      Includes   10,000   shares   subject  to  options   granted  under  the
         Non-Qualified Plan.

(5) Includes shares subject to debentures presently convertible into 4,000 shares of Common Stock and 10,000 shares subject to options granted under the Non-Qualified Plan.

(6)      Includes 400 shares held by Mr. Olinger's wife.

(7)      Includes  8,000 shares  subject to options  granted under the Incentive
         Plan.

(8)      Includes  2,000 shares  subject to options  granted under the Incentive
         Plan.

(9)      Includes  5,400 shares  subject to options  granted under the Incentive
         Plan.

(10)     Includes  5,600 shares  subject to options  granted under the Incentive
         Plan.

(11) Calculated pursuant to Rule 13d-3(d)(1) promulgated under the 1934 Act, and based on 1,441,106 shares outstanding as of September 1, 1998.

(12)     Based on the Company's review of available shareholder records.

                     OTHER INFORMATION CONCERNING AFFILIATES


     Family Relationships. Linda S. Susnjara and Kenneth J. Susnjara are husband and wife. There is no other family relationship among any of the directors or executive officers of the Company.


     Arrangements with AAI. Linda S. Susnjara and Kenneth J. Susnjara are the owners of Automation Associates Incorporated ("AAI"), a dealer of the Company's industrial products. The agreement between the Company and AAI contains the same terms and conditions as do the Company's agreements with its other dealers. The Company paid AAI $447,667 and $349,584 in commissions during the 1997 and 1996 fiscal years, respectively, for assisting in effecting sales. AAI also leases space from the Company at what management believes is a fair market rate. Rental payments were $6,800 during the 1997 fiscal year and $7,200 during the 1996 fiscal year. Management believes that the terms of the transactions between the Company and AAI are as fair as those which the Company would have obtained if these transactions had been effected with independent third parties. These transactions were approved by a majority of the disinterested directors.

     Transactions with Mr. Mulzer. On November 18, 1993, an aggregate of $3,437,120 owed to Mr. Mulzer by the Company was converted to 1,000,000 shares of Preferred Stock. Mr. Mulzer, as the sole holder of the Preferred Stock, was entitled to receive cumulative cash dividends out of the net profits of the Company at the rate of $.34 per share per annum, payable monthly in equal installments within the first fifteen days of the each month for the preceding month as directed by the Board of Directors of the Company. The Company had the right in its sole discretion to redeem the Preferred Stock at any time at $3.40 per share.

      The Company redeemed 162,000 and 100,000 shares of the Preferred Stock for a total of $550,800 and $340,000 during fiscal years 1997 and 1996, respectively. The Company paid dividends in the amount of $285,204 and $330,055 for the fiscal years 1997 and 1996, respectively.

      In October, 1998, using funds borrowed from a bank under a $3.5 million line of credit, the Company repurchased the balance of 738,000 shares of Preferred Stock from Mr. Mulzer for $2,546,320. Prior to the repurchase of such shares, the Company paid dividends in fiscal year 1998 of $43,256.

      The Company's arrangements with Mr. Mulzer were approved by the majority of disinterested directors.


                           DESCRIPTION OF COMMON STOCK

      Each holder of shares of Common Stock is entitled to one vote per share upon each proposal or matter presented at any meeting of shareholders and is entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor.

Upon liquidation or dissolution of the Company, the holders of shares are entitled to receive pro rata all assets available for distribution to holders of Common Stock.

      If the Amendment is approved and the Reverse Stock Split takes place, the terms, rights and preferences of the Common Stock will be unchanged.


                            MANAGEMENT OF THE COMPANY

      The executive officers and directors of the Company are as follows (unless otherwise indicated, the business address of each of the persons listed below is at the Company's principal executive officers and each of such persons is a citizen of the United States of America):

Name                       Age               Position

Kenneth J. Susnjara (1)     51     Chairman of the Board, President and Director

Linda S. Susnjara (1)       49     Secretary and Director

Michael P. Hardesty         44     Vice President of Engineering

Rebecca F. Fuller           48     Treasurer

David J. Hildenbrand        41     Vice President of Sales

Richard Kasten              46     Vice President of Technical Services

Donald Ubelhor              41     Vice President of Manufacturing

Peter N. Lalos              64     Director

Edgar Mulzer                80     Director

Lee Ray Olinger             71     Director

---------------
(1)      Mr. and Mrs. Susnjara are husband and wife.

         Mr. Susnjara co-founded the Company in 1969 and has been a director since inception and Chairman, President and Chief Executive Officer since 1971. He also served as Treasurer prior to March 1979 and again from October 1983 to June 1985. He has devoted his full time to the Company's business except for a brief period in 1985 when he acted as a distributor for the Company. Mr. Susnjara is the author of a book on industrial robotics entitled A Manager's Guide to Industrial

Robotics and a book on furniture manufacturing titled Furniture Manufacturing in the New Millennium.

         Mrs. Susnjara has been a director of the Company since 1985 and Secretary since 1989. She is and has been since 1985 the President of AAI, a dealer of the Company's industrial products. Mrs. Susnjara is not active in the Company's business.

         Mr. Hardesty has been the Company's Vice President of Engineering since August 1988. He joined the Company in 1975 and was employed first as a project engineer, then project manager and then general manager until July 1980 when he was promoted to Vice President of Operations. He served in that capacity until May 1985 when he became Vice President of the Machining Products Division, a position he held until assuming his current position in 1988.

         Mrs. Fuller joined the Company in 1981 and was promoted to accounting manager in 1983 and controller in 1985. She assumed her current position as Treasurer in July 1993.

         Mr. Hildenbrand became a Vice President of the Company in August, 1988. Previously, he had been employed by the Company in various technician and sales manager positions since 1977. He has also been a director of Thermwood (Europe) Ltd. since July, 1996.

         Mr. Kasten became a Vice President in December, 1993. Previously, he had been employed by the Company as a manager of applications since 1990.

         Mr. Ubelhor became Vice President of Manufacturing in August, 1997. Previously, he had been the Company's Production Manager since 1993.

         Mr. Lalos has been engaged in the private practice of law in Washington D.C. since 1961 and is the senior partner in the law firm of Lalos & Keegan. He served as Secretary of the Company from September 1981 until December 1989 and as a director from April 1981 until July 1986. He was reelected to the Board of Directors in December, 1989.

         Mr. Mulzer was Chairman of the Board of The Dale State Bank, a commercial bank in Dale, Indiana, from 1970 through 1993. Mr. Mulzer is currently retired. He became a director of the Company in September 1974 and has served continuously in that capacity to the present.

         Mr. Olinger has been a director since December, 1989. He has been a director since 1949 and Chairman of the Board since 1986 of First Bank of Huntingburg, a commercial bank in Huntingburg, Indiana.

                       SELECTED HISTORICAL FINANCIAL DATA

         The following table summarizes certain historical financial data which have been derived from the audited consolidated financial statements of the Company for each of the years in the five-year period ended July 31, 1997 and the unaudited consolidated financial statements for the nine-month periods ended April 30, 1998 and 1997. Per share numbers and weighted average number of shares have been adjusted to reflect the Company's 1-for-5 reverse stock split effective January 5, 1998. For additional information, see "Financial Statements of the Company," commencing on page F-1.

Selected Statement of Operations Data       (in thousands except per share data)


                               Nine Months Ended April 30,                 Fiscal Year Ended July 31,
                                 1998                1997        1997       1996        1995      1994       1993
                                 ----                ----        ----       ----        ----      ----       ----

Sales, less commissions       $   15,960          $  12,192   $  17,779   $  12,636   $  12,314  $  9,985  $  10,825
Gross profit                       6,473              4,764       6,906       4,925       4,786     3,579      2,173
Earnings before income
   taxes                           1,780              1,417       2,055       1,174       1,140       136     (1,394)
Earnings (loss) from
   continuing operations           1,061                866       1,236       2,334       2,350       136     (1,394)
Net earnings (loss)           $    1,061          $     866   $   1,236   $   2,334   $   2,350  $    208  $  (1,360)
                              ==========          =========   =========   =========   =========  ========  ==========

Earnings (loss) per
   share:
       Basic                  $     0.72          $    0.49   $   0.70    $    1.63   $    1.92  $  0.00   $(1.35)
       Diluted                $     0.68          $    0.48   $   0.69    $    1.45   $    1.49  $  0.00   $(1.35)

Weighted average number of shares:
    Basic                          1,421              1,327       1,350       1,231       1,030     1,030      1,011
    Diluted                        1,510              1,429       1,446       1,437       1,451     1,030      1,011
Cash dividends declared
    per common share          $        0          $       0   $       0   $       0   $       0  $      0  $       0



Selected Balance Sheet Data             (in thousands except per share data)

                             April 30,                                  July 31,
                                1998                 1997      1996       1995        1994      1993
                                ----                 ----      ----       ----        ----      ----

Total assets                  $  13,427           $  11,273  $  8,766  $   7,527    $  5,418  $ 6,928
Working capital                   5,909               5,080     3,791      2,811       1,706    1,291
Long-term obligations             2,621                 285       709      1,870       1,862    5,711
Shareholders' equity
   (deficit)                      5,687               7,087     6,275      3,437       1,456   (1,985)

Book value per share          $    3.98           $    5.06   $  4.80   $   3.37     $  1.41   $(2.04)
Ratio of earnings to
    fixed charges                 11.79               24.14      9.44       4.53        1.30    N/A(1)


(1) The pretax loss from continuing operations resulted in a fixed charge coverage deficiency of $1,394,238.

Recent Financial Developments


    The following tables set forth certain summary financial information for the Company at July 31, 1998 and July 31, 1997, and for the three and twelve months ended July 31, 1998 and 1997.



Summary Statement of Operations Data        (in thousands except per share data)

                                                       Fiscal Year Ended                          Quarter Ended
                                                              July 31,                               July 31,
                                                     1998              1997                  1998              1997
                                                     ----              ----                  ----              ----
                                                      (unaudited)                                   (unaudited)
Sales, less commissions                          $    21,884      $      17,779        $      5,924         $  6,123
Gross profit                                           8,993              6,906               2,521            2,662
Earnings before income taxes                           2,445              2,055                 665              638
Net earnings                                           1,475              1,236                 414              370
Earnings per share
         Basic                                   $      1.00      $         .70        $        .29         $    .30
         Diluted                                 $       .89      $         .69        $        .26         $    .25



Summary Balance Sheet Data                         (in thousands)

                                          July 31,                 July 31,
                                           1998                     1997
                                                    (unaudited)
Total assets                         $     11,920                $  11,273
Shareholders' equity                        6,102                    7,087

         Net sales for fiscal year 1998 increased by $4.1 million or 23% from fiscal year 1997. However, backlog at July 31, 1998 was approximately $1 million lower than at July 31, 1997. Management attributes the decreased level of orders at July 31, 1998 to a slowdown in capital purchasing because of a slower economy. Also, traditionally sales are slower before the International Woodworking Fair, a furniture industry trade show, which was held in August. Sales generally increase a month or two after the show. Gross profit for fiscal year 1997 was 39% of net sales compared to 41% of net sales for fiscal year 1998. In the current year, gross profit was positively affected by the continued use of more efficient production methods, including in-house fabrication of components previously finished outside the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Years Ended July 31, 1997, 1996 and 1995

         Results of Operations. Net sales for fiscal year 1997 were $17,779,415, an increase of 41% from fiscal year 1996, and a 44% increase from fiscal year 1995. European sales for the first year in operation were $1,035,484, or approximately 6% of total net sales. Machine sales consisted of $16,420,313, or 82% of total gross sales. Technical services were $3,660,548, or 18% of total gross sales. Backlog increased to $4,080,000 at July 31, 1997 from $1,630,000 at July 31, 1996. Management attributes the increased level of orders at July 31, 1997 to a better market share because of lower prices and a good market due to sustained economic growth in the United States.

         Gross profit for fiscal year 1997 was $6,905,916, or 38.84% of net sales. The percentage of current year gross profit to net sales has decreased slightly from last year's 38.97% and 38.86% for 1995. Gross profit for the European operations was $374,021, or 36.12% of net European sales. In the current year, gross profit was positively affected by the continued use of more efficient production methods, including in-house fabrication of components previously finished outside the Company. However, the total gross profit was lower than the two prior years because of the lower gross profit of the European sales. Management expects the first quarter of fiscal year 1998 to reflect higher margins due to generally higher margins on newly designed products and better production efficiency due to a more experienced work force, and improved manufacturing processes. Although management anticipates that gross profit percentages from operations should continue to improve during 1998, no assurance to this effect can be given.

         Research and development, marketing, administrative and general expenses were $4,794,563 in fiscal year 1997, compared to $3,638,536 in 1996 and $3,315,904 in 1995. Research and development expenditures aggregating $216,000 in 1997, versus $284,000 in 1996 and $246,000 in 1995 are included in the foregoing amounts. In management's opinion, with its new products and experienced work force the Company can continue to take advantage of the favorable economic conditions.

         The major portion of the increased research and development, marketing and administrative and general expenses from 1995 to 1997 was attributable to European operations which did not exist in fiscal year 1996. These expenses amounted to $570,000, or approximately 12% of total expenses in fiscal year 1997. Increased wages and benefits and increased advertising and marketing efforts also contributed to the higher level of expenses.

         Interest expense for fiscal year 1997 was $75,686, a decrease of $42,913 from 1996 and a decrease of $219,239 from 1995. The steady decrease from prior years is primarily due to the conversion of 12% convertible debentures to common stock during fiscal years 1997 and 1996.

         Operating income for fiscal year 1997 was $2,111,353 compared to operating income of $1,286,817 and $1,470,333 in 1996 and 1995, respectively. The increase in operating income in 1997 over 1996 resulted primarily from increased sales. The European operations had an operating loss of $195,971. Fiscal year 1997 net earnings were $1,235,824, compared to net earnings of $2,334,428 and $2,349,794 in 1996 and 1995, respectively. Deferred tax benefits of $1,178,000 and $1,236,000 recognized in 1996 and 1995, respectively, contributed to increases in those years. This benefit primarily resulted from a reduction in a deferred tax asset valuation allowance based on management's expectation that future earnings would more likely than not allow for realization of deferred tax assets including utilization of net operating loss carryforwards. As the deferred tax valuation allowance was eliminated prior to fiscal year 1997, income tax expense was provided on all 1997 earnings. Federal income tax expense for fiscal year 1997 was $786,000, compared to income tax benefits of $1,064,000 and $1,110,000 for fiscal years ended July 31, 1996 and 1995, respectively.

         The Company has federal income tax net operating loss carryforwards of approximately $4,896,000 which expire in the years 1998 through 2009. It also has other tax credits of lesser value which appear in Note I of Notes to Financial Statements.

         Liquidity and Capital Resources. At July 31, 1997 the Company's working capital was $5,080,310 compared to $3,790,586 at July 31, 1996. This increase was primarily due to increased sales and accounts receivable. The increase in accounts receivable was due to increased sales in the fourth quarter. Inventories also increased, primarily due to in-house processing of components previously purchased completely fabricated. The increase in inventory levels, however, also contributed to increased accounts payable.

         Management believes that the focus on marketing, sale and manufacture of standard machines at the lowest possible price has been a major factor in the increased market share, margins and profitability.

         The Company had a positive cash flow from operating activities for the 1997 fiscal year in the amount of $1,791,778. Net earnings of $1,235,824, along with the add back of other non-cash expenses such as depreciation and amortization of $338,274, and an increase in accounts payable and customer deposits contributed to a positive cash flow. However, an increase in inventories and accounts receivable used cash resources.

         During the 1997 fiscal year, the Company's investing activities were primarily for remodeling engineering and supervisors' offices, replacement of computer equipment and the retrofitting of production equipment with Thermwood Controls. Expenditures for fixed assets in the 1998 fiscal year are anticipated to be for normal replacements and purchases of labor-saving equipment for production. The Company also has plans for expansion of the production area to increase efficiency and capacity due to an anticipated increased level of sales.

         Principal payments on lease obligations during the 1997 fiscal year were for leased office equipment. Cash flows from financing activities included $285,204 of dividend payments on preferred stock and redemption of $550,800 of preferred stock.

Nine Months Ended April 30, 1998 Compared to Nine Months Ended April 30, 1997

         Results of Operations. Net sales for the quarter ended April 30, 1998 were $6,101,645 an increase of 38.5% from the third quarter net sales in fiscal 1997 and an increase of 20.7% over the second quarter of fiscal year 1998. Net sales for the nine months of the current fiscal year were $15,959,851, an increase of $3,768,187, or 30.9%, from last year's nine-month period.

         Gross profit for the current quarter was $2,579,781, an increase of 59.1% from the third quarter last year and an increase of 39.4% from the second quarter of fiscal year 1998. Gross profit for the nine months needed April 30, 1998 was an increase of $1,709,186, or 35.9%, over the same period of fiscal year 1997. Gross profit as a percentage of net sales was 42.3% for the third quarter of fiscal year 1998 compared to 36.8% for the third quarter of 1997 and 36.6% during the second quarter of fiscal year 1998 and increased from 39.1% to 40.6% for the nine-month periods ended April 30, 1997 and 1998, respectively.

         The higher gross profit for the third quarter of fiscal 1998 was reduced by research and development, marketing and administrative and general and interest costs and other income to result in earnings before income taxes of $836,283, an improvement of $424,842 over a profit of $411,441 for the same period in fiscal year 1997. The cost of sales increase of 26.6% from the third quarter of fiscal year 1997 was due primarily to proportionately higher net sales for the same period and was actually less proportionately than the 38.5% sales increase over the same period of fiscal year 1997. Earnings before income taxes for the nine-month period of fiscal year 1998 were $1,779,578, or a 25.6% increase over the same period for fiscal year 1997. Cost of sales also increased 27.7% during the nine-month period ending April 30, 1998, again below the 30.9% increase in sales for the same period.

         Research and development, marketing and administrative and general expense for the third quarter of fiscal year 1998 increased approximately 40.8% from the third quarter of fiscal year 1997 and increased approximately 38.6% for the nine-month period ended April 30, 1998, compared to the same period in fiscal year 1997. The year-to-date increase is due primarily to increases in salaries and bonuses based upon profitability.

         European operations contributed 7% of total sales in fiscal year 1998, or $1,175,916 compared to 4% of total sales, or $535,112 in fiscal year 1997. This was a 120% increase in European sales over fiscal year 1997. Research and development, marketing and administrative and general expenses for the European operations were approximately 14% of the total for the Company and an increase of $371,000, or 134% over fiscal year 1997.

         Interest expense in the third quarter of fiscal year 1998 was $72,810, an increase of approximately $56,000 over $16,734 for the same quarter last year and an increase of approximately $11,000 from the second quarter of fiscal year 1998. For the nine-month period ended April 30, 1998 interest expense was $160,069 compared to $70,030 for the same period of fiscal year 1997, an increase of approximately $90,000. This higher level of interest is due primarily to the loan from a bank for the repurchase of the preferred stock and for expansion of production facilities. Interest on the convertible debentures for the quarter ended April 30, 1998 was approximately $5,000 compared to approximately $16,000 for the same period in fiscal year 1997. The remaining balance of debentures is approximately $170,000, net of unamortized discount, at April 30, 1998.

         The net earnings in the third quarter of fiscal year 1998 were $491,954, an increase of 94% over the third quarter of fiscal year 1997. For the nine-month period ended April 30, 1998, net earnings were $1,060,882, a 22.6% increase over the $865,680 net earnings for the nine-month period ended April
30. Income taxes of $718,696 were accrued for the nine months ended April 30, 1998 compared to $550,901 accrued for the same period in 1997.

         Liquidity and Capital Resources. At April 30, 1998, the Company's working capital was $5,908,730 compared to $5,080,310 at July 31, 1997. This increase was due primarily to increases in inventory. The Company is now purchasing bulk quantities of raw materials in order to produce many components, which were previously purchased already machined, thus increasing work-in-process inventory. Increased inventories were the result of a slower turnover rate because of the processing time for work-in-process inventories.

         An increase in backlog of approximately $360,000 from the $4,080,000 at July 31, 1997 contributed to increased raw material and work-in-process inventories. Increased inventories contributed to the increase in working capital by approximately $1,360,000. Inventory levels were increased to support the backlog covering the shorter production period and faster turnaround demanded by customers.

         Backlog increased during the third fiscal quarter ended April 30, 1998 to $4,440,000 compared to approximately $3,800,000 both at the end of the preceding quarter and also for the quarter ended April 30, 1997. Accounts receivable also increased approximately $1,300,000 while accounts payable and customer deposits increased approximately $140,000 and $800,000, respectively, from July, 1997 due to higher sales levels.

         Shareholders' equity decreased from $7,087,313 at July 31, 1997 to $5,687,096 in the nine month period ended April 30, 1998. A total of 24,000 shares of common stock at a price of $5 per share were issued upon conversion of 12% debentures during the nine months ended April 30, 1998 for an increase to shareholders' equity in the amount of $106,926, net of discount and issuance costs. In the first nine months of fiscal 1997, 81,000 shares were added to common stock at a net amount of $357,980.

         The Company has repurchased the balance of 738,000 shares of preferred stock for $2,546,320 for the nine months ended April 30, 1998 and entered into a line of credit with a bank in the amount $3.5 million. This transaction enabled the Company to take clear title to its land and building which were connected to a lease agreement with the related party who held the preferred stock. This then enabled the Company to proceed with an expansion of its production facilities of 20,000 square feet. For the same period in fiscal year 1997, the Company redeemed 119,200 shares of the preferred stock at $3.40 per share.


                                   LITIGATION

         The Company is not named as a plaintiff in any litigation. The Company is named as a defendant in one suit relating to a product warranty. Management is of the opinion that such suit is incidental to the business of the Company and the ultimate disposition thereof will not have a material adverse effect on the Company's financial position or results of operations.


                     MARKET FOR THE COMMON STOCK; DIVIDENDS

Market Information

         The Company's Common Stock is traded on AMEX and PSEX. The following table sets forth the high and low sales prices per share (adjusted to reflect the Company's 1-for-5 Reverse Stock Split in January, 1998) as reported on AMEX.

                                                 High                Low

Fiscal 1998:      Fourth Quarter                 $10.06              $7.50
                  Third Quarter                  $ 9.12              $7.50
                  Second Quarter                 $13.10              $9.05
                  First Quarter                  $14.05              $9.70

Fiscal 1997:      Fourth Quarter                 $10.00              $7.50
                  Third Quarter                  $10.00              $7.50
                  Second Quarter                 $10.60              $6.90
                  First Quarter                  $11.90              $9.70



         On the Record Date, the high and low sales price per share of Common Stock were $____ and $____, respectively.

         The Company publicly announced the $11.00 per share price which would be paid in lieu of fractional shares in the Reverse Stock Split on August 18, 1998. On August 17, 1998, the last trading day before the announcement of the Reverse Stock Split, the high and low price for shares of Common Stock, as reported on AMEX, were both $8.25. On October 5, 1998, the high and low price for shares of Common Stock, as reported on AMEX, were both $9.8125.

Company and Affiliate Purchases of Common Stock

         The Company has not purchased any shares of Common Stock since August 1, 1995. Since August 1, 1995, Edgar Mulzer purchased on the open market _____ shares at $_____ on _______________ and ______ shares at $________ on
_______________. Since August 1, 1995, Mr. and Mrs. Susnjara purchased on the open market 400 shares at $7.625 per share on May 1, 1998, 400 shares at $7.625 per share on May 4, 1998, and 600 shares at $7.625 per share on May 5, 1998. In addition, Mr. and Mrs. Susnjara converted Debentures into 10,000 shares of Common Stock on September 2, 1998. These are the only transactions in shares of the Company effected by such individuals since August 1, 1995.

         Neither the Company nor any of its affiliates, directors or executive officers has purchased or sold any Common Stock in the last sixty days.


Dividends

         The Company has never paid dividends on its Common Stock. The current policy of the Board of Directors is to retain earnings, if any, to finance the operation of the Company's business. If the Reverse Stock Split is effected, the Company expects to elect S corporation status. After such election, the Board of Directors expects to declare annual distributions of income or dividends in such amounts as it deems appropriate. Such distributions are likely to be in amounts at least equal to the taxes on Company income which the shareholders will be required to pay.

                              SHAREHOLDER PROPOSALS

         A shareholder proposal which is intended to be presented at the next annual meeting of shareholders must be received by the Company at its principal executive offices, whose mailing address is P.O. Box 436, One Buffaloville Road, Dale, Indiana 47523 no later than September 15, 1998, if it is to be included in any proxy solicitation material mailed by the Company. In addition, if a shareholder intends to present a proposal at the next annual meeting without including the proposal in the proxy materials related to that meeting, and if the proposal is not received by the Company by October 4, 1998, then the proxies designated by the Board of Directors for the next annual meeting may vote in their discretion on any such proposal any shares for which they have been appointed proxies without mention of such matter in the proxy statement or on the proxy card for such meeting. If the Company has effected the Reverse Stock Split and terminated the Registration of the Common Stock under the 1934 Act prior to its next annual meeting of shareholders, it will no longer be subject to the proxy solicitation rules in the 1934 Act with respect to that meeting.

                             INDEPENDENT ACCOUNTANTS

         Representatives of KPMG Peat Marwick LLP, the Company's independent auditors for the last and current fiscal year, are not expected to be at the Special Meeting.


                             ADDITIONAL INFORMATION

         The Company files periodic reports, proxy statements and other information with the Commission under the 1934 Act relating to its business, financial condition and other matters. The Company has filed a Schedule 13E-3 with the Commission in connection with the proposed Reverse Stock Split. This Proxy Statement does not contain all of the information set forth in the
Schedule 13E-3, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The Schedule 13E-3, including exhibits and other filings made by the Company as described above, may be inspected without charge, and copies may be obtained at prescribed rates, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 75 Park Place, Room 1228, New York, New York, 10007; Room 1204, Everett McKinley Dirkson Building, 219 South Dearborn Street, Chicago, Illinois 60604; and Museum Square Building, Suite 500 East, 5757 Wilshire Boulevard, Los Angeles, California, 90036. Copies of such materials can also be obtained by mail, upon payment of the Commission's prescribed rates, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials are also available from the Commission's Internet site, www.seg.gov. The Schedule 13E-3 is also available for inspection and copying at the principal executive offices of the Company, during normal business hours, at One Buffaloville Road, Dale, Indiana 47523.


                                      COSTS

         The following is an estimate of the costs incurred or expected to be incurred by the Company in connection with the Reverse Stock Split. Amounts shown below exclude the cost of paying for fractional shares after the Reverse Stock Split is effected. Final costs of the transaction may be more or less than the estimates shown below.

      Legal fees                                              $    55,000
      Transfer and exchange agent fees                              5,000
      Fees for valuation                                           25,000
      Printing and mailing costs                                   15,000
      Fees for advisor on financing                               180,000
      Counsel fees and other expenses of financing                 30,000
      Proxy solicitation costs                                      7,500
      Commission filing fees                                        2,200
      Accounting fees                                              40,000
                                                                   ------

      Total                                                   $   359,700

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                     OF THERMWOOD CORPORATION AND SUBSIDIARY

Report of KPMG Peat Marwick LLP                                              F-1

Consolidated Balance Sheets -- July 31 1997 and July 31, 1996                F-2

Consolidated Statements of Operations -- Years ended July 31, 1997,
1996 and 1995                                                                F-4

Consolidated Statements of Shareholders' Equity -- Years ended July 31,
1997, 1996 and 1995                                                          F-5

Consolidated Statements of Cash Flows -- Years ended July 31, 1997, 1996     F-7
and 1995
Notes to Consolidated Financial Statements (fiscal years)                    F-9

Unaudited Interim Financial Information
---------------------------------------

Consolidated Statements of Operations -- Three and nine months ended
April 30, 1998 and 1997                                                     F-22

Consolidated Balance Sheets -- April 30, 1998 and July 31, 1997             F-24

Consolidated Statements of Cash Flows -- Nine months ended
April 30, 1998 and 1997                                                     F-26

Notes to Consolidated Financial Statements (interim financials)             F-28

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
Thermwood Corporation:

         We have audited the accompanying consolidated balance sheets of Thermwood Corporation and subsidiary as of July 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermwood Corporation as of July 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1997, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
Indianapolis, Indiana
September 12, 1997, except as to Note L which is as of October 7, 1997, and Note M which is as of January 5, 1998




                              THERMWOOD CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                                          July 31
                                                                  1997                           1996
                                                            -----------------------------------------

Assets

Current Assets

Cash                                                          $       512,480                $      18,995
Accounts receivable, less allowance for
   doubtful accounts of $25,000 for 1997
   and 1996                                                         1,802,569                      812,540
   Inventories                                                      4,618,001                    3,329,337
   Deferred income taxes                                            1,676,000                    1,073,000
   Prepaid expenses                                                   372,287                      339,015
                                                               --------------                -------------

         Total Current Assets                                       8,981,337                    5,572,887
                                                               --------------                -------------

Property and Equipment

   Land                                                                73,260                       73,260
   Buildings and improvements                                       1,352,059                    1,235,621
   Furniture and equipment                                          2,768,255                    2,331,461
   Construction in progress                                             6,257                      168,140
      Less accumulated depreciation
        and amortization                                            (2,375,826)                  (2,115,795)
                                                                    -----------                  -----------

         Net Property and Equipment                                 1,824,005                    1,692,687
                                                               --------------                -------------

Other Assets

   Patents, trademarks and other                                      133,026                      131,899
   Bond issuance costs less
      accumulated amortization                                          8,665                       27,817
   Deferred income taxes                                              326,000                    1,341,000
                                                               --------------                -------------

         Total Other Assets                                           467,691                    1,500,716
                                                               --------------                -------------

Total Assets                                                   $   11,273,033                $   8,766,290
                                                               ==============                =============


See accompanying notes to consolidated financial statements.




                              THERMWOOD CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                                              July 31
                                                                  1997                          1996
                                                           -----------------------------------------
Liabilities and Shareholders' Equity

Current Liabilities

   Accounts payable                                           $     1,375,005               $      694,603
   Accrued compensation and payroll taxes                             582,652                      349,136
   Customer deposits                                                  907,110                      494,009
   Other accrued liabilities                                        1,028,505                      238,288
   Current portion of capital lease obligations                         7,755                        6,264
                                                              ---------------               --------------

         Total Current Liabilities                                  3,901,027                    1,782,300
                                                              ---------------               --------------

Long-Term Liabilities, Less Current Portion

   Capital lease obligations                                            5,918                       15,474
   Bonds payable, net of unamortized discount of
     $22,225 for 1997 and $69,721 for 1996                            278,775                      693,279
                                                              ---------------               --------------

         Total Long-Term Liabilities                                  284,693                      708,753
                                                              ---------------               --------------

Shareholders' Equity

   Preferred stock, no par value, 2,000,000 shares authorized,  1,000,000 shares issued and 738,000 and 900,000 shares
     outstanding for 1997 and 1996, respectively                    2,546,320                    3,097,120
   Common stock, no par value, 4,000,000
     shares authorized, 1,400,109 and
     1,307,709 shares issued and outstanding
     for 1997 and 1996, respectively                               10,599,285                   10,190,404
     Accumulated deficit                                            (6,033,542)                  (6,984,162)
                                                               ----------------              ---------------
                                                                    7,112,063                    6,303,362
     Less subscriptions receivable                                     24,750                       28,125
                                                               --------------                -------------

         Total Shareholders' Equity                                 7,087,313                    6,275,237
                                                               --------------                -------------

Total Liabilities and Shareholder's Equity                    $    11,273,033                   $8,766,290
                                                              ===============                   ==========


See accompanying notes to consolidated financial statements.




                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         Years Ended July 31
                                                      1997                    1996                 1995
                                                 -------------------------------------------------------------
Sales
   Machine sales                                 $     16,420,313        $   10,966,096      $    11,042,793
   Technical services                                   3,660,548             3,298,567            2,785,525
                                                 ----------------        --------------      ---------------
                                                       20,080,861            14,264,663           13,828,318
   Less commissions                                     2,301,446             1,628,172            1,514,047
                                                 ----------------        --------------      ---------------

Net Sales                                              17,779,415            12,636,491           12,314,271

Cost of Sales
   Machines                                             8,841,911             5,577,272            5,951,699
   Technical services                                   2,031,588             2,133,866            1,576,335
                                                 ----------------        --------------      ---------------

Total Cost of Sales                                    10,873,499             7,711,138            7,528,034
                                                 ----------------        --------------      ---------------

Gross Profit                                            6,905,916             4,925,353            4,786,237

Research and development,
   marketing, administrative
   and general expenses                                 4,794,563             3,638,536            3,315,904
                                                 ----------------        --------------      ---------------

         Operating income                               2,111,353             1,286,817            1,470,333
                                                 ----------------        --------------      ---------------

Other income (expense):
   Interest expense -
     related party                                              -                  (889)              (7,791)
   Interest expense - other                               (75,686)             (117,710)            (287,134)
   Other                                                   19,157                 6,210              (35,614)
                                                 ----------------        --------------     ----------------

   Other expense, net                                     (56,529)             (112,389)            (330,539)
                                                 ------------------      --------------     ----------------

Earnings before income taxes                            2,054,824             1,174,428            1,139,794
Income tax (expense) benefit                             (819,000)            1,160,000            1,210,000
                                                 ----------------        --------------     ----------------

         Net earnings                            $      1,235,824        $    2,334,428     $      2,349,794
                                                 ================        ==============     ================

Net earnings applicable to
   common shareholders                           $        950,620        $    2,004,373     $      1,981,884
                                                 ================        ==============     ================

Earnings per share
     Basic                                       $           0.70        $         1.63     $          1.92
                                                 ================        ==============     ===============

     Diluted                                     $           0.69        $         1.45     $          1.49
                                                 ================        ==============     ===============

Weighted average number of shares:
     Basic                                              1,349,143             1,231,146           1,029,903
     Diluted                                            1,446,198             1,436,820           1,451,424


See accompanying notes to consolidated financial statements.


                              THERMWOOD CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                 Preferred Stock                      Common Stock
                                                                                    Subscriptions    Accumulated
                           Shares          Amount           Shares      Amount       Receivable         (Deficit)
                           ------          ------           ------      ------       ----------         ---------

Balances at
   July 31, 1994            1,000,000       $3,437,120      1,029,909     $8,988,897     $     -       $(10,970,419)

Preferred
   dividends paid                   -                -              -              -           -           (367,910)

Net earnings                 ________        _________       ________          _____     _____            2,349,794
                                                                                                     --------------

Balances at
   July 31, 1995            1,000,000       $3,437,120      1,029,909     $8,988,897     $     -        $(8,988,535)

   Preferred
     dividends paid                 -                -              -              -           -           (330,055)

   Redemption of
     preferred stock         (100,000)        (340,000)             -              -           -                  -

   Conversion of
     12% debentures,
     net of related
     bond issuance
     costs and unamor-
     tized discount                 -                -        261,400      1,115,507           -                  -

   Exercise of
     qualified stock
     options                        -                -         10,400         56,000     (28,125)                 -

   Exercise of other
     stock options                  -                -          6,000         30,000           -                  -

   Net earnings                     -                -              -              -           -           $2,334,428
                           ----------       ----------    -----------    -----------  ----------           ----------

Balances at
    July 31, 1996          900,000          $3,097,120      1,307,707    $10,190,404    $(28,125)          $(6,984,162)

See accompanying notes to consolidated financial statements.



                              THERMWOOD CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                   (continued)

                                 Preferred Stock                      Common Stock
                                                                                    Subscriptions    Accumulated
                           Shares          Amount           Shares      Amount       Receivable         (Deficit)
                           ------          ------           ------      ------       ----------         ---------

Balances at
   July 31, 1996              900,000       $3,097,120      1,307,709    $10,190,404  $   (28,125)   $   (6,984,162)

Subscriptions
   received                         -                -              -              -        3,375                 -

Preferred dividends
   paid                             -                -              -              -            -           (285,204)

Redemption of
   preferred stock            (162,000)        (550,800)            -              -            -                 -

Conversion of 12%
   debentures, net of
   related bond issuance
   costs and unamor-
   tized discount                    -                -        92,400        408,881            -                 -

Net earnings                         -                -             -              -            -         1,235,824
                           -----------      -----------   -----------    -----------  -----------         ---------

Balances at
   July 31, 1997               738,000     $  2,546,320     1,400,109   $ 10,599,285  $    (24,750)  $    (6,033,542)
                           ===========     ============   ===========   ============  =============  ================

See accompanying notes to consolidated financial statements.



                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Years Ended July 31
                                                                     ------------------------------------------------
                                                                        1997            1996              1995
                                                                     ----------      ----------         -------------

Cash Flows from Operating Activities:

Net earnings                                                     $     1,235,824    $     2,334,428   $     2,349,794
Adjustments to reconcile net
   earnings to net cash provided
   by operating activities:
     Depreciation and amortization                                       338,274            295,510           329,012
     Provision for inventories                                                 -             21,012            80,000
     Gain on disposal of equipment                                             -            (15,625)           (1,850)
     Deferred income taxes                                               412,000         (1,178,000)       (1,236,000)
     Changes in operating assets and
       liabilities:
       Accounts receivable                                              (990,029)           369,060          (500,252)
       Inventories                                                    (1,288,664)          (341,402)         (244,890)
       Prepaid expenses and
          other assets                                                   (32,864)            41,151          (140,219)
       Accounts payable and
          other accrued expenses                                       1,704,136           (263,205)         (114,974)
       Customer deposits                                                 413,101           (148,350)          273,154
                                                                 ---------------    ----------------  ---------------

Net cash provided by
   operating activities                                                1,791,778          1,114,579           793,775
                                                                 ---------------    ---------------   ---------------

Cash Flows from Investing Activities:

Proceeds from sale of equipment                                                -             40,000             1,850
Purchases of patents, property
   and equipment                                                        (457,599)          (502,350)         (350,111)
                                                                 ---------------    ---------------   ---------------

Net cash used by
   investing activities                                                 (457,599)          (462,350)         (348,261)
                                                                 ---------------    ---------------  ----------------

                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (continued)



                                                                                Years Ended July 31
                                                                     -------------------------------------------------
                                                                        1997            1996                1995
                                                                     ----------      ----------         --------------

Cash Flows From Financing Activities:

Principal payments on
   lease obligations                                                      (8,065)           (31,598)          (76,767)
Redemption of preferred stock                                           (550,800)          (340,000)                -
Payment of dividends on
   preferred stock                                                      (285,204)          (330,055)         (367,910)
Proceeds from subscriptions
   receivable                                                              3,375                  -                 -
Proceeds from exercise of
   stock options                                                               -             57,875                 -
                                                                 ---------------    ---------------    --------------

Need cash used by
   financing activities                                                 (840,694)          (643,778)         (444,677)
                                                                 ---------------  -----------------    --------------

Increase in cash                                                         493,485              8,451               837
Cash at beginning of year                                                 18,995             10,544             9,707
                                                                 ---------------   ----------------   ---------------

Cash at end of year                                              $       512,480   $         18,995   $        10,544
                                                                 ===============   ================   ===============


See accompanying notes to consolidated financial statements.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General:

         The consolidated financial statements include the accounts of Thermwood Corporation and its wholly-owned subsidiary, Thermwood Europe Limited, a United Kingdom company. The term "Company" refers to the consolidated operations of Thermwood Corporation and its subsidiary.


         The Company operates within a single business segment called industrial automation equipment, and manufactures high technology machining systems. The Company sells its products primarily through the assistance of dealer networks established throughout the United States and Europe. Three dealers accounted for approximately 42% of the Company's business; however, no customer accounts for more than 10% of the Company's sales in fiscal 1997, 1996 or 1995. The loss of any large dealer could have a materially adverse effect on the Company's business.


         The Company also offers a variety of technical services. These services include training, installation assistance, preventive maintenance and upgrading and enhancement of installed products as technology advances. The Technical Services Division also has responsibility for the quality control of the Company's industrial products during their manufacture. Technical services are marketed to current customers as well as to companies that purchase Thermwood equipment in the used market. Sales and service by the Technical Services Division in fiscal year 1997 amounted to approximately 18% of total sales.

         The Company's machining systems are utilized principally in the woodworking, plastics and boating industries. The Company is not dependent upon a single supplier or only a few suppliers.

Principles of Consolidation:

         All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates and Assumptions:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (continued)

Revenues and Warranties:


         The manufacturing process may extend over several months and advance cash deposits are normally required from customers. Sales are recorded principally when machines are shipped. In certain instances, customers accept title to machines but request that the Company delay shipment for a short period of time. In these cases, the customer is billed under the Company's normal terms and conditions. Revenue is recognized upon transfer of title to the customer. No transactions of this nature occurred in fiscal 1997; sales of one machine (sale price of approximately $100,000) under this arrangement occurred in each of 1996 and 1995.


         Revenues of technical services are recognized when the service is performed. Estimated costs of product warranties are charged to cost of sales at the time of sale.

Inventories:

         Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment:

         Property and equipment are recorded at cost for assets purchased and at the present value of minimum lease payments for assets acquired under capital leases. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets, as shown below:

              Buildings and improvements                  10 to 30 years
              Equipment                                   3 to 10 years

         Depreciation expense for 1997, 1996 and 1995 was $304,716, $256,290 and $289,339, respectively.

Research and Development:

         Research and development costs are expenses as incurred. Expenditures for research and development were approximately $216,000, $284,000 and $246,000 during 1997, 1996 and 1995, respectively.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (continued)

Customer Deposits:

         Customer deposits are recorded as a current liability with no offset against costs incurred on work-in-process. As of July 31, 1997, substantially all of the deposits had no incurred work-in-process cost.


Earnings Per Share:

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share," which requires companies to present basic and diluted earnings per share. A reconciliation of the numerator and denominator for the basic and diluted earnings per share calculation follows:




                                    1997                      1996                      1995
                             Basic      Diluted           Basic   Diluted           Basic    Diluted
                             -----      -------           -----   -------           -----    -------
Earnings
Net earnings               $1,235,824  1,235,824    2,334,428    2,334,428      2,349,794  2,349,794
Less preferred stock
     dividend                (285,204)  (285,204)    (330,055)    (330,055)      (367,910)  (367,910)
Add interest expense on
     convertible bonds
     payable                        -     62,580            -       98,436              -    263,388
Add amortization of bond
     discount and issuance
     costs                          -     13,120            -       30,583              -     27,660
Income tax effects of
     earnings adjustments           -    (28,009)           -      (44,037)             -   (107,688)
                          -----------    -------- -----------      --------   -----------   ---------

Total earnings             $  950,620    998,311    2,004,373    2,079,355      1,981,884  2,165,244
                              =======    =======    =========    =========      =========  =========

Weighted average number
     of shares
Common shares
     outstanding            1,349,743  1,349,743    1,231,146    1,231,146      1,029,903  1,029,903
Common equivalent shares
     related to dilutive stock
     options                        -     36,255            -       53,075              -      7,521
Common equivalent shares
     related to convertible
     bonds                          -     60,200            -      152,600              -    414,000
                          -----------     ------  -----------      -------    -----------    -------
Total weighted average
     number of shares       1,349,743  1,446,198    1,231,146    1,436,820      1,029,903  1,451,424
                            =========  =========    =========    =========      =========  =========

Earnings per share     $        0.70       0.69          1.63         1.45           1.92       1.49
                             =======    =======       =======      =======        =======    =======

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (continued)


Income Taxes:

     Deferred tax assets and liabilities are recognized for the future as tax consequences attributable to differences between the financial statement amounts for assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates which apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion or all of net deferred tax assets will not be realized.

Reclassifications:

     Certain amounts presented in prior years' financial statements have been reclassified to conform to the current year presentation.

NOTE B -- INVENTORIES:

Inventories at July 31 consist of:

                                       1997                      1996
                                  -------------             -------------

Finished goods                    $      644,477            $     508,910
Work-in-process                        1,171,484                  903,447
Raw materials                          2,802,040                1,916,980
                                  --------------            -------------
                                  $    4,618,001            $   3,329,337
                                  ==============            =============

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C--LEASES:

         The Company has leased its production facilities and certain equipment, primarily from related parties. Amounts included in property and equipment at July 31 relating to capital leases are as follows:

                                               1997                   1996
                                          -------------          -------------

Land                                      $       73,260         $      73,260
Building and improvements                      1,171,778             1,171,778
Furniture and equipment                          266,929               266,929
                                          --------------         -------------
                                               1,511,967             1,511,967
Less accumulated amortization                   (799,558)             (740,782)
                                          ---------------        --------------
                                          $      712,409        $      771,185
                                          ===============        ==============

         Included in Land, Building and Improvements above are assets with a net book value of $533,928 and $696,454 at July 31, 1997 and 1996, respectively, leased from a director of the Company under a capital lease expiring in February, 2007. During fiscal year 1994, the obligation under this lease was converted to Preferred Stock (Note G). The Company has the option to purchase the assets under this lease at any time for a purchase price of $1,608,629 less the aggregate amount paid to the director for the redemption of the Series A Preferred Stock, which payments aggregated $890,800 through July 31, 1997.

Future minimum lease payments as of July 31, 1997 for all leases are as follows:

         Years ending July 31:                  Capital         Operating
                                                Leases            Leases

                  1998                        $      8,916      $      42,108
                  1999                               7,114             42,108
                  2000                                   0             42,108
                  2001                                   0             42,108
                  2002                                   0              1,200
                                              ------------      -------------

         Total minimum lease payments               16,030      $     169,632
                                                                =============
         Less amount representing interest
           (principally at 14%)                      (2,357)
                                              -------------

Present value of net minimum lease
         payments                             $      13,673
                                              =============


Total operating lease expense for 1997, 1996 and 1995 was $44,390, $18,130 and $18,315 respectively.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D -- BONDS PAYABLE:

         In 1993 the Company completed a public offering of 2,070 units totaling $2,070,000. Each unit consisted of one Convertible Debenture in the principal amount of $1,000, bearing interest at 12% per year, and 500 Redeemable Warrants. The bonds were issued at a discount of $254,573 which is being amortized using the interest method.

         The Debentures, which mature in February 2003, are convertible, unless previously redeemed, into shares of the Company's common stock at a price of $5.00 per share, subject to anti-dilutive adjustments. Interest is payable quarterly. The Company may, on 30 days written notice, and with the approval of the underwriter of the public offering, redeem the Debentures, in whole or in part, if the closing price of the Company's common stock for the immediately preceding 30 consecutive trading days equals or exceeds $12.50 per share. The redemption price will be 105% plus accrued interest through the date of redemption.

         During fiscal year ended July 31, 1997 holders tendered $462,000 of the debentures for conversion into 92,400 common shares.

         Each Warrant entitled the holder to purchase one share of common stock at a price of $15.00 per share, subject to anti-dilutive adjustments, through February 1996. The warrants expired on February 21, 1996.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E -- COMMON STOCK OPTIONS:

         The Company has both a qualified and a nonqualified stock option plan. The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for these plans. Had compensation cost been determined based on the fair value at the grant date for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123 (FAS 123), the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:



                                           1997                      1996
                                      -------------             --------------

Net Earnings
     As Reported                      $    1,235,824            $    2,334,428
     Pro Forma                             1,214,168                 1,985,024

Basic Earnings Per Share
     As Reported                               $0.70             $        1.63
     Pro Forma                                  0.69                      1.34

Diluted Earnings Per Share
     As Reported                                0.69                      1.45
     Pro Forma                                  0.68                      1.20

         The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts. The Statement does not apply to awards granted prior to December 16, 1995. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal years 1997 and 1996: no dividend yield for both years; expected volatility of 56 percent and 72 percent for 1997 and 1996, respectively, risk-free interest rates of 6.2 percent and 6.6 percent for 1997 and 1996, respectively, expected lives of 10 years for all options except 5 years for options to purchase 120,000 shares granted in 1996.

         The Company reserved 80,000 shares of common stock for issuance under the qualified plan. Options to purchase 57,000 of the shares have been granted, 5,000 of which were granted during fiscal year 1997. None of these options were exercised during fiscal year 1997. As of July 31, 1997, 46,600 were exercisable. These options must be exercised within ten years of the grant date.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E -- COMMON STOCK OPTIONS:  (continued)

         The nonqualified plan provides for the issuance of options to purchase up to 70,000 shares of common stock of which options to purchase 40,000 shares were outstanding and exercisable as of July 31, 1997.

         Other options to purchase 140,000 shares have been granted by the Board of Directors, all of which were outstanding and exercisable as of July 31, 1997. An option to purchase 120,000 of these shares was granted to the President of the Company. The option extends through October 18, 1997 and permits the purchase of 60,000 shares at $15.00 per share and 60,000 at $30.00 per share.

         A 6,000 share option was granted to an employee at $5.00 per share and is exercisable through October 1997. Options for an additional 4,000 shares at $8.4375 per share were granted during fiscal year 1996 to a principal in a former public relations firm for the Company. The options are currently exercisable and extend through February, 2006. During fiscal year 1997 options for 10,000 shares were granted to another public relations firm. These options are exercisable as of July 31, 1997, 5,000 of which are exercisable at $12.50 per share and 5,000 at $25.00 per share and expire 30 days after termination of the service agreement between the Company and the firm.

A summary of common stock options for the years ended July 31 follows:



                                                  1997                   1996                 1995
                                          --------------------    ------------------    ------------------
                                                 Weighted               Weighted            Weighted
                                                 Average                Average             Average
                                                 Exercise               Exercise            Exercise
                                          Shares          Price   Shares        Price   Shares       Price
                                          ------          -----   ------        -----   ------       -----

Outstanding at
    beginning of year                        211,600   $ 15.95       207,000  $ 24.25       208,950  $ 24.25

Granted                                       15,000   $14.75        151,000  $ 19.30             0        0

Canceled/expired                                   0         0       130,000  $ 35.05         1,950  $  8.15

Exercised                                          0         0        16,400  $  6.85             0        0
                                        ------------   -------   -----------  -------   -----------  -------

Outstanding at end
    of year                                  226,600   $ 15.90       211,600  $ 15.95       207,000  $ 24.25
                                        ============   =======      ========  ========     ========  =======

Exercisable at end of year                   226,600                 211,600                207,000
                                        ============                 =======                =======

Weighted average fair value of
    options granted during the year                    $6.90                    $3.75                  $  --
                                                       =====                    =====                  =====


                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F -- SHAREHOLDERS' EQUITY:

    The Company is authorized to issue 2,000,000 shares of non-voting preferred stock, no par value Series A Preferred Stock, of which 1,000,000 shares were issued and 738,000 and 900,000 shares were outstanding at July 31, 1997 and 1996, respectively. All of these shares were issued to a director/shareholder in a conversion of debt transaction (Note G). The holders of Series A Preferred Stock are entitled to receive cumulative cash dividends out of the net profits of the Company at the rate of thirty-four cents ($0.34) per share per annum, payable monthly in equal installments within the first fifteen days of each month for the preceding month as directed by the Board of Directors of the Company. The Company has the right in its sole discretion to redeem the stock at any time at $3.40 per share. During fiscal years 1997 and 1996, 162,000 and 100,000 shares were redeemed by the Company for $550,800 and $340,000, respectively. In the event of the liquidation of the Company, the holders of the Series A Preferred Stock are entitled to receive $3.40 per share plus any unpaid cumulative and current dividends before payment to holders of shares of the Company's common stock.

NOTE G -- RELATED PARTY TRANSACTIONS:

    Director  and   shareholder  -  The  Company   leased  land,   building  and
improvements from a director/shareholder and a leasing company owned by this director. The net book value of these leased assets was $533,928 and $696,454 at July 31, 1997 and 1996, respectively. On November 18, 1993, the Company entered into an agreement with the director/shareholder, whereby approximately $3.4 million in long-term debt (including amounts due under capital leases) was converted to 1,000,000 shares of the Company's Series A Preferred Stock.

    Director and shareholder - A director and shareholder is a partner in the law firm retained as the Company's outside counsel. Total expenses for legal services from the firm were $76,699, $103,180 and $93,929 for 1997, 1996 The Company had accounts payable of $14,462 at July 31, 1997 relating to such legal services.

    President and secretary - The president and secretary of the Company who are husband and wife and are also directors of the Company, are the owners of a dealership which leases office space from and sells equipment for the Company. The Company primarily sells its machines directly to the purchaser within this dealer's region; however, sales may also be made directly to the dealer who in turn sells the machines to the purchaser. The agreement between the Company and the dealer is a standard agreement similar to other dealer agreements entered into by the Company.

    Rent income from the dealership was $6,800, $7,200 and $7,200 for 1997, 1996 and 1995, respectively. Sales commissions of $447,667, $349,584 and $578,298 were paid to the dealership during 1997, 1996, and 1995, respectively, for assisting in effecting sales.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I--INCOME TAXES:

The provisions for income taxes for the years ended July 31 consist of:



                                                               1997               1996                1995
                                                          ---------------    ---------------    --------------

Federal:

   Currently payable                                    $        (407,000)  $      (18,000)    $      (26,000)
   Deferred (expense) benefit                                    (379,000)       1,082,000          1,136,000
                                                        -----------------   --------------      -------------

                                                                 (786,000)       1,064,000          1,110,000
                                                        -----------------   --------------      -------------

State:

   Currently payable                                                   0                 0                  0
   Deferred (expense) benefit                                     (33,000)          96,000            100,000
                                                        -----------------   --------------      -------------

                                                                  (33,000)          96,000            100,000
                                                        -----------------   --------------      -------------

Total income tax (expense) benefit                      $        (819,000)  $    1,160,000      $   1,210,000
                                                        ==================  ==============      =============



A reconciliation of expected income taxes using an effective combined state and federal income tax rate of 37% and actual income taxes for the years ended July 31, follows:




                                                               1997               1996                1995
                                                          ---------------    ---------------    --------------

Net earnings before income taxes                        $       2,054,824   $      1,174,428    $    1,139,794
                                                        =================   ================    ==============

Expected income tax expense                             $        (760,000)  $       (435,000)   $     (422,000)
Utilization of net operating
   loss carryforwards                                                   0            119,000           474,000
Reduction in deferred tax asset
   valuation allowance                                                  0          1,480,000         1,163,000
Effect of non-deductible items:
   Meals and entertainment                                        (14,000)           (11,000)           (9,000)
Other                                                             (45,000)             7,000             4,000
                                                        ------------------  ----------------    --------------

   Total actual income tax
     (expense) benefit                                  $         (819,000) $      1,160,000    $    1,210,000
                                                        ==================  ================    ==============

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I -- INCOME TAXES:  (continued)

The tax effects of significant temporary differences represented by deferred tax assets and deferred tax liabilities at July 31 are as follows:



Deferred tax assets:                     1997                      1996
                                    -------------            ---------------

Inventory valuation                 $      246,000           $      248,000
Warranty reserves                           73,000                   42,000
Net operating loss carryforwards         1,812,000                2,224,000
Other                                        3,000                   90,000
                                    --------------           --------------

     Deferred tax assets                 2,134,000                2,604,000
                                    --------------            -------------

Deferred tax liability:
     Property and equipment                132,000                  190,000
                                    --------------            -------------

     Net deferred tax assets        $    2,002,000           $    2,414,000
                                    ==============           ==============


         During the fourth quarter of the fiscal year 1996, management adjusted the deferred tax asset valuation allowance based on its assessment as to the likelihood that future earnings would be sufficient to realize deferred tax assets, including net operating loss carryforwards.

         At July 31, 1997, the Company had the following carryforwards for tax purposes:

Operating loss carryforwards expiring in 2004 - 2009         $    4,896,000
General business credits expiring in 1998 - 2001             $       31,000

The  amount  of  such  loss   carryforwards  and  other  credits  available  for
utilization in any future year could be limited in the event of a change in ownership as defined by income tax laws.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J--ADDITIONAL INFORMATION:

Other accrued liabilities at July 31 consist of:

                                       1997                      1996
                                  -------------            --------------

Property taxes                    $       66,138           $       43,498
Income taxes                             387,000                        0
Accrued warranties                       196,777                  114,992
Other                                    378,590                   79,798
                                  --------------           --------------
                                  $    1,028,505           $      238,288
                                  ==============           ==============

Cash Flow Information:

         The Company paid cash for interest in the amount of $69,739, $146,810 and $280,123 during 1997, 1996 and 1995, respectively. The Company paid cash for income taxes in the amount of $30,000, $9,000 and $35,000 during 1997, 1996 and 1995, respectively.

Non-cash Investing and Financing Activities:

         During 1995 the Company entered into a lease for office equipment with an unrelated party and incurred a capital lease obligation of $31,929. During 1997 and 1996, bonds with face values of $462,000 and $1,307,000, respectively, were converted to 92,4,000 and 261,400 shares of common stock.

NOTE K -- PENSION AND PROFIT SHARING PLAN:

         The Company has a deferred income 401(k) savings plan for its employees. The Company matches 25% of employee contributions up to 3% of each employee's wages. Pension expense for 1997, 1996 and 1995 amounted to $35,840, $19,274 and $18,588, respectively. The Company also has a management profit sharing plan. Profit sharing expense amounted to $647,407, $384,390 and $423,037 for 1997, 1996 and 1995, respectively.

                      THERMWOOD CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L -- SUBSEQUENT EVENTS:

         On October 7, 1997, the Company entered into a line of credit with a bank in the amount of $3.5 million. The balance of preferred stock in the amount of $2,546,320 was repurchased from the shareholder. This transaction enabled the Company to take clear title to its land and building. An expansion of 20,000 square feet to the production facilities was started and is expected to be completed in January, 1998. Management estimates the total cost of the expansion will be approximately $500,000.

NOTE M -- REVERSE STOCK SPLIT

         On December 18, 1997, the Board of Directors approved a 1-for-5 reverse stock split of the Company's common shares effective January 5, 1998. One new common share was issued for every five common shares held by shareholders of record on January 5, 1998. All common share and per share amounts in the accompanying financial statements have been restated to reflect the effects of the 1-for-5 reverse stock split.

              The financial statements which follow are unaudited.

                              THERMWOOD CORPORATION
                           CONSOLIDATED STATEMENTS OF
                                   OPERATIONS
                                   (Unaudited)



                                                     Three Months                       Nine Months
                                                          Ended                              Ended
                                                         April 30                         April 30
                                                -------------------------------  ---------------------------------
                                                     1998             1997             1998             1997
                                                -------------    ------------    ---------------   ---------------

Sales
   Machine sales                                $    5,170,143  $    4,141,185   $    14,637,831  $     11,293,060
   Technical sales                                   1,671,128         801,924         3,530,726         2,487,394
                                                --------------  --------------   ---------------  ----------------
                                                     6,841,271       4,943,109        18,168,557        13,780,454
   Less commissions                                    739,626         538,708         2,208,706         1,588,790
                                                --------------  --------------   ---------------  ----------------

Net Sales                                            6,101,645       4,404,401        15,959,851        12,191,664

Cost of Sales
   Machine sales                                     2,781,647       2,313,540         7,676,162         6,088,214
   Technical sales                                     740,217         469,146         1,810,972         1,339,919
                                                --------------  --------------   ---------------  ----------------

Total Cost of Sales                                  3,521,864       2,782,686         9,487,134         7,428,133
                                                --------------  --------------   ---------------  ----------------

   Gross Profit                                      2,579,781       1,621,715         6,472,717         4,763,531

Research and development,
   marketing, administrative
   and general expenses                              1,682,931       1,195,179         4,546,551         3,280,230
                                                --------------  --------------   ---------------  ----------------

Operating income                                       896,850         426,536         1,926,166         1,483,301
                                                --------------  --------------   ---------------  ----------------

Other income(expense):
   Interest expense                                    (72,810)        (16,734)         (160,069)          (70,030)
   Other                                                12,243           1,639            13,481             3,310
                                                --------------  --------------   ---------------  ----------------

   Other expense, net                                  (60,567)        (15,095)         (146,588)          (66,720)
                                                --------------  --------------   ---------------  ----------------

Earnings before income taxes                           836,283         411,441         1,779,578         1,416,581
   Income tax expense                                  344,329         157,847           718,696           550,901
                                                --------------  --------------   ---------------  ----------------

   Net earnings                                 $      491,954  $      253,594   $     1,060,882  $        865,680
                                                ==============  ==============   ===============  ================

                              THERMWOOD CORPORATION
                           CONSOLIDATED STATEMENTS OF
                                   OPERATIONS
                                   (Unaudited)
                                   (continued)



                                                     Three Months                       Nine Months
                                                          Ended                              Ended
                                                         April 30                         April 30
                                                -------------------------------  --------------------------------
                                                     1998             1997             1998             1997
                                                -------------    ------------    ---------------   --------------

Net earnings applicable to common:
  shareholders:
Earnings per common and common equivalent share:
   Basic                                        $        0.34   $        0.13    $         0.72    $        0.47
   Diluted                                               0.32            0.13              0.68             0.47

Weighted average number of shares
   Basic                                            1,430,109       1,387,509         1,421,087         1,387,509
   Diluted                                          1,519,434       1,477,164         1,510,412         1,477,164

See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


                                                                       April 30                  July 31
                                                                         1998                      1997
ASSETS
Current Assets
   Cash                                                       $            50,198        $         512,480
   Accounts receivable                                                  3,071,235                1,802,569
   Inventories                                                          5,975,490                4,618,001
   Deferred income taxes                                                1,676,000                1,676,000
   Prepaid expenses                                                       254,762                  372,287
                                                              -------------------        -----------------

        Total Current Assets                                           11,027,685                8,981,337
                                                              -------------------        -----------------

Property and Equipment (Net of Accumulated
   Depreciation)                                                        1,942,932                1,824,005
                                                              -------------------        -----------------

Other Assets
   Patents, trademarks and other                                          130,283                  141,691
   Deferred income taxes                                                  326,000                  326,000
                                                              -------------------        -----------------

        Total Other Assets                                                456,283                  467,691
                                                              -------------------        -----------------

              Total Assets                                    $        13,426,900        $      11,273,033
                                                              ===================        =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                     1,514,143                1,375,005
   Accrued liabilities                                                    845,492                1,225,157
   Accrued income taxes                                                 1,006,414                  386,000
   Customer deposits                                                    1,735,724                  907,110
   Current portion of long-term liabilities                                17,182                    7,755
                                                              -------------------        -----------------

        Total Current Liabilities                                       5,118,955                3,901,027
                                                              -------------------        -----------------

Long-term Liabilities - less current portion
   Capital lease obligations                                                4,684                    5,918
   Note payable to bank                                                 2,446,320                        0
   Bonds payable, net of unamortized discount                             169,845                  278,775
                                                              -------------------        -----------------

        Total Long-term Liabilities                                     2,620,849                  284,693
                                                              -------------------        -----------------

                              THERMWOOD CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                   (continued)


                                                                       April 30                  July 31
                                                                         1998                      1997
Shareholders' Equity
   Preferred Stock, no par value, 2,000,000 shares
   authorized, 1,000,000 shares issued and 738,000
   shares outstanding at July 31, 1997                                        ---                2,546,320
Common stock, no par value, 20,000,000 shares
   authorized, 1,388,709 shares in 1997 and
   1,430,109 shares in 1998 issued and outstanding                     10,736,211               10,599,285

   Accumulated deficit                                                 (5,015,915)              (6,033,542)
                                                              --------------------       ------------------
                                                                        5,720,296                7,112,063
   Less subscriptions receivable                                           33,200                   24,750
                                                              -------------------        -----------------

        Total Shareholders' Equity                                      5,687,096                7,087,313
                                                              -------------------        -----------------

Total Liabilities and Shareholders' Equity                    $        13,426,900        $      11,273,033
                                                              ===================        =================


See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)



                                                                            Nine Months Ended April 30
                                                                                1998                1997
Cash Flows From Operating Activities:

Net earnings                                                             $     1,060,882      $      865,680
Adjustments to reconcile net earnings to net cash
Provided by operating activities:
   Depreciation and amortization                                                 278,612             223,405
        Changes in operating assets and liabilities:
              Accounts receivable                                             (1,268,666)           (487,874)
              Inventories                                                     (1,357,489)         (1,188,664)
              Prepaid expenses and other assets                                  117,525             525,357
              Accounts payable                                                   139,138             404,550
              Accrued liabilities                                                240,748             181,939
              Customer deposits                                                  828,614             387,698
                                                                         ---------------      --------------

Net cash provided by operating activities                                         39,364             912,091
                                                                         ---------------      --------------

Cash Flows From Investing Activities:
   Purchases of patents, property and equipment                                 (378,706)           (275,046)

   Net cash used by investing activities                                        (378,706)           (275,046)

Cash Flows from Financing Activities:
   Principal payments on notes payable                                          (100,000)                  0
   Principal payments on lease obligations                                        (1,234)             (4,615)
   Note payable at bank                                                        2,546,320                 ---
   Payment of dividends on preferred stock                                       (43,256)           (219,112)
   Redemption of preferred stock                                              (2,546,320)           (405,280)
   Proceeds from subscriptions receivable                                         21,550                3,375
                                                                         ---------------      ---------------

Net cash used by financing activities                                           (122,940)            (625,632)
                                                                         ----------------     ----------------

Increase (decrease) in cash                                                     (462,282)              11,413
Cash at beginning of period                                                      512,480               18,995
                                                                         ---------------      ---------------

Cash at end of period                                                    $        50,198      $        30,408
                                                                         ===============      ===============


See accompanying notes to consolidated financial statements.

                              THERMWOOD CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                                   (continued)



                                                                            Nine Months Ended April 30
                                                                                1998                   1997

ADDITIONAL INFORMATION:
Interest paid                                                            $       146,083      $       70,030
                                                                         ===============      ==============
Conversion of bonds payable, net of unamortized
   discount                                                              $       120,000      $      357,980
                                                                         ===============      ==============

Subscriptions receivable for common stock issued                         $        30,000      $            0
                                                                         ===============      ==============

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS:

Note A - Basis of Presentation

         The unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The statements have not been examined by independent accountants but include, in the opinion of the Company, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the condensed financial position and the results of operations for the periods presented. These financial statements should be read in conjunction with the Company's financial statements included on Form 10-K for the year ended July 31, 1997 and Forms 10-Q for the quarters ended April 30, 1998 and 1997.

         Operating   results  for  the  interim   periods  are  not  necessarily
indicative of the results that may be expected for the year ended July 31, 1998.

Note B - Inventories

         Inventories are priced at the lower of cost (first-in, first-out method) or market.

                                          April 30               July 31
                                            1998                   1997
Components of Inventory:

   Raw material                       $       3,104,938      $       2,802,040
   Work in process                            2,436,370              1,171,284
   Finished goods                               434,182                644,477
                                      -----------------      -----------------

Total                                 $       5,975,490      $       4,618,001
                                      =================      =================

Note C - Reclassifications

         Certain amounts presented in the prior year condensed financial statements have been reclassified to conform to the current year presentation.

Note D - Earnings per Share

         Effective January 31, 1998, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standard No. 128, Earnings Per Share (FAS 128). FAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share for public entities. Adoption of this standard did not have a material impact on the Company's earnings per share in 1998 or 1997.

Earnings per share for the three-month and nine-month periods ended April 30, 1998 and 1997 were determined as follows:



                                                     Three Months                       Nine Months
                                                          Ended                              Ended
                                                         April 30                         April 30
                                                -------------------------------  ---------------------------------
                                                     1998             1997             1998             1997
                                                -------------    ------------    ---------------   ---------------

          INCOME
Net earnings                                    $      491,954  $      253,594   $     1,060,882  $        865,680
Less preferred stock dividends                               0          69,662            43,256           219,112
                                                --------------  --------------   ---------------  ----------------

Basic earnings available to
  common shareholders                                  491,954         183,932         1,017,626           646,568

Interest and amortization related to
Convertible debt, net of taxes                           4,445           9,866            13,336            41,618
                                                --------------  --------------   ---------------  ----------------
Diluted earnings available to
common shareholders                             $      496,399  $      193,798   $     1,030,962  $        688,186
                                                ==============  ==============   ===============  ================

        SHARES
Weighted average shares
   - Basic                                           1,430,109       1,387,509         1,421,087         1,327,265
Convertible bonds                                       36,200          60,200            36,200            60,200
Dilutive common stock options                           56,120          41,347            56,120            41,347
                                                --------------  --------------   ---------------  ----------------
Weighted average shares
   - Diluted                                         1,522,429       1,489,056         1,513,407         1,428,812
                                                ==============  ==============   ===============  ================

Basic earnings per share                        $         0.34  $         0.13   $          0.72  $           0.49

Diluted earnings per share                      $         0.33  $         0.13   $          0.68  $           0.48

                                    EXHIBIT A

              AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION

                                    ARTICLE V
                                     Shares

         Section 1. Number. The total number of shares which the Corporation has authority to issue is 540 shares, without par value.

         Section 2. Terms. The capital stock of the Corporation shall consist of 540 shares of common stock, without par value. The common stock of the Corporation shall be of one class and each share of common stock shall be entitled to one (1) vote at all meetings of the shareholders of the Corporation. The Corporation, in the discretion and upon resolution of the Board of Directors, may at any time and from time to time issue and dispose of any of the authorized and unissued shares of stock of the Corporation and may create optional rights to purchase or subscribe for shares of stock of the Corporation. Such stock may be issued and disposed of for such kind and amount of consideration and to such persons, firms and corporations, and such optional rights may be created, and warrants or other evidence of such rights issued, on such terms, at such prices and in such manner as may be determined by resolution adopted by the Board of Directors, subject to any provisions of law then applicable. The Corporation, in the discretion and upon resolution of the Board of Directors, may at any time and from time to time repurchase any of the securities of the Corporation. Such securities may be repurchased for such kind and amount of consideration and from such persons, firms and corporations, on such terms and conditions, at such prices and in such manner as may be determined by the Board of Directors, subject to any provisions of law then applicable.

                                    EXHIBIT B

                         OPINION OF GOELZER & CO., INC.


                                                               September 2, 1998


Board of Directors
Thermwood Corporation
Attn:  Peter N. Lalos
P.O. Box 436
Old Buffaloville Road
Dale, Indiana  47523

Dear Members of the Board:

      You have requested Goelzer's opinion as to the fairness, from a financial point of view, of the terms of the 1-for-37,000 reverse split of the common stock of Thermwood Corporation ("Thermwood" or the "Company"). The terms of the transaction are set forth in the Proxy Statement ("Proxy"). In summary, minority shareholders which will hold less than one share of common stock after the split will receive a cash payment of $11.00 per share of the currently outstanding common stock, in lieu of the issuance of any resulting fractional shares of new common stock following the reverse split.

      While Goelzer has provided valuation analysis to the Board of Directors regarding the range of fair value, the final determination of such matters was made by the Board of Directors of Thermwood. Goelzer has not rendered any investment banking or other services to the Company in the past. For the purpose of this opinion, Goelzer has undertaken analyses, investigations and interviews deemed necessary and relevant. In the course of such activities Goelzer has among other things:

                  1.       Reviewed the Proxy Statement;

                  2. Conducted detailed interviews with Thermwood's management concerning the Company's history and operating record, the nature of the markets served, competitive situation, financial condition, recent performance and current outlook;

                  3.       Inspected    Thermwood's    corporate   offices   and
                           manufacturing facilities in Dale, Indiana;

                  4. Analyzed trading data and market capitalization of Thermwood's common stock for a period of five years as provided by Bloomberg Analytics;

                  5. Analyzed the Company's financial statements and studied Thermwood's filings under the Securities Exchange Act of 1934 including the Form 10-K and annual reports for the last five full years, as well as the latest available 10-Q for the quarter ending April 30, 1998;

                  6. Conducted a search using Bloomberg Analytic for publicly traded companies which could be used as reasonable comparables in determining the fair value of Thermwood. Goelzer searched for companies with similar operations and for companies which are affected by similar economic variables, such as furniture manufacturers;

                  7. Conducted a search for merger and acquisition transactions involving privately held corporations within the woodworking, plastics manufacturing and furniture manufacturing industries using a proprietary database consisting of nearly 3,000 transactions;

                  8. Reviewed studies for both premiums paid in acquisitions of control as well as studies on the lack of marketability for privately held and thinly traded public securities;

                  9.       Performed   such   other   studies,    analyses   and
                           investigations as deemed appropriate.

      In rendering this opinion Goelzer has relied on the accuracy and completeness of the information furnished and has not attempted to independently verify such information nor has Goelzer made or caused to be made any independent evaluation of the assets of Thermwood.

      Based upon the foregoing, it is our opinion that the reverse split is fair, from a financial point of view, to the shareholders of Thermwood.

                                               Respectfully submitted,

                                               /s/ Goelzer & Co., Inc.

                                              Goelzer & Co., Inc.

                                    EXHIBIT C

                           DISSENTERS' RIGHTS STATUTE


                    TITLE 23. BUSINESS AND OTHER ASSOCIATIONS

                    ARTICLE 1. BUSINESS CORPORATIONS - TYPES

                         CHAPTER 44. DISSENTERS' RIGHTS

ss. 23-1-44-1.  "Corporation" defined

      As used in this chapter, "corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

ss. 23-1-44-2. "Dissenter" defined

      As used in this chapter, "dissenter" means a shareholder who is entitled to dissent from corporate action under section 8 [IC 23-1-44-8] of this chapter and who exercises that right when and in the manner required by sections 10 through 18 [IC 23-1-44-10 through IC 23-1- 44-18] of this chapter.

ss. 23-1-44-3.  "Fair value" defined

      As used in this chapter, "fair value," with respect to a dissenter's shares means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

ss. 23-1-44-4.  "Interest" defined

      As used in this chapter, "interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, it a rate that is fair and equitable under all the circumstances.

ss. 23-1-44-5.  "Record shareholder" defined

      As used in this chapter, "record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

ss. 23-1-44-6.  "Beneficial shareholder" defined

      As used in this chapter, "beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

ss. 23-1-44-7.   "Shareholder" defined

      As used in this chapter, "shareholder" means the record shareholder or the beneficial shareholder.

ss. 23-1-44-8.   Shareholder dissent

      (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

         (1) Consummation of a plan of merger to which the corporation is a party if:

                  (A) Shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

                  (B) The shareholder is entitled to vote on the merger.

         (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

         (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

         (4)      The approval of a control share acquisition under IC 23-1-42.

         (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders an entitled to dissent and obtain payment for their shares.

      (b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were:

         (1) Registered on a United States securities exchange insists under the Exchange Act (as defined in IC 23-1-43-9); or

         (2) Traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets -- National Market Issues or a similar market.

      (c)         A shareholder:

         (1) Who is entitled to dissent and obtain payment for the shareholder's shares under this chapter; or

         (2) Who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder's entitlement.

ss. 23-1-44-9.  Beneficial shareholder dissent

      (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

         (b) A beneficial shareholder may assert dissenters' rights as to shares held on the shareholder's behalf only if:

         (1) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         (2) The beneficial shareholder does so with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote.

ss. 23-1-44-10.  Notice of dissenters' rights preceding shareholder vote

      (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23- 1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter.

      (b) If corporate action creating dissenters' rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 12 [IC 23-1-44-12] of this chapter.

ss. 23-1-44-11.  Notice of intent to dissent

      (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23- 1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

         (1) Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

         (2) Must not vote the shareholder's shares in favor of the proposed action.

      (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this chapter.

ss. 23-1-44-12.  Notice of dissenters' rights following action creating rights

      (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23- 1-44-8] of this chapter is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 11 [IC 23-1-44-11] of this chapter.

      (b) The dissenters' notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters' notice must:

         (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

         (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

         (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty
      (60) days after the date the subsection (a) notice is delivered; and

         (5)      Be accompanied by a copy of this chapter.

ss. 23-1-44-13.  Demand for payment by dissenter

      (a) A shareholder sent a dissenters' notice described in IC 23-1-42-11 or in section 12 [IC 23-1-44-12] of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice under section 12(b)(3) [IC 23-1-44-12(b)(3)] of this chapter, and deposit the shareholder's certificates in accordance with the terms of the notice.

      (b) The shareholder who demands payment and deposits the shareholder's shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

      (c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholders shares under this chapter and is considered, for purposes of this article, to have voted the shareholder's shares in favor of the proposed corporate action.

ss. 23-1-44-14.  Transfer of shares restricted after demand for payment

      (a) The corporation may restrict the transfer of uncertificated shares from the date of the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 [IC 23-1-44-16] of this chapter.

      (b)  The  person  for  whom   dissenters'   rights  are   asserted  as  to
uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

ss. 23-1-44-15.  Payment to dissenter

      (a) Except as provided in section 17 [IC 23-1-44-17] of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 [IC 23-144-13] of this chapter the amount the corporation estimates to be the fair value of the dissenter's shares.

      (b)         The payment must be accompanied by:

         (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders'
      equity for that year, and the latest available interim financial statements, if any;

         (2) A statement of the corporation's estimate of the fair value of the shares; and

         (3) A  statement  of the  dissenter's  right to  demand  payment  under section 18 [IC 23-1-44-18] of this chapter.

ss. 23-1-44-16.  Return of shares and release of restrictions

      (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

      (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 12 [IC 23-1-44-12] of this chapter and repeat the payment demand procedure.

ss. 23-1-44-17. Offer of fair value for shares obtained after first announcement

      (a) A corporation may elect to withhold payment required by section 15 [IC 23-1- 44-15] of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

      (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter.

ss. 23-1-44-18.  Dissenter demand for fair value under certain conditions

      (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and demand payment of the dissenter's estimate (less any payment under section 15 [IC 23-1-44-15] of this chapter), or reject the corporation's offer under section 17 [IC 23-1-44-17] of this chapter and demand payment of the fair value of the dissenter's shares, if:

         (1) The dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter's shares;

         (2) The corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

         (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

      (b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter's shares.

ss. 23-1-44-19. Effect of failure to pay demand -- Commencement of judicial appraisal proceeding

      (a) If a demand for payment under IC 23-1-42-11 or under section 18 [IC 23-1- 44-18] of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      (b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation's principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

      (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      (e) Each dissenter made a party to the proceeding is entitled to judgment.

         (1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

         (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 17 [IC 23-1-44-17] of this chapter.

ss. 23-1-44-20.  Judicial determination and assessment of costs

      (a) The court in an appraisal proceeding commenced under section 19 [IC 23-1- 44-19] of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

      (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

         (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter; or

         (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

      (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PROXY                        THERMWOOD CORPORATION
                   Old Buffaloville Road, Dale, Indiana 47523
                This Proxy is solicited by the Board of Directors

The undersigned appoints Peter N. Lalos and Lee Ray Olinger, or either of them, with individual power of substitution, to vote all shares of the Corporation which the undersigned is entitled to vote at the Special Meeting of Shareholders on November __, 1998, at the Company's headquarters at Old Buffaloville Road, Dale, Indiana at 11:00 a.m., Dale, Indiana time, or any adjournment thereof, with all authority the undersigned would have if personally present, as specified, respecting the following matters described in the accompanying Proxy Statement and, in their discretion, on other matters which come before the meeting. A vote FOR Items 1 and 2 is recommended.

(1) Reverse Stock Split -- Proposal to amend Corporation's Articles of Incorporation which would effect a 37,000-to-1 reverse split of the Corporation's Common Stock, without par value, by reducing the number of authorized shares of Common Stock from 20,000,000 to 540 shares, and which would also eliminate the number of authorized shares of Preferred Stock (of which no shares are outstanding), which split provides for the payment of $11.00 per share of currently outstanding Common Stock in lieu of the issuance of any resulting fractional share of new Common Stock.

             FOR  [ ]            AGAINST [ ]              ABSTAIN [ ]

(2) In their discretion, upon such other business as may properly come before the meeting.


                  (Continued and to be Signed on Reverse Side)

This proxy will be voted in accordance with shareholder specifications. Unless directed to the contrary, this proxy will be voted for Item 1. Receipt of accompanying Notice of Meeting and Proxy Statement is hereby acknowledged.


                                        ----------------------------------, 1998
                                                             (Date)




                                        ----------------------------------------

                                        ----------------------------------------
                                                         (Signature)


                                        Please sign name as fully and exactly as it appears opposite. When signing in a fiduciary or representative capacity, please give full title as such. Where more than one owner, each owner should sign. Proxies executed by a corporation should be signed in full corporate name by duly authorized officer.

                                        PLEASE  MARK,  SIGN,  DATE  AND  MAIL IN
                                        ENCLOSED